As filed with the Securities and Exchange Commission on January 25, 2007

Registration Statement No. 333-137607

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SWITCH AND DATA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4813	59-3641081
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

(813) 207-7700

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Keith Olsen

President and Chief Executive Officer

Switch and Data, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

(813) 207-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert J. Grammig, Esquire Holland & Knight LLP 100 North Tampa Street Suite 4100 Tampa, Florida 33602 (813) 227-8500 Facsimile: (813) 229-0134	Andrew J. Pitts, Esquire Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	13,416,667	$16.00	$214,666,672	$22,969.33

(1)	Includes 1,750,000 shares issuable upon exercise of over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2007

11,666,667 Shares Common Stock

We are selling 9,000,000 shares of our common stock and the selling stockholders are selling 2,666,667 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $14.00 and $16.00 per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “SDXC”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Price to Public
Underwriting Discounts and Commissions
Proceeds to the Company
Proceeds to Selling Stockholders

The underwriters have an option to purchase a maximum of 1,750,000 additional shares of common stock to cover over-allotments of shares of common stock from the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about                 , 2007.

Deutsche Bank Securities	Jefferies & Company

CIBC World Markets	RBC Capital Markets

Raymond James

Lazard Capital Markets	Merriman Curhan Ford & Co.

The date of this prospectus is , 2007.

Expand. Exchange. Experience.

Where Networks Meet and Exchange

SEATTLE
PALO ALTO
SAN JOSE
LOS ANGELES
PHOENIX
DENVER
DALLAS
KANSAS CITY
ST. LOUIS
CHICAGO
DETROIT
INDIANA-POLIS
NASHVILLE
ATLANTA
TORONTO CANADA
BUFFALO
CLEVELAND
PITTSBURGH
PHILADELPHIA
NEW YORK CITY
BOSTON
WASHINGTON D.C.
TAMPA
MIAMI
Colocation Services
Internet Exchange and Colocation Services

Switch and Data®

Internet Exchange, Colocation and Interconnection Solutions

i

PROSPECTUS SUMMARY

This summary highlights information incorporated by reference or contained elsewhere in this prospectus and may not contain all the information that is important to you. You should, therefore, read carefully all the information contained in or incorporated by reference in this prospectus, including that under “Risk Factors,” “Prospectus Summary—Summary Consolidated Financial Information,” “Selected Consolidated Financial Information” and our consolidated financial statements and the notes thereto in this prospectus for a more complete understanding of this offering and our business. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Business Overview

We are a leading provider of network neutral interconnection and colocation services primarily to Internet dependent businesses including telecommunications carriers, Internet service providers, online content providers and enterprises. As a network neutral provider, we do not own or operate our own network, and, as a result, our interconnection services enable our customers to exchange network traffic through direct connections with each other or through peering connections with multiple parties. Our colocation services provide space and power for customers’ networking and computing equipment allowing those customers to avoid the costs of building and maintaining their own facilities. We provide our services through 34 facilities in 23 markets, representing the broadest network neutral footprint in North America. Our footprint includes our facility in Palo Alto, one of the first commercial Internet exchanges in the world. Our high network densities, as demonstrated by approximately 17,000 interconnections between our customers, create a network effect, which provides an incentive for our existing customers to remain within our facilities and is a differentiating factor in attracting new customers. This network effect combined with our broad geographic footprint contributes to the growth of our customer base and revenue, which we believe will also increase our operating cash flow due to the fixed nature of certain of our operating costs.

Our network neutral business model is a primary differentiating factor in the market. We believe the ability to connect directly with telecommunications carriers and each other enables our customers to reduce network transit costs, to improve the performance of their services and to reduce their time to market. Our diverse customer base includes some of the world’s largest network service providers, multiple system operators, Internet service providers, online content providers and enterprises. Our North America based telecommunications carrier and Internet service provider customers include AboveNet Communications, AOL and Qwest and our international carrier customers include BT, ChungHwa Telecom, Singapore Telecommunications, Telecom Italia and VSNL. Our online content provider customers include DirecTV, Electronic Arts, Google, LimeLight Networks, Yahoo! and YouTube. Our enterprise customers include Internet dependent businesses, including Amazon.com and Factset, and other enterprises such as GlaxoSmithKline, Hewlett Packard, Microsoft and Verisign.

We believe our broad geographic footprint represents a competitive advantage in that we have facilities in 14 of the 15 largest metropolitan service areas in the United States and is the broadest of any of our network neutral competitors. Our presence in these markets enables us to serve customers in locations where Internet traffic is most concentrated and to serve customers who require a broad geographic footprint. As of September 30, 2006, of our top 100 customers as measured by revenue, 73 utilize our services in multiple markets.

Although we have been unable to achieve profitability, since our founding in 1998, we have increased our revenue through a combination of organic growth and acquisitions. We believe our customer base of over 830 companies as of September 30, 2006 provides a platform for organic growth. Sales to existing customers in the first nine months of 2006 comprised approximately 76% of incremental sales of our interconnection and colocation services. Since March 2003, we have completed five acquisitions and integrated 12 facilities into our operations. These acquisitions have increased our network densities, expanded our customer base and broadened our geographic footprint.

Several favorable trends in our industry are driving demand for our network neutral interconnection and colocation services. These trends include growth in Internet traffic driven by, among other things, increasing broadband penetration and a proliferation of broadband intensive applications, an increasing need for advanced networking technology provided through reliable and secure infrastructure and a growing awareness of business continuity and disaster recovery planning.

Our Competitive Strengths

We believe that our key competitive strengths position us well to capitalize on the growing demand for interconnection and colocation services. These competitive strengths include the following:

Network Neutral Business Model. We do not own or operate our own network, and, as a result, our customers are able to connect directly to their choice of providers in an open and competitive marketplace.

High Network Densities. The high number of interconnections between our customers creates a network effect, which provides an incentive for existing customers to remain within our facilities and for new customers to join them.

Broad Network Neutral Geographic Footprint. Our broad geographic presence enables us to serve customers in locations where Internet traffic is most concentrated and to serve customers who require a broad geographic footprint.

Robust Facilities and Operational Excellence. We believe our ability to provide and meet a 99.999% uptime guarantee as part of our service level agreements with our customers is attributable primarily to the quality of our facilities and the capabilities of our operations personnel. Our facilities feature redundant power and cooling systems, physical security, fire suppression systems and water leak detection and technical support.

Engineering and Networking Expertise. We have gained significant engineering and networking expertise throughout our history, including through our ownership and operation of our Palo Alto facility, one of the first commercial Internet exchanges in the world.

Our Strategy

Our objective is to be the leading provider of network neutral interconnection and colocation services in North America. The key elements of our strategy are to:

Focus on our Top 10 Markets. We derive the majority of our revenue from our top 10 markets, which are the markets that we believe to be most important strategically to our business. Since January 2005, we have increased our gross square footage in these markets by 27%, and have augmented the power and cooling infrastructure in many of these facilities. We intend to continue to expand capacity in these markets to meet the increasing needs of our existing customers and to serve new customers.

Leverage Network Densities. By increasing network densities within our facilities, we are able to further enhance our value proposition to our customers. We believe that leveraging our network densities will enable us to continue to attract and retain customers who derive the greatest value from our interconnection services.

Strengthen Existing Customer Relationships and Reach New Customers. We are working to strengthen relationships with our existing customer base, develop relationships with customers in emerging, bandwidth intensive segments and invest in new sales channels that incorporate our services as part of a broader communications solution.

Pursue Selective Acquisitions. Our acquisitions have increased our network densities, expanded our customer base and broadened our geographic footprint. We believe that industry consolidation opportunities remain, and we intend to continue to pursue selective acquisitions.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. The following risks, as well as the other risks discussed in “Risk Factors”, should be carefully considered before participating in this offering:

Material weaknesses in our internal control over financial reporting. In connection with the preparation of our 2005 consolidated financial statements as of December 31, 2005, and during the course of preparing for this offering, our independent registered public accounting firm reported ten control deficiencies, which represent material weaknesses in our internal control over financial reporting. These material weaknesses contributed to the need to restate our 2003, 2004 and 2005 annual consolidated financial statements to correct our accounting for debt issuance costs, stock based compensation expense and discontinued operations.

Net losses. We have incurred losses since our inception and have an accumulated deficit of $209.8 million as of September 30, 2006. Until 2003, we did not generate cash from operations.

Leased properties. We do not own the buildings in which our properties are located and could be forced by our landlords to vacate such facilities.

Service interruptions. We have service level commitment obligations to substantially all of our customers and have at times in the past given credits to our customers as a result of service interruptions due to equipment failures.

Customer retention. Our customer contracts for space and power typically have terms of one to three years and interconnection services are typically provided either on a month-to-month basis or over a one year term. Some of our customers, including our largest customer, based upon our revenues for the year ended December 31, 2005, have elected not to renew their contracts.

Corporate Reorganization

In connection with this offering, Switch and Data, Inc., a Delaware corporation, the shares of which are being sold to the public in this offering, will be the successor to Switch & Data Facilities Company, Inc., our current holding company, following a reorganizational merger that will take place before the completion of this offering. As part of the merger, Switch and Data, Inc., will change its name to Switch & Data Facilities Company, Inc. The certificate of merger will be filed, and the merger and reorganization will become effective, immediately prior to the closing date for the sale of the shares in this offering. The reorganization will include the following:

•	An aggregate of 24,787,475 shares of our common stock will be issued in the merger to existing holders of shares of capital stock of Switch & Data Facilities Company, Inc.

•	Various other agreements among the existing stockholders of Switch & Data Facilities Company, Inc. will be terminated or amended.

See “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

Company Information

We were incorporated on July 31, 2006 as a Delaware corporation. Our predecessor, Switch & Data Facilities Company, Inc., also a Delaware corporation, was incorporated on March 15, 2000. The original predecessor of Switch & Data Facilities Company, Inc. was organized in Delaware on March 10, 1998, as Switch & Data Facilities Company, LLC. We currently conduct certain operations through our wholly-owned subsidiaries. Our principal executive offices are located at 1715 North Westshore Boulevard, Suite 650, Tampa, Florida 33607 and our telephone number is (813) 207-7700. We maintain a website at www.switchanddata.com where general information about our business is available. Information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by Switch & Data	9,000,000 shares

Common stock offered by the selling stockholders	2,666,667 shares

Common stock to be outstanding after this offering	33,787,475 shares (35% of which are the shares being offered in this offering)

Over-allotment option	1,750,000 shares

Use of proceeds

We intend to use approximately $91.9 million of the net proceeds of this offering to repay part of our bank debt. The remaining approximately $30.7 million will be used for capital expenditures, working capital and general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Proposed Nasdaq Global Market symbol	SDXC

The number of shares of our common stock to be outstanding after this offering is based on the number of shares we expect to be outstanding after giving effect to completion of our corporate reorganization as described in “Certain Relationships and Related Party Transactions—Corporate Reorganization.” This information excludes shares of common stock that will be reserved for issuance under our 2007 Stock Incentive Plan. After giving effect to our corporate reorganization, we expect to have outstanding options under our 2007 Stock Incentive Plan to purchase an aggregate of approximately 2,679,339 shares of our common stock. Of these options, 1,365,382 will be issued to holders of options to purchase our predecessor’s Series D-2 Preferred Stock. These options will have a weighted average exercise price of $2.97 per share. The remaining options to purchase approximately 1,313,957 shares of our common stock will be issued to our employees and non-employee directors at an exercise price equal to the public offering price will be outstanding prior to completion of this offering.

Assumptions Used in This Prospectus

Unless we otherwise indicate, all information contained in this prospectus assumes:

•	an offering price of $15.00 per share of common stock, which is the mid-point of the range set forth on the cover of this prospectus;

•	the underwriters not exercising their over-allotment option to purchase up to 1,750,000 shares of our common stock from the selling stockholders;

•	the completion of our corporate reorganization (see “Certain Relationships and Related Party Transactions—Corporate Reorganization”); and

•	our issuance of 9,000,000 shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data is based solely on the consolidated financial data of our predecessor and should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. We derived the financial data as of December 31, 2005 and for the years ended December 31, 2003, 2004 and 2005 from the audited financial statements of our predecessor, Switch & Data Facilities Company, Inc., appearing elsewhere in this prospectus. We derived the financial data for the years ended December 31, 2001 and 2002 from the unaudited restated financial statements of our predecessor not included in this prospectus. We derived the financial data as of September 30, 2006 and for the nine months ended September 30, 2006 from our predecessor’s audited financial statements appearing elsewhere in this prospectus. We derived the financial data for the nine months ended September 30, 2005 from our predecessor’s unaudited financial statements appearing elsewhere in this prospectus. The unaudited consolidated interim financial data reflects all adjustments, including usual recurring adjustments, which in the opinion of management are necessary for the fair presentation of that information as of and for the periods presented. The results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future. The adjusted pro forma balance sheet data reflects the receipt and application of the estimated net proceeds to us from the sale of 9,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,					Nine Months Ended September 30,
	2001(1)(2)	2002(1)	2003	2004	2005	2005	2006
	(restated)	(restated)
	(In thousands, except per share data)
Revenues:	$42,229	$38,928	$69,840	$91,449	$105,414	$78,668	$82,549
Costs and operating expenses

Cost of revenues, exclusive of depreciation and amortization	32,386	22,924	32,333	43,652	54,800	39,954	45,207
Sales and marketing	6,745	4,940	6,883	10,765	9,846	7,305	9,223
General and administrative	8,657	5,662	7,090	9,768	9,568	6,235	7,907
Depreciation and amortization	13,776	13,267	18,509	27,705	30,206	24,184	17,379
Lease litigation settlements	—	—	—	6,629	—	—	—
Asset impairment	16,329	8,338	—	1,015	2,140	2,140	2,193

Total costs and operating expenses	77,893	55,131	64,815	99,534	106,560	79,818	81,909

Operating income (loss)	(35,664)	(16,203)	5,025	(8,085)	(1,146)	(1,150)	640

Interest income	489	194	121	140	106	89	71
Interest expense	(2,801)	(4,485)	(3,573)	(5,374)	(9,356)	(6,066)	(10,764)
Loss from debt extinguishment	—	—	(342)	(409)	(769)	—	—
Other income (expense)	9	—	78	(192)	166	(7)	(6)

Income (loss) from continuing operations before minority interest and income taxes	(37,967)	(20,494)	1,309	(13,920)	(10,999)	(7,134)	(10,059)
Minority interest in net income of consolidated partnership	(2,513)	(1,878)	(2,052)	(380)	—	—	—
Income taxes	—	—	(80)	(63)	(69)	(140)	—

Loss from continuing operations	(40,480)	(22,372)	(823)	(14,363)	(11,068)	(7,274)	(10,059)
Income (loss) from discontinued operations	(12,058)	(19,142)	(2,331)	891	(206)	(168)	—

Net loss	(52,538)	(41,514)	(3,154)	(13,472)	(11,274)	(7,442)	(10,059)
Preferred stock accretions and dividends	(9,787)	(10,225)	(15,120)	(16,938)	(33,691)	(13,482)	(10,054)

Net loss, attributable to common stockholders	$(62,325)	$(51,739)	$(18,274)	$(30,410)	$(44,965)	$(20,924)	$(20,113)

Net income (loss) per share- basic and diluted	$(1.24)	$(0.48)	$(0.17)	$(0.28)	$(0.42)	$(0.19)	$(0.19)
Weighted average shares outstanding, basic and diluted(3)	50,074	107,787	107,787	107,787	107,787	107,787	107,554
Pro forma net loss, attributable to common stockholders					$(11,274)		$(10,059)
Pro forma net loss per share, basic and diluted (unaudited)(4)					$(0.47)		$(0.41)
Pro forma weighted average shares outstanding, basic and diluted (unaudited)(4)					24,260		24,548

	As of December 31,	As of September 30,
	2005	2006
Balance Sheet Data:
Cash and cash equivalents	$10,417	$4,027
Total assets	$163,222	$155,573
Long-term obligations	$153,602	$153,221
Redeemable preferred stock	$180,644	$190,698
Total stockholders’ equity (deficit)	$(189,360)	$(208,944)

(1)	Amounts for 2001 and 2002 have been restated from the amounts previously reported. See notes to “Selected Consolidated Financial Information” for more information.
(2)	Upon adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“FAS 142”), on January 1, 2002, goodwill is no longer amortized. Only intangible assets with definite lives continue to be amortized.
(3)	The number of weighted average basic and diluted shares outstanding for purposes of calculating our earnings per share includes our predecessor’s Common Stock and Series B Common Stock.
(4)	Unaudited pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares assumed outstanding for the period resulting from the assumed conversion of outstanding preferred stock as discussed in “Certain Relationships and Related Party Transactions—Corporate Reorganization,” which will occur immediately prior to the offering contemplated by this prospectus.

RISK FACTORS

If you purchase shares of our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks as well as other risks and uncertainties discussed in this prospectus could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that are currently deemed immaterial by us, also may become important factors that affect us.

Risks Related to Our Business

Material weaknesses identified in our internal control over financial reporting may result in our inability to file periodic reports within the time periods required by federal securities laws.

As further described in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in connection with the preparation of our 2005 consolidated financial statements as of December 31, 2005, and during the course of preparing for this offering, our independent registered public accounting firm reported ten control deficiencies, which represent material weaknesses in our internal control over financial reporting. These material weaknesses resulted in, or contributed to, adjustments to our financial statements and, in certain cases, restatement of prior financial statements. In instances where adjustments were only required for the 2005 financial statements, the related material weakness existed only in that fiscal year. Any failure to implement new or improved controls in order to remediate the material weaknesses reported by our independent registered public accounting firm, or any difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

The rules of the Securities and Exchange Commission (the “SEC”) require that, as a publicly-traded company following the completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual fiscal periods. Any failure by us to timely file our periodic reports with the SEC may result in a number of adverse consequences that could materially and adversely impact the value of your investment, including, without limitation, delisting of our stock from The Nasdaq Global Market, potential action by the SEC against us, possible defaults under our credit arrangements, stockholder lawsuits and general damage to our reputation.

Material weaknesses in our internal control over financial reporting may result in the inability of investors to rely on our financial statements.

Control deficiencies in our internal control over financial reporting could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Upon completion of this offering, we will have had only limited operating experience with the remedial measures we have made to date, and we have significant additional remedial measures that we must undertake. We cannot provide assurance that the measures we have taken to date or any future measures will adequately remediate the material weaknesses reported by our independent registered public accounting firm. In addition, we cannot be certain that there are no additional material weaknesses in our internal control over financial reporting. Our failure to maintain effective disclosure controls and procedures or internal control over financial reporting could require us to restate our financial statements or otherwise cause investors to lose confidence in our reported financial information and could adversely impact our stock price. Any such failure could also adversely affect the results of the periodic management evaluations of our disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

We have incurred substantial losses in the past and may continue to incur losses in the future.

We have never been profitable and have incurred losses since our inception. For the years ended December 31, 2004 and 2005, we incurred net losses of approximately $13.5 million and $11.3 million, respectively. For the nine months ended September 30, 2006, we incurred net losses of approximately $10.1 million. Until 2003, we did not generate cash from operations. As of September 30, 2006, we had an accumulated deficit of $209.8 million. There can be no guarantee that we will achieve profitability. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are beyond our control, including the following:

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet-related industries;

•	demand for interconnection and colocation services at our facilities;

•	competition from other suppliers of the services we offer;

•	the timing and magnitude of operating expenses, capital expenditures and expenses related to the expansion of sales, marketing and operations, including as a result of acquisitions, if any;

•	the cost and availability of power and cooling capacity;

•	our closing of existing facilities or our acquisition of additional facilities;

•	the mix of our current services; and

•	the financial condition and credit risk of our customers.

Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. A relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization expenses, and interest expense. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior periods should not be relied upon as indications of our future performance.

Our ability to maximize the utilization of our facilities is limited by the availability and cost of sufficient electrical power and cooling capacity.

The availability of an adequate supply of electrical power and cooling capacity, and the infrastructure to deliver that power and cooling, is critical to our ability to provide our services. Even though physical space may be available in a facility, the demand for electrical power may exceed our designed capacity. We may be unable to meet the increasing power and cooling needs of our customers if our customer mix does not match our expectations or our customers further increase their use of high density electrical power equipment, such as blade servers. In addition, the amount of saleable space within our facilities is reduced to the extent that we house generators and batteries to provide back-up power. Further, certain of the leases for our facilities also contain provisions that limit the supply of electrical power and cooling capacity to such facilities, as a result of which our ability to reach full utilization may be constrained in these facilities. If the availability of power limits our ability to fully utilize the space within our facilities, we may be unable to accept new customers at our facilities and our revenue growth will decline or we may incur additional costs to increase the power supply or acquire space at an additional facility.

The high utilization of our facilities may limit our ability to grow in certain key markets, and we may be unable to expand our existing facilities or locate and secure suitable sites for additional facilities.

Our facilities have reached high rates of utilization in many of our key markets. Our ability to meet the growing needs of our existing customers and to attract new customers in these key markets depends on our ability to add additional capacity by incrementally expanding our existing facilities or by locating and securing additional facilities in these markets that meet specific infrastructure requirements such as access to multiple telecommunications carriers, a significant supply of electrical power, high ceilings and the ability to sustain heavy floor loading. In many markets, the supply of facilities with these characteristics is limited and subject to high demand. If we are unable to expand our capacity in a timely and cost-effective manner, our business and results of operations may be adversely affected.

We are continuing to invest in our expansion efforts, but we may not experience sufficient customer demand in the future to realize expected returns on these investments.

We are considering the acquisition or lease of additional properties, including the construction of new facilities. We would be required to commit substantial operational and financial resources to these facilities, generally up to 18 months in advance of securing customer contracts, and we may not experience sufficient customer demand in those markets to support these facilities once they are built. In addition, unanticipated technological changes could affect customer requirements, and we may not have built such requirements into our new facilities. Any of these contingencies, if they were to occur, could make it difficult for us to realize expected or reasonable returns on these investments and could have a material adverse effect on our operating results.

We do not own the buildings in which our facilities are located. Instead, we have chosen to lease our facility space, and the non-renewal of leases poses significant risk to our ongoing operations.

We would incur significant costs if we were forced to vacate one of our facilities due to the high costs of relocating the equipment in our facilities and installing the necessary infrastructure in a new facility. In addition, if we were forced to vacate a facility, we could lose customers that chose our services based on our location. Our landlords could attempt to evict us for reasons beyond our control. Further, we may be unable to maintain good working relationships with our landlords, which would adversely affect our customer service and could result in the loss of current customers.

In addition, our business would be harmed by our inability to renew leases at favorable terms. Most of our leases provide two five-year renewal options with rents set at then-prevailing market rates. We expect that the then-prevailing market rates will be higher than present rates. To maintain the operating profitability associated with our present cost structure, we must increase revenues within existing facilities to offset the anticipated increase in lease payments at the end of the original and renewal terms. Failure to increase revenue sufficiently to offset these projected higher costs would adversely impact our operating income.

Additionally, ten of our leases do not contain renewal options. Renewing these leases at favorable terms will be critical to continuing those operations in the Los Angeles, Atlanta, New York, Philadelphia and Seattle markets. Even those leases which contain renewal options do not ensure long-term operations at those facilities.

If our contracts with our customers are not renewed or are terminated, our business could be substantially harmed.

Our customer contracts for space and power typically have terms of one to three years. Interconnection services are typically provided either on a month-to-month basis or over a one-year term. Our customers may not elect to renew these contracts. Furthermore, our customer contracts are terminable for cause if we breach a material provision of the contract, including the failure to provide power or connectivity for extended periods of time, or violate applicable laws or regulations. We may face increased competition and pricing pressure as our customer contracts become subject to renewal. Our customers may negotiate renewal of their contracts at lower rates, for fewer services or for shorter terms. If we are unable to successfully renew our customer contracts on their current terms, or if our customer contracts are terminated, our business could suffer.

We have been sued by several landlords for breaches of our lease agreements. An adverse determination in any of these proceedings could result in significant liabilities.

We have three ongoing cases with respect to disputes arising out of alleged breaches of our abandoned lease agreements. One of these is a suit filed in West Palm Beach, Florida in May 2002, in which the plaintiff is seeking damages of approximately $29.7 million, consisting of alleged lost rents, lost profits, lost business opportunities, transaction costs relating to our alleged forced sale and attorney’s fees. In a suit filed in Milwaukee, Wisconsin in May 2006, the plaintiff is seeking damages of $4.6 million consisting of alleged lost rents, losses on the sale of the building and attorney’s fees. The third suit was filed in New Orleans, Louisiana in October 2001, and involves a plaintiff that is seeking damages of approximately $3.6 million consisting of alleged lost rent, restorative expenses and lease commission. In the past, we have experienced adverse outcomes in litigation proceedings arising out of similar facts, and we have also settled similar disputes for significant sums. The potential liabilities resulting from these claims may not be covered by our insurance policies or may be disputed by our insurers. Moreover, even if the claims brought against us are unsuccessful or without merit, the cost of defending these suits may result in a material adverse effect on our liquidity. See “Business—Legal Proceedings” for more information.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our business depends on providing customers with highly reliable service. The services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	power loss;

•	improper building maintenance by the landlords of the buildings in which our facilities are located;

•	physical or electronic security breaches;

•	fire, earthquake, hurricane, flood and other natural disasters;

•	water damage;

•	the effect of war, terrorism and any related conflicts or similar events worldwide; and

•	sabotage and vandalism.

Problems at one or more of our facilities, whether or not within our control, could result in service interruptions or equipment damage. We have service level commitment obligations to substantially all of our customers. As a result, service interruptions or equipment damage in our facilities could result in credits for service interruptions to these customers. We have at times in the past given credits to our customers as a result of service interruptions due to equipment failures. We cannot assure you that our customers will accept these credits as compensation in the future. Also, service interruptions and equipment failures may expose us to additional legal liability and impair our brand image. We depend on our landlords and other third-party providers to properly maintain the buildings in which our facilities are located. Improper maintenance by such landlords and third parties increase the risk of service interruptions and equipment damage.

Additionally, certain of our facilities, including those in California, Florida and the Pacific Northwest, are located in areas particularly susceptible to natural disasters such as earthquakes, hurricanes and tornadoes. The occurrence of any natural disaster could shut down one or more of our facilities and result in a material adverse effect upon our results of operations. Moreover, we may not have adequate property or liability insurance to cover catastrophic events.

We may not be able to compete successfully against current and future competitors.

We compete with network neutral interconnection and colocation service providers and other telecommunications service providers, including U.S.-based telecommunications carriers and Internet service providers, managed service providers and web hosting companies. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than us, and some have a greater presence in our markets and in other markets across the United States and around the world.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies. As a result, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, certain of these competitors currently offer network neutral interconnection and colocation services in the same markets where we have facilities, and other competitors may start doing so in the future. Some of these competitors may also provide our current and potential customers with additional benefits, including one-stop shopping options through bundled interconnection and colocation services, and may do so in a manner that is more attractive to our potential customers than our services. These competitors may be able to provide bundled interconnection and colocation services at prices lower than our cost structure allows. If, as a result of such efficiencies, these competitors are able to adopt aggressive pricing policies for interconnection and colocation services, our ability to generate revenues would be materially and adversely affected.

In addition, our competitors may operate more successfully or form alliances to acquire significant market share. Once businesses locate their networking and computing equipment in competitors’ facilities, it may be extremely difficult to convince them to relocate to our facilities. Furthermore, a business that has already invested substantial resources in such arrangements may be reluctant or slow to replace or limit its existing services by becoming our customer.

Finally, we may also experience competition from our landlords. Rather than leasing available space in our buildings to us or other large single tenants, they may decide to convert the space instead to smaller units designed for multi-tenant interconnection and colocation use. Landlords may enjoy a cost advantage in providing services similar to those provided by us, and this could also reduce the amount of space available to us for expansion in the future.

If we fail to differentiate our facilities and services from the services provided by our current or future competitors, we may not be able to compete successfully and our business and results of operations may be adversely affected.

Our failure to meet performance standards under our service level agreements could result in our customers terminating their relationship with us and the damage to our reputation could limit our ability to retain existing customers and attract new customers.

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our levels of service. We may have difficulty meeting these levels of service if we experience service interruptions. If we fail to provide the levels of service required by these agreements, our customers may be able to receive service credits for their accounts or terminate their relationship with us. In addition, our inability to meet our service level commitments may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenues and negatively impact our operating results. We have issued credits to customers on several occasions in the past due to our failure to meet our service level commitments, and we may do so in the future. We cannot assure you that our customers will accept these credits as compensation in the future.

We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

We generally do not control the amount of power our customers draw from their installed circuits. We rely on third parties to provide power, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. If the amount of power available to us is inadequate to support our customer requirements or delivery of power does not occur in a timely manner, we may be unable to provide our services to our customers and our operating results and cash flow may be materially and adversely affected. In addition, our facilities are susceptible to power shortages and planned or unplanned power outages caused by these shortages such as those that occurred in California in 2001, in New York City and the Northeast in 2003 and in Miami in 2005. The overall power shortages in California, where three of our facilities, including our Palo Alto facility, are located, have increased the cost of energy, which we may not be able to pass on to our customers. We also believe that the Northeast remains particularly vulnerable to power shortages. We attempt to limit exposure to power shortages by using backup generators and batteries. Power outages, which may last beyond our backup and alternative power arrangements, would harm our customers and our business. In the past, a limited number of our customers have experienced temporary losses of power. We could incur financial obligations or be subject to lawsuits by our customers in connection with a loss of power. In addition, any loss of services or equipment damage could reduce the confidence of our customers in our services and could consequently impair our ability to attract and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

We are dependent upon third-party suppliers for the resale of Internet access and other services, and we have no control over the quality and reliability of the services provided by these suppliers. In the past, some of these providers have experienced significant system failures. Users of our services may in the future experience difficulties due to service failures unrelated to our systems and services. If for any reason these suppliers fail to provide certain services to us, our business, financial condition and results of operations could be adversely affected.

We depend upon a limited number of network service provider customers in certain of our facilities, and the loss of one or more of these customers in those facilities could adversely affect business.

Because we do not own or operate our own network, we depend upon network service providers to colocate and/or interconnect as customers in our facilities and contribute to the network density that attracts our other customers. In several of our smaller markets, we have agreements with only a limited number of network service providers. In these small market facilities, we expect that we will continue to rely upon a smaller number of network service provider customers to maintain network density within those facilities. Our agreements with these network service providers will expire over a one to three-year period if not renewed. A loss of one or more of these customers could have a material and adverse effect on the operations of one or more of our facilities.

Our ability to grow depends on a diverse customer base, and our failure to develop and maintain a diverse customer base could harm our business and adversely affect our results of operations.

Our ability to grow depends on our ability to develop and maintain a diverse customer base, consisting of a variety of businesses, including telecommunications carriers, Internet service providers and enterprises. We believe creating a diverse customer base in each facility will generate incremental interconnection revenues in the long-term and increase our overall revenues. Our ability to attract and retain these customers will depend on a variety of factors, including the presence of multiple telecommunications carriers in our facilities, the mix of services offered by us, our overall customer mix, the operating reliability and security of our facilities and our ability to market our services effectively across different customer segments. If we fail to develop and maintain a diverse customer base, our business and results of operations may be adversely affected.

We intend to make future acquisitions, which pose integration and other risks that could harm our business.

Since March 2003, we have made the following five acquisitions: the acquisition of the assets and certain liabilities of PAIX.net, Inc. in March 2003; the acquisition of the stock of Meridian Telesis in January 2004; the acquisition of the stock of the RACO Group in March 2004; the acquisition of the limited partnership interests of the Site II partnership in 2004; and the acquisition of the stock of LayerOne Holdings in January 2005. We may acquire complementary businesses, product or service lines and technologies in the future. There can be no assurance that we will be able to successfully integrate our acquisitions. To finance these acquisitions, we may incur additional debt and issue additional shares of our stock, which will dilute existing stockholders’ ownership interests in us and may adversely affect our business and operations.

Specific challenges we have encountered in our prior acquisitions include the following:

•	unexpected additional capital expenditures to improve the condition of the acquired equipment so as to achieve the desired level of quality of service;

•	additional capital expenditures because of less product availability than expected;

•	loss of customers; and

•	difficulties in maintaining uniform procedures, policies and controls.

Future acquisitions may expose us to the challenges set forth above and other risks such as:

•	the diversion of senior management’s attention from daily operations to the negotiation of transactions and integration of the acquired businesses, product or service lines and technologies;

•	the inability to achieve projected synergies;

•	the possible loss or reduction in value of acquired businesses;

•	the possible loss of key personnel; and

•	the assumption of undisclosed liabilities.

The failure to successfully integrate acquired businesses, operations or technologies could have a material adverse effect on our business, results of operations and financial condition. Successful integration will depend on our ability to manage acquired operations, realize revenue growth from an expanded customer base and eliminate duplicative and excess costs, among other factors.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as recent rules subsequently implemented by the SEC and The Nasdaq Stock Market, have imposed various new requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our management and other personnel will need to devote a substantial amount of time to comply with these evolving requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404.

Failure to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. In addition, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors that both addresses management’s assessments and our internal controls. We must complete our first Section 404 annual management report as of December 31, 2007, and our auditor must complete its first attestation report as of December 31, 2008 and we must include these reports in our 2007 and 2008 Form 10-Ks, (to be filed in early 2008 and 2009, respectively). As described above, during the course of our internal control testing, we identified deficiencies and we may discover additional deficiencies, which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent auditors may not issue a favorable assessment. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. If either we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our services have a long sales cycle that may have a material adverse effect on our business, financial condition and results of operations.

A customer’s decision to license rack, cabinet or cage space in one of our facilities and to purchase interconnection services typically involves a significant commitment of our time and resources. Many customers are reluctant to commit to purchasing our interconnection and colocation services until they are confident that our facility has adequate available carrier connections and network density. As a result, we experience a long sales cycle for our services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not generate revenue. Delays due to the length of our sales cycle or costs incurred that do not result in sales may have a material adverse effect on our business, financial condition and results of operations.

Our success largely depends upon retaining the services of our management team.

We are highly dependent on our management team. We expect that our continued success will largely depend upon the efforts and abilities of members of our management team. The loss of services of any key executive for any reason could have a material adverse effect upon us. Our success also depends upon our ability to identify, develop and retain qualified employees. The loss of some of our management and other employees could have a material adverse effect on our operations.

Our brand is not as well known as that of some of our competitors. Failure to develop and maintain brand recognition could harm our ability to compete effectively.

Many of our competitors are large telecommunications service providers that promote their brands with significantly larger budgets than we have for brand promotion. If we fail to develop and maintain brand recognition through sales and marketing efforts and a reputation for high quality service, we may be unable to attract new customers and risk losing existing customers to competitors with better known brands.

We have not been successful in attracting customers in several regional markets. We have closed several facilities and our failure to attract sufficient customers in our remaining regional markets could cause us to close one or more of our facilities and lose prospective customers and may adversely affect our business.

We maintain a presence in select regional markets across the U.S. and, in several of those markets, we have not been successful in attracting customers to our facilities. We have also exited certain markets. In connection with our exit from these markets and in other markets, we have taken significant asset impairment and discontinuation charges. We presently intend to exit the Kansas City market within the next 9 to 12 months. We are also currently considering exiting another market which currently represents less than 1% of our revenues.

We have significant debt obligations which include restrictive covenants that limit our flexibility to manage our business; failure to comply with these covenants could trigger an acceleration of our outstanding indebtedness.

As of September 30, 2006, outstanding indebtedness under our credit facilities totaled approximately $144.8 million. Our credit facilities require that we maintain specific financial ratios and comply with covenants, including various financial covenants, which contain numerous restrictions on our ability to incur additional debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financial arrangements are, and future financing arrangements are likely to be, secured by all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. We have in the past violated certain covenants under our credit facilities, including a violation of the fixed charge covenant in March 2006 and violations of the leverage coverage, interest coverage and fixed charge covenants in September 2006, each of which were subsequently waived by our lenders pursuant to amendments to the credit facilities. A default, if not waived by our lenders, could result in the acceleration of outstanding indebtedness and cause our debt to become immediately due and payable.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, we will have to refinance such obligations, or otherwise we will not be able to repay our debt. If new financing is made available, its terms may not be favorable to us and our business may be adversely affected.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and wastes. Certain of these laws and regulations impose liability, without regard to fault or the lawfulness of the disposal activity, for the entire cost of the investigation and cleanup of contaminated sites on current and former owners and operators of real property and persons who have disposed of or released hazardous substances at any location. Our facilities contain tanks for the storage of diesel fuel and significant quantities of lead acid batteries to provide back-up power. We maintain an environmental compliance program that includes the implementation of required technical and operational procedures designed to minimize the potential for leaks and spills, maintenance of records and manufacturers’ recommended preventative maintenance. However, we cannot guarantee that these systems will remain free from leaks or that the use of these systems will not result in spills. Any leak or spill of hazardous materials could result in interruptions to our operations and expenditures that could have a material adverse effect on our business, financial condition and results of operations. Moreover, hazardous substances or regulated materials of which we are not aware may be present at facilities we operate and lease. To the extent any such contaminants are discovered at our facilities, we may be responsible under applicable laws, regulations or leases for any required removal or cleanup at substantial cost. In addition, non-compliance with or liabilities under existing environmental or health and safety laws and regulations, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could be material.

Risks Related to Our Industry

Our business depends on general economic performance and the continued use of the Internet, as well as the increasing adoption and usage of bandwidth intensive services.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not continue to use the Internet and other online services as a medium of communication, commerce and entertainment. Demand for Internet services and products is subject to a high level of uncertainty and such services and products are subject to significant pricing pressure. As a result, we cannot be certain that a viable market for our services will be sustainable in many of our markets. If the market for our services grows more slowly than we currently anticipate, our revenues and operating results will be materially and adversely affected.

Industry consolidation may have a negative impact on our business.

The telecommunications industry is currently undergoing consolidation. For example, two of our significant customers, Qwest and Level 3, acquired OnFiber and Progress Telecom, respectively, both of which are also significant customers. As our customers consolidate, there may be fewer telecommunications service providers available in our facilities and, with less network density in our facilities, our network neutral interconnection and colocation services may become less attractive to our customers. Further, our customers may require less interconnection and colocation services as they combine businesses. Given the competitive and evolving nature of this industry, further consolidation of our customers and competitors may present a risk to our network neutral business model and have a material adverse effect on our revenues and results of operations.

Changes in technology could adversely affect our business.

The markets for the services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or acquire new services that can compete successfully. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

In addition, our large telecommunications service provider customers that may be colocated at our facilities and our competitors’ facilities may, for reasons that are beyond our control, decide to upgrade the equipment in our competitors’ facilities but not at our facilities. This could lead to the phasing out of our facilities as a marketplace for telecommunications services, making our services less desirable for our customers. Such an occurrence would adversely affect our financial condition, our ability to retain existing customers and our ability to attract new customers.

Government regulation of data networks is largely unsettled, and depending on its evolution, may adversely affect our business.

The telecommunications industry is currently undergoing a transformation in technology as it moves from a traditional dedicated circuit network architecture to a design where all forms of traffic—voice, video, and information—are transmitted as digital bits over IP-based networks. With the advent of these digital data transmissions and the growth of the Internet, data networks are becoming the networks over which all communications services can be offered. Determining the appropriate regulatory framework for these data networks is one of the most significant challenges facing federal and state telecommunication policy makers. As a result of this fundamental shift in the telecommunications industry’s underlying technology, various laws and governmental regulations in Canada and at the federal, state and local level in the U.S., governing IP-based services, related communications services and information technologies remain largely unsettled.

We are currently regulated by the Federal Communications Commission and the Canadian Radio Television and Telecommunications Commission regarding our provision of International Private Line interexchange services. We are also regulated by the New York State Department of Public Service regarding the provisions of intrastate interexchange services. Due to changing technology and applications of that technology it is uncertain whether and how existing laws or regulations or new laws or regulations will be applied by the Federal Communications Commission and other regulatory agencies in the future to other currently unregulated services we offer, or to new services or products that we may offer in the future.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business, particularly in regards to our operations located in the San Francisco Bay Area and New York City.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism, the war in Iraq and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our facilities. We may not have adequate property and liability insurance to cover catastrophic events or attacks brought on by these factors. In addition, we depend heavily on the physical infrastructure, particularly as it relates to power, that exists in the markets in which we operate. Any damage to such infrastructure in these markets, and particularly in New York City and the San Francisco Bay Area, markets where we operate that are likely to be more prone to terrorist activity as the principal financial and technology centers of the United States, respectively, may materially and adversely affect our business.

Risks Related to the Offering

We may face litigation with certain of our stockholders.

Several years ago, we were sued by certain of our stockholders related to minority stockholder issues. We have also recently received communications from certain of these and certain other stockholders related to minority stockholder issues, including our corporate reorganization. Our predecessor’s capital needs necessitated a number of rounds of financing and the terms and conditions of such financing varied. The later rounds of financing generally contained more favorable terms for the investors than the earlier rounds. Although many of our predecessor’s stockholders hold multiple classes of stock, a number hold few or none of the classes that were issued in the later rounds. In particular, pursuant to an investors agreement between our predecessor and virtually all of its stockholders and under our predecessor’s certificate of incorporation, a formula is set forth establishing the amount of shares of common stock that the holders of each class of securities in our predecessor will receive in connection with our corporate reorganization. The result of the application of this formula is that, based on the range set forth on the cover of this prospectus, holders of our predecessor’s Common Stock, Series B Common Stock and Series A, B and C Special Junior Stock will not receive any of our common stock or any other consideration in connection with our corporate reorganization and holders of our predecessor’s Series B Convertible Preferred Stock will receive less than their original investment in us. It is possible that minority stockholders will commence litigation challenging our corporate reorganization or this offering. In such actions, stockholders might seek damages and other expenses and potentially other forms of relief, including, but not limited to, injunctive relief. Although we intend to vigorously oppose any litigation claims that may be raised, there is no assurance that we will prevail. If we do not prevail, the damages awarded and our other costs and expenses could be material and any injunctive relief awarded could cause significant or permanent delays in our corporate reorganization and the offering of our common stock contemplated in this prospectus. Even if we prevail, the distraction of management could result in a material adverse effect upon our business and results of operations and we could incur substantial legal expenses.

Certain of our stockholders have or may have appraisal rights in connection with our corporate reorganization.

The Delaware General Corporation Law (the “DGCL”) provides that stockholders have the right to seek an appraisal of their stock in connection with certain mergers. We believe that, under the DGCL, any of our predecessor’s stockholders who are not parties to the investors agreement and who do not consent to our corporate reorganization would have the right to seek an appraisal of their stock if our corporate reorganization is completed and all of the requirements of the DGCL are satisfied by such holders. A holder of the following approximate number of shares of our predecessor’s capital stock is not a party to the investors agreement and has the right to dissent from our corporate reorganization and seek to exercise appraisal rights: (i) 60,521 shares of Common Stock (or, approximately 0.1% of such class); (ii) 217,296 shares of Series B Common Stock (or, approximately 0.3% of such class); and (iii) 108,648 shares of Series C Redeemable Preferred Stock (or, approximately 0.3% of such class). Certain of our predecessor’s stockholders who did not sign the fourth amended and restated investors agreement, which contains the waiver of appraisal rights in connection with a corporate reorganization, may claim that they have the right to seek an appraisal if our corporate reorganization is completed. We cannot assure you how a court would rule on the validity of such waivers. Holders of the following approximate number of shares of our predecessor’s capital stock did not sign our predecessor’s fourth amended and restated investors agreement: (i) 25,516,782 shares of Common Stock (or, approximately 60.3% of such class); (ii) 10,224,386 shares of Series B Common Stock (or, approximately 15.7% of such class); (iii) 5,786,358 shares of Series B Convertible Preferred Stock (or, approximately 26.2% of such class); (iv) 5,112,197 shares of Series C Redeemable Preferred Stock (or, approximately 15.7% of such class); (v) 1,640 shares of Series D-1 Preferred Stock (or, approximately 0.5% of such class); (vi) 706,258 shares of Series A Special Junior Stock (or, approximately 100% of such class); (vii) 265,033 shares of Series B Special Junior Stock (or, approximately 100% of such class); and (viii) 219,812 shares of Series C Special Junior Stock (or, approximately 100% of such class).

If any of the holders of our predecessor’s stock that have or may have appraisal rights do not consent to our corporate reorganization and satisfy the requirements of the DGCL for assertion of such rights, and it is determined that such holders have not waived their appraisal rights, such holders would be entitled to receive payment equal to the fair value of their stock determined in accordance with the DGCL. We cannot assure you how a court would determine the fair value of our predecessor’s stock, and the values determined in an appraisal proceeding could result in substantial liabilities. If the fair value were determined to be at the midpoint of the range set forth on the cover of this prospectus, the fair value of the stock of all of the holders that have or may have appraisal rights would be approximately $29.0 million. Our credit facilities limit our ability to make payments in respect of our equity interests, including appraisal payments. If we are required to make such payments we would need to seek an amendment or waiver of our credit facilities. Failure to obtain an amendment or waiver could result in the acceleration of outstanding indebtedness under the credit facilities. The cost of any appraisal proceedings or payments, as well as the inability to borrow under, or the acceleration of, our credit facilities, could result in a material adverse effect on our liquidity.

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on The Nasdaq Global Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The Nasdaq Global Market or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business” and the following:

•	the failure of securities analysts to publish research about us after this offering or to make changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the telecommunications industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Following our corporate reorganization and adjusted for this offering, there will be 33,787,475 shares of our common stock outstanding and 2,679,339 options to purchase common stock based on shares and options outstanding (including 1,289,797 options that will be exercisable). Of our outstanding shares, all the shares of our common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

Although we and our officers, directors, existing stockholders and existing option holders holding who will hold more than 75% or more of our outstanding common stock following our corporate reorganization have agreed with the underwriters that for a period of at least 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of Deutsche Bank Securities Inc. and Jefferies & Company, Inc., these agreements are subject to important exceptions. In addition, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. may waive these restrictions at their discretion.

In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 5,119,546 shares of our common stock that will be available for issuance under our 2007 Stock Incentive Plan, including 1,365,382 shares reserved for issuance upon exercise of options that will be issued to holders of options to purchase our predecessor’s Series D-2 Preferred Stock at a weighted average exercise price of $2.97 per share. Additionally, we expect that 1,313,957 shares will be reserved for issuance upon exercise of options to purchase shares of our common stock at an exercise price equal to the public offering price that we expect to issue under our 2007 Stock Incentive Plan to our employees and non-employee directors prior to completion of this offering. Shares registered under the registration statement on Form S-8 will be available for immediate sale into the public markets upon the exercise of any such options subject to the 180-day lock-up agreements described above and certain volume limitations applicable to our directors and executive officers.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. On a pro forma basis, after giving effect to the completion of our corporate reorganization, our net tangible book value deficit per share as of September 30, 2006 was approximately $(3.49), based on total assets less goodwill, net other intangible assets and total liabilities which of $(86.4) million divided by 24,787,475 shares of common stock.

Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the pro forma net tangible book value per share of our common stock after giving effect to our corporate reorganization. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $13.93 in the net tangible book value per share of our common stock based on our net tangible book value as of September 30, 2006 after giving effect to the completion of our corporate reorganization, on an as-adjusted basis, based upon an assumed initial public offering price of $15.00 per share. Additional dilution will occur upon the exercise of outstanding options. Investors who purchase our common stock in this offering will have purchased 35% of the shares outstanding immediately after the offering, but will have paid 61% of the total consideration for those shares.

The issuance of additional stock in connection with acquisitions, our stock incentive plan or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of 159,727,597 shares of common stock authorized but unissued and not reserved for issuance under our 2007 Stock Incentive Plan or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

After giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option and assuming an initial public offering price at the midpoint of the range set forth in the cover of this prospectus, affiliates of The CapStreet Group will beneficially own between approximately 7,034,109 and 7,539,458 shares, or 21% and 22%, of our common stock, affiliates of Seaport Capital will beneficially own between approximately 5,620,685 and 6,024,490 shares, or 17% and 18%, of our common stock and affiliates of Tudor Ventures will beneficially own between approximately 1,742,087 and 1,821,788 shares, or 5% and 6%, of our common stock. Two of our directors, George Kelly and William Luby, are associated with The CapStreet Group and Seaport Capital, respectively. As a result, these investors could exert significant influence over our management and policies and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. The percentage and number of shares owned by each of these stockholders after giving effect to this offering will vary based upon the initial public offering price and the elections of other stockholders to sell in this offering. See “Certain Relationships and Related Party Transactions—Corporate Reorganization” and “Principal and Selling Stockholders.”

Our authorized but unissued common stock and preferred stock may prevent a change in our control.

Our amended and restated certificate of incorporation authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws could delay a change in management and limit our share price.

Certain provisions of our amended and restated certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us or for us to acquire control of a third party even if such a change in control would increase the value of your common stock.

We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions include:

•	a staggered, or classified, board of directors;

•	removal of directors, only for cause, by 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock, the preference, rights and other terms of which may be set by the board of directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•	a provision denying stockholders the ability to call special meetings;

•	Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations; and

•	advance notice requirements by stockholders for director nominations and actions to be taken at annual meetings.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our financial outlook and the financial outlook of Internet dependent businesses, including telecommunications carriers, Internet service providers, online content providers and enterprises;

•	our ability to compete successfully with our competitors;

•	our use of our proceeds from this offering;

•	our cash needs;

•	implementation of our corporate strategy;

•	our financial performance;

•	our ability to leverage our network densities;

•	our ability to grow in our top 10 markets and expand the capacity in our facilities to meet the increasing needs of our existing customers and to serve new customers;

•	the availability and cost of sufficient electrical power and cooling capacity in our facilities;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to strengthen existing customer relationships and reach new customers;

•	our ability to develop relationships with customers in emerging, bandwidth-intensive segments and to develop new sales channels;

•	our ability to offer a mix of services that will develop and maintain a diverse customer base;

•	our ability to design and architect facilities which proactively address the evolving needs of our customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	the growth in Internet traffic;

•	the stabilizing supply of network neutral interconnection and colocation capacity;

•	the adoption of advanced networking technology;

•	the adoption and usage of bandwidth-intensive services;

•	the growing awareness of business continuity and disaster recovery planning; and

•	the effect of industry consolidation on our business.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock by us will be approximately $122.6 million, assuming an initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by $8.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $91.9 million of our net proceeds from this offering to repay a portion of the outstanding principal under our existing credit facilities. As of September 30, 2006, approximately $144.8 million of principal was outstanding under our existing credit facilities. We do not intend to use any of the proceeds from this offering to repay accrued interest under our credit facilities, which we intend to pay with working capital. We intend to amend our credit facilities prior to the closing of this offering such that we will be permitted to repay our entire Second Lien Credit Facility and only a portion of our First Lien Credit Facility. We pay interest on the principal of our Second Lien Credit Facility that we will repay with the proceeds of this offering at our option at either a base rate, equal to the greater of the agent’s prime rate of 0.50% above the federal funds rate, plus the applicable margin or a Eurodollar rate, based on the one-, two-, three-, or six-month Eurodollar rate, plus the applicable margin. The Second Lien Credit Facility has a maturity date of April 13, 2011. We pay interest on the principal of our First Lien Credit Facility, a portion of which we will repay from the proceeds of this offering, equal to, at our option, an applicable margin for base rate interest at a spread of 2.50% to 3.25%, or an applicable margin for Eurodollar rate interest at a spread of 3.50% to 4.25%. The First Lien Credit Facility has maturity dates of October 13, 2010 and October 13, 2011. The remaining approximately $30.7 million of net proceeds will be used for capital expenditures, for working capital and for other general corporate purposes. In addition, we may use a portion of the remaining net proceeds to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any substantive negotiations with respect to any such transactions.

The above use of proceeds assumes that appraisal rights will not be available to or asserted by any material number of our predecessor’s stockholders. If this assumption is incorrect, proceeds from this offering may be used to make appraisal payments and working capital could be materially adversely impacted. We believe that all but one of our stockholders are bound by an investors agreement which contains a waiver of their appraisal rights in connection with a corporate reorganization.

DIVIDEND POLICY

On October 13, 2005, we paid a cash dividend of approximately $11.4 million in the aggregate to holders of our predecessor’s Series D Redeemable Preferred Stock in connection with the redemption of our predecessor’s Series D Redeemable Preferred Stock and approximately $16.0 million in the aggregate to holders of our predecessor’s Series C Redeemable Preferred Stock. We have not declared or paid any other dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. For more information about these restrictions, see “Secured Credit Facility.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2006:

•	actual, of our predecessor without giving effect to any adjustments resulting from the corporate reorganization or this offering;

•	as adjusted, after giving effect to the completion of our corporate reorganization discussed in “Certain Relationships and Related Party Transactions—Corporate Reorganization”; and

•	as further adjusted to give effect to the completion of our corporate reorganization and to the issuance and sale of 9,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering as described under “Use of Proceeds.”

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2006
	Actual(1)	As Adjusted(1)(2)	As Further Adjusted(1)(3)
		(unaudited)	(unaudited)
	(In thousands)
Long-term debt, including current portion	$144,750	$144,750	$52,838
Series C redeemable preferred stock, $0.0001 par value per share: 32,609 shares authorized, and 32,609 shares issued and outstanding, actual; no shares authorized and no shares issued as adjusted or as further adjusted	14,376	—	—
Series B convertible preferred stock, $0.0001 par value per share: 22,100 shares authorized, and 22,100 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted or as further adjusted	176,322	—	—
Stockholders’ equity (deficit)
Common stock, $0.0001 par value per share: 50,000 shares authorized, and 42,295 shares issued and outstanding, actual; 200,000 shares authorized, as adjusted and as further adjusted; 24,787 shares issued and outstanding, as adjusted; 33,787 shares issued and outstanding, as further adjusted	4	3	3
Series B common stock, $0.0001 par value per share: 65,217 shares authorized, and 65,217 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted or as further adjusted	7	—	—
Series A special junior stock, $0.0001 par value per share: 1,141 shares authorized, and 706 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding as adjusted or as further adjusted	—	—	—
Series B special junior stock, $0.0001 par value per share: 366 shares authorized, and 265 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted or as further adjusted	—	—	—
Series C special junior stock, $0.0001 par value per share: 4,000 shares authorized, and 220 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted or as further adjusted	—	—	—

	As of September 30, 2006
	Actual(1)	As Adjusted(1)(2)	As Further Adjusted(1)(3)
		(unaudited)	(unaudited)
Series D-1 preferred stock, $0.0001 par value per share: 325 shares authorized, and 325 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted or as further adjusted	—	—	—
Series D-2 preferred stock, $0.0001 par value per share: 3,250 shares authorized, and 198 shares issued and outstanding, actual; no shares authorized and no shares issued, as adjusted or as further adjusted	5	—	—
Unearned stock compensation	(201)	(201)	(201)
Additional paid-in capital	—	190,711	313,261
Accumulated deficit	(209,834)	(209,834)	(209,834)
Accumulated comprehensive income	1,075	1,075	1,075
Total stockholders’ equity (deficit)	(208,944)	(18,246)	104,304

Total capitalization	$126,504	$126,504	$157,142

(1)	The financial data presented in this column are based on the audited financial statements of our predecessor.
(2)	In connection with our corporate reorganization, our predecessor’s Series C Redeemable Preferred Stock, Series B Convertible Preferred Stock, Series D-1 Preferred Stock, and Series D-2 Preferred Stock will be exchanged for shares of our common stock. Our predecessor’s Common Stock, Series B Common Stock, and all classes of Special Junior Stock will be cancelled. The offset of such exchanges and cancellations is included in additional paid in capital.
(3)	A portion of the $122.6 million in proceeds from this offering will be utilized to repay $91.9 million of the outstanding principal amount under our existing credit facilities.

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $8.4 million, would decrease (increase) long term debt, including current portion, by $6.3 million and would increase (decrease) total capitalization by $2.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization information represented above excludes: 2,679,339 shares of common stock available for issuance upon the exercise of options we expect to issue before we complete this offering, of which we expect options in respect of 1,289,797 shares to be exercisable.

DILUTION

If you invest in our common stock your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less goodwill, net other intangible assets and total liabilities, by the number of common shares outstanding. The pro forma net tangible book value of our common stock as of September 30, 2006 was approximately $(86.4) million, or $(3.49) per share, based upon 24,787,475 shares outstanding after giving effect to the completion of our corporate reorganization. After giving effect to the sale of 9,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2006 would have been $36.2 million, or $1.07 per share. This represents an immediate increase in net tangible book value of $4.56 per share to existing stockholders and an immediate dilution in net tangible book value of $13.93 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of September 30, 2006, after giving effect to the completion of our corporate reorganization	$(3.49)
Increase per pre-offering share attributable to sale of common stock in this offering	$4.56

Pro forma net tangible book value per share after this offering		$1.07

Dilution of net tangible book value per share to new investors		$13.93

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our net tangible book value by $8.4 million or $0.25 per share.

The following table shows on a pro forma basis as of September 30, 2006, after giving effect to the completion of our corporate reorganization, the total cash consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and estimated expenses payable by us.

	Shares Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,787,475	73%	$123,193,751	48%	$4.97
New investors	9,000,000	27%	135,000,000	52%	15.00

Total	33,787,475	100%	$258,193,751	100%

The tables above assume no exercise of stock options that we expect to be outstanding prior to consummation of this offering. Prior to consummation of this offering, we expect to issue options to purchase 1,365,382 shares of common stock at a weighted average exercise price of $2.97 per share to holders of options to purchase our predecessor’s Series D-2 Preferred Stock. Additionally, we expect to issue options to purchase approximately 1,313,957 shares of our common stock at an exercise price equal to the initial offering price to our employees and non-employee directors. Additionally, there will be 2,440,207 additional shares available for future grant under our 2007 Stock Incentive Plan. Exercise of the options with an exercise price of less than the initial public offering price will result in additional dilution of net tangible book value per share to new investors.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 22,120,808 shares, or 65% of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to 11,666,667 shares, or 35% of the total number of shares of our common stock outstanding after this offering.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 13,416,667 shares, or 40% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

This section presents our historical financial data which are based solely on the financial data of our predecessor. The selected consolidated financial data is qualified by reference to, and should be read carefully in conjunction with, the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the financial statements.

We derived the financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from the audited financial statements of our predecessor, Switch & Data Facilities Company, Inc., appearing elsewhere in this prospectus. We derived the financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 from the unaudited restated financial statements of our predecessor not included in this prospectus. The financial data as of September 30, 2006 and for the nine months ended September 30, 2006 was from our predecessor’s audited financial statements included in this prospectus. The financial data for the nine months ended September 30, 2005 was from our predecessor’s unaudited financial statements included in this prospectus. The unaudited interim consolidated financial data reflects all adjustments, including usual recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of that information as of and for the periods presented. The results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future.

	Year Ended December 31,					Nine Months Ended September 30,
	2001(1)(2)	2002(1)	2003	2004	2005	2005	2006
	(restated)	(restated)				(unaudited)
	(In thousands, except per share data)
Revenues:	$42,229	$38,928	$69,840	$91,449	$105,414	$78,668	$82,549
Costs and operating expenses:
Cost of revenues, exclusive of depreciation and amortization	32,386	22,924	32,333	43,652	54,800	39,954	45,207
Sales and marketing	6,745	4,940	6,883	10,765	9,846	7,305	9,223
General and administrative	8,657	5,662	7,090	9,768	9,568	6,235	7,907
Depreciation and amortization	13,776	13,267	18,509	27,705	30,206	24,184	17,379
Lease litigation settlements	—	—	—	6,629	—	—	—
Asset impairment	16,329	8,338	—	1,015	2,140	2,140	2,193

Total costs and operating expenses	77,893	55,131	64,815	99,534	106,560	79,818	81,909

Operating income (loss)	(35,664)	(16,203)	5,025	(8,085)	(1,146)	(1,150)	640

Interest income	489	194	121	140	106	89	71
Interest expense	(2,801)	(4,485)	(3,573)	(5,374)	(9,356)	(6,066)	(10,764)
Loss from debt extinguishment	—	—	(342)	(409)	(769)	—	—
Other income (expense)	9	—	78	(192)	166	(7)	(6)

Income (loss) from continuing operations before minority interest and income taxes	(37,967)	(20,494)	1,309	(13,920)	(10,999)	(7,134)	(10,059)
Minority interest in net income of consolidated partnership	(2,513)	(1,878)	(2,052)	(380)	—	—	—
Income taxes	—	—	(80)	(63)	(69)	(140)	—

Loss from continuing operations	(40,480)	(22,372)	(823)	(14,363)	(11,068)	(7,274)	(10,059)
Income (loss) from discontinued operations	(12,058)	(19,142)	(2,331)	891	(206)	(168)	—

Net loss	(52,538)	(41,514)	(3,154)	(13,472)	(11,274)	(7,442)	(10,059)
Preferred stock accretions and dividends	(9,787)	(10,225)	(15,120)	(16,938)	(33,691)	(13,482)	(10,054)

Net loss, attributable to common stockholders	$(62,325)	$(51,739)	$(18,274)	$(30,410)	$(44,965)	$(20,924)	$(20,113)

Income (loss) per share-basic and diluted:
Continuing operations, attributable to common stockholders	$(1.00)	$(0.30)	$(0.15)	$(0.29)	$(0.42)	$(0.19)	$(0.19)
Discontinued operations	$(0.24)	$(0.18)	$(0.02)	$0.01	$(0.00)	$(0.00)	$(0.00)
Net loss, attributable to common stockholders	$(1.24)	$(0.48)	$(0.17)	$(0.28)	$(0.42)	$(0.19)	$(0.19)

Weighted average shares outstanding, basic and diluted(3)	50,074	107,787	107,787	107,787	107,787	107,787	107,554
Pro forma net loss, attributable to common stockholders					$(11,274)		$(10,059)
Pro forma (unaudited) loss per share—basic and diluted(4):
Continuing operations					$(0.46)		$(0.41)
Discontinued operations					$(0.01)		$—

Net loss					$(0.47)		$(0.41)

Pro forma weighted average shares outstanding, basic and diluted					24,260		24,548

Balance Sheet Data:

	As of December 31,					As of September 30, 2006
	2001(1)	2002(1)(2)	2003(1)	2004	2005	Actual	Pro Forma (5)
	(restated)	(restated)	(restated)
	(In thousands)
Cash and cash equivalents	$14,485	$5,839	$10,664	$13,707	$10,417	$4,027	$4,027
Total assets	147,085	103,296	132,480	152,250	163,222	155,573	155,573
Long-term obligations	44,852	39,883	26,620	65,291	153,602	153,221	153,221
Redeemable preferred shares	133,739	143,957	190,129	206,875	180,644	190,698	—
Total stockholders’ deficit	(45,650)	(97,177)	(115,242)	(144,866)	(189,360)	(208,944)	(18,246)

Statement of Cash Flow Data:

	Year Ended December 31,					Nine Months Ended September 30,
	2001(1)	2002(1)	2003	2004	2005	2005	2006
	(restated)	(restated)				(unaudited)
				(In thousands)
Cash Flow from:
Operating Activities	$(9,899)	$(3,239)	$20,725	$17,645	$25,333	$20,691	$11,321
Investing Activities	(36,081)	(2,484)	(44,600)	(38,530)	(41,516)	(37,088)	(16,770)
Financing Activities	45,319	(3,133)	28,699	23,929	12,875	8,287	(958)

(1)	Amounts as of and for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2003 have been restated from the amounts previously reported due to the following:

•	We have term loan and revolving debt agreements with a syndicate of banks. During 2001 and 2002, several modifications were made to these debt agreements. In conjunction with the modifications, we incurred certain costs which were deferred and capitalized. We have corrected our financial statements and selected financial data tables to comply with Emerging Issue Task Force 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements, which require an assessment as to whether the modifications of the agreements should be accounted for as debt extinguishments or debt modifications. The unamortized costs related to the original borrowings and the costs incurred at the modification date were reviewed to determine whether they should continue to be capitalized or be expensed in whole or in part. As a result of this review, certain costs incurred that were previously capitalized have now been expensed as general and administrative expenses, certain amounts previously recorded as debt extinguishments have been corrected to capitalize such costs as debt modifications and the associated amortization of debt issuance costs has been corrected. We corrected our financial statements to reflect the appropriate financing costs in the consolidated statements of operations.

•	We had included certain charges within discontinued operations in the consolidated statements of operations for the years ended December 31, 2003 when those charges and expenses related to activities that did not meet the criteria for classification as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as they did not relate to a component of us. As a result of the previous restatement relating to the presentation of discontinued operations in 2003, certain facilities were reclassified from discontinued operations to continuing operations in 2002 and 2001.

The following table shows the effects of the restatement of debt extinguishment costs and the correction of the classification of certain facilities from continuing operations to discontinued operations due to the discontinued operations error identified as part of the restatement of the 2003 financial statements to the corresponding line items of our results of operations, balance sheets, and statements of cash flows for the years indicated (in thousands):

Statement of Operations

	Year ended December 31,
	2001, as previously reported	2001, as restated	2002, as previously reported	2002, as restated
	(In thousands)
Revenues	$44,321	$42,229	$38,928	$38,928
Cost of revenues, exclusive of depreciation and amortization	$39,181	$32,386	$20,673	$22,924
General and administrative	$8,556	$8,657	$5,650	$5,662
Depreciation and amortization	$17,080	$13,776	$13,267	$13,267
Asset impairment	$20,368	$16,329	$8,260	$8,338
Total cost and operating expenses	$91,932	$77,893	$52,790	$55,131
Operating income (loss)	$(47,611)	$(35,664)	$(13,862)	$(16,203)
Interest expense	$(2,786)	$(2,801)	$(4,355)	$(4,485)
Other income (expense)	$—	$9	$—	$—
Income (loss) from continuing operations before income taxes and minority interest	$(49,908)	$(37,967)	$(18,023)	$(20,494)
Loss from continuing operations	$(52,421)	$(40,480)	$(19,901)	$(22,372)
Income (loss) from discontinued operations	$—	$(12,058)	$(21,471)	$(19,142)
Net loss	$(52,421)	$(52,538)	$(41,371)	$(41,514)
Net loss, attributable to common stockholders	$(62,208)	$(62,325)	$(51,597)	$(51,739)

Balance Sheet

	As of December 31,
	2001, as previously reported	2001	2002, as previously reported	2002	2003, as previously reported	2003
		(restated)		(restated)		(restated)
	(In thousands)
Total assets	$147,202	$147,085	$103,555	$103,296	$133,553	$132,480
Total stockholders’ deficit	$(45,533)	$(45,650)	$(96,918)	$(97,177)	$(114,169)	$(115,242)

Statement of Cash flows

	Year ended December 31,
	2001, as previously reported	2001	2002, as previously reported	2002
		(restated)		(restated)
	(In thousands)
Cash flows from operating activities
Net loss	$(52,421)	$(52,538)	$(41,371)	$(41,514)
Amortization of debt issuance costs	$541	$557	$642	$785
Net cash used in operating activities	$(9,798)	$(9,899)	$(3,239)	$(3,239)
Cash flows from financing activities
Debt issuance costs	$(3,228)	$(3,127)	$—	$—
Net cash provided by (used in) financing activities	$45,218	$45,319	$(3,133)	$(3,133)

(2)	Upon adoption of FAS 142, on January 1, 2002, goodwill is no longer amortized. Only intangible assets with definite lives continue to be amortized.
(3)	The number of weighted average basic and diluted shares outstanding for purposes of calculating our earnings per share includes our predecessor’s Common Stock and Series B Common Stock.
(4)	Unaudited pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares assumed outstanding for the period resulting from the assumed conversion of outstanding preferred stock as discussed in “Certain Relationships and Related Party Transactions—Corporate Reorganization,” which will occur immediately prior to the offering contemplated by this prospectus.
(5)	Adjusted to reflect the reorganization described in “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Consolidated Financial Data,” and the financial statements of our predecessor and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading provider of network neutral interconnection and colocation services primarily to Internet dependent businesses including telecommunications carriers, Internet service providers, online content providers and enterprises. As a network neutral provider, we do not own or operate our own network, and, as a result, our interconnection services enable our customers to exchange network traffic through direct connections with each other or through peering connections with multiple parties. Our colocation services provide space and power for customers’ networking and computing equipment allowing those customers to avoid the costs of building and maintaining their own facilities. We provide our services through 34 facilities in 23 markets, representing the broadest network neutral footprint in North America. Our footprint includes our facility in Palo Alto, one of the first commercial Internet exchanges in the world. Our high network densities, as demonstrated by approximately 17,000 interconnections between our customers, create a network effect, which provides an incentive for our existing customers to remain within our facilities and is a differentiating factor in attracting new customers. This network effect combined with our broad geographic footprint contributes to the growth of our customer base and revenue, which we believe will also increase our operating cash flow due to the fixed nature of certain of our operating costs.

Since March 2003, we have completed five acquisitions: our acquisition of the assets of PAIX in 2003, the stock of MeridianTelesis in 2004, the stock of RACO in 2004, the limited partnership interests of the Site II partnership in 2004 and the stock of LayerOne in 2005. These acquisitions have increased our network densities, expanded our customer base and broadened our geographic footprint. They have required upfront cash payments, additional borrowings under our credit facilities, and additional capital expenditures to improve the infrastructure of the acquired facilities.

We do not own the buildings in which our facilities are located. Instead, we have chosen to lease our facilities. An important trend in our business is an increased focus on expansion in our top 10 markets, which are those markets we believe to be most important strategically to our business. We have expanded our presence in these markets by acquiring space from other telecommunications carriers or by building out existing leased space.

•

In November 2005, we executed an agreement with a carrier to sublease 9,100 gross square feet of space, with an option to lease an additional 13,900 gross square feet in the same building as an existing facility in New York City. In May 2006, we exercised the option to sublease 6,600 of the 13,900 gross square feet with a commencement date of June 1, 2006. In August 2006, we exercised the balance of the option to sublease the remaining 7,300 gross square feet with a commencement date of August 1, 2006. We have subleased a total of 23,500 gross square feet under this agreement, representing an increase of 36% in our gross square footage in New York City.

•	In July 2006, we executed an asset purchase agreement to acquire a colocation facility located in Chicago for $0.3 million in cash and to accept assignment of the facility’s lease. The facility has 13,200 gross square feet and is adjacent to one of our existing facilities in Chicago, representing an increase of 96% in our gross square footage in Chicago.

•	In June 2006, we completed the expansion of our Palo Alto facility which included adding 26,300 gross square feet, representing an increase of 67% in our gross square footage in the San Francisco Bay Area.

As a result of our capacity expansions, we typically incur lease, utility and personnel related expenses prior to being able to accept customers for, and generate revenue from, the additional capacity. However, as a result of the operating leverage inherent in our business model, we believe incremental revenue from these expansions will increase operating cash flow.

We intend to continue to maintain our existing operations and look for opportunities to expand our operations in our top 10 markets. Our ability to maintain existing operations will depend in part on our ability to continue to renew the leases in the markets on favorable terms and to maintain good working relationships with our landlords. While most of our leases provide two five-year renewal options with rent set at then-prevailing market rates, 10 of our leases do not contain renewal options. Renewing these leases at favorable terms will be critical to continuing those operations in the Los Angeles, Atlanta, New York, Philadelphia and Seattle markets. Even those leases which contain renewal options do not assure long-term operations at those facilities.

As part of our increased focus on the top 10 markets, we have also exited certain markets that we deem not to be profitable. In connection with our exit from these cities and in other cities where we have experienced losses, we have incurred asset impairment and discontinuation charges. We presently intend to exit the Kansas City market within the next 9 to 12 months. We are also currently considering exiting another market which currently represents less than 1% of our revenues.

Another important factor that has impacted our business is the 2005 expiration and nonrenewal of a majority of the contracts with the company that was formerly our largest customer. On December 31, 2005, most of our contracts with this customer expired and were not renewed. This was anticipated as the customer had sold a portion of its business and was liquidating the remaining portion of its business. Our total revenue from this customer was $8.8 million for the year ended December 31, 2005, and our recurring revenue from the contracts that expired on December 31, 2005 was $5.8 million for such year. The contracts with this customer that did not expire in 2005 were assigned to one of our other customers. These contracts expired on September 30, 2006, and only a portion have been renewed. We expect to recognize $2.1 million of recurring revenue from these contracts in 2006.

Material Weaknesses in Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with the preparation of our 2005 consolidated financial statements as of December 31, 2005, and during the course of preparing for this offering, our independent registered public accounting firm reported the following control deficiencies, which represent material weaknesses in our internal control over financial reporting:

•	We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. Specifically, we had deficiencies in finance and accounting staff with sufficient depth and skill in the application of generally accepted accounting principles and the staffing of finance positions with individuals who did not have the appropriate skills, training and experience to meet the objectives that should be expected of these roles. This material weakness also contributed to the following individual material weaknesses as of December 31, 2005:

•	We did not maintain effective controls over the accounting for modifications of our debt. Specifically, our controls were not effective to ensure the accuracy and completeness of the recording of debt issuance costs in accordance with generally accepted accounting principles. This control deficiency resulted in a restatement to debt issuance costs in our 2003, 2004 and 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•	We did not maintain effective controls over the completeness and accuracy of depreciation expense and accumulated depreciation. Specifically, our controls related to the preparation and review of the quarterly depreciation computations were not adequate to ensure that changes in the useful lives were appropriately accounted for in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to depreciation expense and accumulated depreciation in our 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•	We did not maintain effective controls over access to financial applications, programs and data. Specifically, our programmers, certain vendors and certain users with financial, accounting and reporting responsibilities also had access to financial applications, programs and data. Such access was not in compliance with segregation of duties requirements nor independently monitored. A lack of segregation of duties increases the likelihood of undetected misstatements due to error or fraud. Additionally, we did not maintain documented procedures regarding general computer controls, including change controls and related user acceptance testing. This control deficiency resulted in the aforementioned audit adjustment related to depreciation expense to our 2005 annual consolidated financial statements.

•	We did not maintain effective controls over the completeness and accuracy of the accounting for a business combination. Specifically, our controls were not sufficient to ensure accuracy of the fair value allocation made in connection with this transaction. This control deficiency resulted in audit adjustments to our 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•

We did not maintain effective control over the valuation of our long-lived assets. Specifically, effective controls were not in place to ensure the impairment analysis was accurately performed for our long-lived assets. This control deficiency resulted in audit adjustments to our 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•	We did not maintain effective controls over the completeness and accuracy of revenue. Specifically, our controls over revenue cut-off were not adequate to ensure that revenue was reported in the proper period. This control deficiency resulted in audit adjustments to our 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•	We did not maintain effective controls over the accuracy, completeness and presentation and disclosure of stock-based employee compensation expense in conformity with generally accepted accounting principles. Specifically, we did not maintain effective controls related to the preparation and review of the stock based compensation expense calculation. This control deficiency resulted in a restatement to our 2003, 2004 and 2005 annual consolidated financial statements and the interim consolidated financial statements for each of the 2005 quarters.

•	We did not maintain effective control over the accuracy, completeness and presentation and disclosure of discontinued operations. Specifically, effective controls were not in place to ensure items classified within discontinued operations qualified as discontinued operations in accordance with generally accepted accounting principles. This control deficiency resulted in a restatement of our 2003, 2004 and 2005 annual consolidated financial statements.

•	We did not maintain effective control over the accuracy and presentation and disclosure of income taxes. Specifically, effective controls were not in place to ensure the appropriate calculation and disclosures of income taxes. This control deficiency resulted in audit adjustments to our 2005 annual consolidated financial statements.

In instances where adjustments were only required for the 2005 financial statements, the related material weakness existed only in that fiscal year. We have implemented several actions to address the items noted by our independent registered public accounting firm as follows:

•	hired a Director of Financial Reporting, responsible for technical accounting issues, SEC reporting and improving internal controls, to work directly for the Chief Financial Officer;

•	appointed a financial expert with significant public accounting experience as the Chairman of our Audit Committee;

•	hired additional accounting personnel with SEC reporting expertise and public company accounting expertise, including a general accounting manager with SEC reporting experience and a staff accountant with public company experience;

•	updated our existing accounting policies to enhance our processes for quarter and year end reporting to improve our revenue cutoff procedures and depreciation computation reviews;

•	engaged outside personnel with significant accounting and SEC reporting experience to assist with our technical accounting research, internal financial reporting and SEC reporting until we complete the hiring of our accounting staff;

•	created technical accounting policies with authoritative literature applications, operational and review procedures, and disclosure requirements to address the material weaknesses described above related to discontinued operations, long-lived assets, business combinations and debt modifications;

•	documented and implemented additional processes and controls within our information technology department to segregate duties, improve computer controls and improve testing; and

We are also taking the following action:

•	completing the implementation of our asset inventory system, which will enable us to obtain real time information on all services provided to customers and provide us with the ability to improve our revenue cutoff procedures and revenue assurance.

We cannot guarantee that we will be able to complete these actions successfully. Even if we are able to complete these actions successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting.

Costs related to corrective actions have not been material through September 30, 2006. Future corrective actions for certain control deficiencies require more review and documentation of general accounting procedures. The cost to be incurred to correct these issues are estimated to be less than 1% of our total revenues (or approximately $1.0 million based upon our 2005 annual revenues), with most of the cost associated with additional staff. Corrective actions related to information technology control deficiencies and system implementations are related to on-going initiatives. We made significant progress on these initiatives during 2006 and expect to complete our corrective actions during 2007.

Key Components of Our Results of Operations

Revenues

Our revenues consist of recurring and nonrecurring revenues. We generate recurring revenue from our network neutral interconnection and colocation services. We generate nonrecurring revenue from our TechSmart technical support services and installation services. Installation services are directly related to providing the recurring services. To review our revenue recognition policies for our recurring and nonrecurring revenues, refer to “Critical Accounting Policies and Estimates” below.

We use several primary metrics to analyze our revenues and measure our performance. These metrics include: number of customers; cabinet equivalents billed; percentage of sales from existing versus new customers; number of cross connects between our customers; and utilization rates. Our ability to license our gross square footage within each facility is limited by the space required by our existing power and cooling infrastructure and by the customer requirements for power and cooling. Power and cooling requirements continue to grow on a per unit basis. We carefully monitor the power and cooling usage in each of our facilities and plan to continue to invest in our power and cooling infrastructure in order to maximize the amount of utilizable space of our facilities.

	As of
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(1)
Number of customers	785	794	821	832	851
Number of cross connects	16,405	16,602	16,991	17,417	17,755
Cabinet equivalents billed(2)	5,075	5,127	5,393	5,526	5,843
Utilization Rate(3)	66%	65%	64%	64%	66%

	For the three months ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(1)
Percentage of incremental sales to existing customers	77.0%	82.0%	74.0%	74.0%	79.0%
Churn as a percentage of monthly recurring revenue	3.9%	1.8%	1.2%	1.7%	0.9%
Sales Production: (in thousands)
Monthly recurring revenue(4)	$610	$658	$915	$828	$847
Non recurring revenue(5)	$835	$809	$1,148	$1,068	$1,461
Total Sales Production	$1,445	$1,467	$2,063	$1,896	$2,308

(1)	While our year end 2006 financial statements have not been finalized, the column reflects our updated operating metrics as of December 31, 2006. These metrics could change in connection with completion of our 2006 financial statements, and any such changes could be material.
(2)	Cabinet equivalents billed is the sum of the actual cabinets billed in each facility plus the total cage square footage billed divided by 20.
(3)	The Utilization Rate is calculated as a percentage, the numerator of which is equal to the total space licensed to our customers and the denominator of which is equal to the total licensable space taking into account existing power and cooling constraints.
(4)	Monthly recurring revenue represents new service agreements entered into by new and existing customers during the given quarter. Revenue from these agreements will recur monthly over the life of the agreement.
(5)	Non recurring revenue represents the one-time installation fees associated with new service agreements. These one-time fees are billed to customers upon completion of the installation service and such revenue is recognized on a straight-line basis over the life of the agreement.

We generate recurring revenues from the following services:

Interconnection Services. Our interconnection services include our cross connect and Internet exchange services. Our cross connect services enable our customers to connect directly to a telecommunications carrier, Internet service provider or other customers in our facilities. These services are typically provided for a recurring monthly fee per connection. Our Internet exchange services enable our customers to connect directly to our Internet exchange, which provides for public or private peering with other customers. Our customers license ports to connect to our Internet exchange for a recurring monthly fee per port, based on port capacity. Customers typically sign one year agreements for our Internet exchange services and month-to-month agreements for our cross connect services. We also generate recurring revenues from reselling Internet access, which we do to accommodate certain customers. We contract with certain Internet service providers and then resell their Internet access service to customers typically in 1 megabit per second to 100 megabits per second increments. Customers typically sign a one-year contract for this service and pay us a recurring monthly fee per megabits per second.

Colocation.

Space. We provide colocation space for a recurring monthly fee for a cabinet or rack, or on a per square foot basis for cage space. Our customers that license cage space typically use between 50 and 500 square feet. Customers sign a service order, governed by the terms and conditions of a master services agreement, typically for one to three years.

Power. We provide conditioned power either on a term basis for one to three years or on a month-to-month basis, for a recurring monthly fee under both arrangements. We provide both alternating current and direct current power circuits. Our customers pay for power on a per amp basis, typically in 20 to 30 amp increments.

We generate nonrecurring revenue from the following services:

TechSmart Technical Support Services. We provide technical support services to assist customers with installation, circuit testing, power cycling, equipment rebooting and other related services. Our customers pay for these services on an hourly basis or under contractual arrangements for a certain number of hours of technical support per month. We recognize revenue once the services have been provided.

Installation Services. We receive one-time installation fees related to our interconnection and colocation services. The complexity of the installation determines the amount of fees that we receive. We typically receive a one-time fee per circuit or port for the installation of our interconnection services. We normally receive a one-time fee per cabinet or rack or per linear foot of cage space for the installation of our colocation services. We typically receive a one-time fee per amp for the installation of power, depending on the size of circuit and amount of voltage provided.

The following table presents our revenues and percentage of revenues for the periods presented:

	Year Ended December 31,						Nine Months Ended September 30,
	2003		2004		2005		2005		2006
	(In thousands)
Revenues
Colocation	$44,030	63%	$54,125	59%	$61,406	58%	$45,878	58%	$48,039	58%
Interconnection	$22,535	32%	$32,739	36%	$39,361	37%	$29,374	38%	$30,986	38%

Recurring Total	$66,565	95%	$86,863	95%	$100,767	95%	$75,252	96%	$79,025	96%
Non Recurring	$3,275	5%	$4,586	5%	$4,647	5%	$3,416	4%	$3,524	4%

Total	$69,840	100%	$91,449	100%	$105,414	100%	$78,668	100%	$82,549	100%

Cost of Revenues, exclusive of Depreciation and Amortization

Cost of Revenues. Cost of revenues is comprised primarily of lease, utilities, maintenance and repair, personnel related expenses, telecommunications services, security and property taxes. The components of our cost of revenues are mostly fixed in nature and do not vary significantly from period to period. However, certain components of our cost of revenues are variable in nature and are directly related to the growth of our revenues. We expect our utilities expenses to increase in the future on a per unit basis due to an increase in rates from our utility providers and increased usage of power by our customers. Further, we experience seasonality in our utilities expenses based on temperatures and seasonal rate adjustments, which causes the amount of these expenses to fluctuate during each year. As a result of our expansions, we typically incur lease, utilities and personnel related expenses prior to being able to accept customers for, and generate revenue from, the additional capacity. As we continue to expand our facilities in our top 10 markets, we expect cost of revenues to increase.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of personnel related expenses for our sales and marketing employees, including wages, benefits, bonuses and commissions, and the cost of marketing programs such as sales support, trade shows, promotional events and print advertising. We expect our sales and marketing expenses to increase in absolute dollars as we increase the headcount of our sales staff and increase our marketing and promotional efforts.

General and Administrative. General and administrative expenses include personnel related expenses as well as travel, corporate communications, rent and insurance expenses, and outside legal, accounting and consulting expenses. Personnel related expenses include wages, benefits and bonuses for our executive management as well as for our accounting, legal, facilities design and construction, information technology and human resources employees. We expect our general and administrative expenses to increase in absolute dollars as we incur additional costs associated with being a public company, including higher personnel, legal, insurance and financial reporting expenses as well as costs to comply with the Sarbanes-Oxley Act. We expect that these new expenses will be between 1% and 3% of our revenues (or approximately $1.0 million to $3.0 million based upon our 2005 annual revenues).

Depreciation and Amortization. Depreciation expense includes depreciation of our leasehold improvements, generators, uninterruptible power systems, direct current power plants, heating, ventilation and air-conditioning equipment, furniture and fixtures. Amortization expense is comprised of the amortization of our customer based intangible assets related to the acquisitions of PAIX, RACO, MeridianTelesis and LayerOne.

Asset Impairment. Asset impairment expenses represent the write-off of capitalized facility related assets which we have determined to be impaired.

Results of Operations

The following is a more detailed discussion of our financial condition and results of operations for the periods presented. The year-to-year comparison of financial results is not necessarily indicative of future results.

The following table presents our historical costs and operating expenses as a percentage of revenues for the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
Revenues:	100%	100%	100%	100%	100%
Costs and operating expenses:
Cost of revenues, exclusive of depreciation and amortization	46	48	52	51	55
Sales and marketing	10	12	9	9	11
General and administrative	10	11	9	8	10
Depreciation and amortization	27	30	29	31	21
Lease litigation settlements	—	7	—	—	—
Asset impairment	—	1	2	3	2

Total costs and operating expenses	93%	109%	101%	102%	99%

Operating income (loss)	7%	(9)%	(1)%	(2)%	1%

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005

Revenues

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Revenues	$78,668	$82,549	$3,881	5%

Revenues. Revenues increased by $3.9 million, or 5%, to $82.5 million for the nine months ended September 30, 2006 compared to $78.7 million for the nine months ended September 30, 2005. Recurring revenue increased by $3.8 million from the sale of our services to new and existing customers. This increase was offset by a decrease of $4.7 million due to the expiration of contracts with the company that was formerly our largest customer on December 31, 2005, as discussed above. Excluding the decrease in revenues from this customer, revenues increased by $8.5 million, or 11%. Nonrecurring revenue increased by $0.1 million. This increase is a result of increased technical support services revenue.

Cost of Revenues, exclusive of Depreciation and Amortization

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Cost of Revenues, exclusive of Depreciation and Amortization	$39,954	$45,207	$5,253	13%

Cost of Revenues. Cost of revenues increased by $5.3 million, or 13%, to $45.2 million for the nine months ended September 30, 2006 compared to $39.9 million for the nine months ended September 30, 2005. Cost of revenues increased as a percentage of revenues from 51% for the nine months ended September 30, 2005 to 55% for the nine months ended September 30, 2006. The increase was primarily due to the expansion of our facilities in several markets, including the San Francisco Bay Area and New York City, which increased rent expense by $1.6 million, personnel related expenses by $0.4 million, and utilities expenses by $0.7 million. As a result of our expansions, we typically incur lease, utilities and personnel related expenses prior to being able to accept customers for, and generate revenue from, the additional capacity. In other markets, utilities expense increased by $0.6 million due to an increase in per unit power pricing and an increase in usage by our customers, personnel related expense increased by $0.3 million as a result of an increase in headcount, and general maintenance expenses increased by $0.2 million.

Sales and Marketing

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Sales and Marketing	$7,305	$9,223	$1,918	26%

Sales and Marketing. Sales and marketing expenses increased by $1.9 million, or 26%, to $9.2 million for the nine months ended September 30, 2006 compared to $7.3 million for the nine months ended September 30, 2005. The increase was due to personnel related expenses primarily related to an increase in commissions and an increase in wage expense related to an increase in headcount.

General and Administrative

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
General and Administrative	$6,235	$7,907	$1,672	27%

General and Administrative. General and administrative expenses increased by $1.7 million, or 27%, to $7.9 million for the nine months ended September 30, 2006 compared to

$6.2 million for the nine months ended September 30, 2005. The increase was primarily due to an increase in professional fees of $1.0 million. Additionally, we added personnel in our billing, accounting, facilities design and construction departments to support the growth in our revenues.

Depreciation and Amortization

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Depreciation and Amortization	$24,184	$17,379	$(6,805)	(28)%

Depreciation and Amortization. Depreciation and amortization expenses decreased by $6.8 million, or 28%, to $17.4 million for the nine months ended September 30, 2006 as compared to $24.2 million for the nine months ended September 30, 2005. The decrease was due primarily to certain assets becoming fully depreciated during 2005. Also, in 2005, for one of our facilities in New York City, we were required to depreciate the remaining $3.8 million value of certain improvements over the then remaining lease term which was shorter than the expected economic life of the improvements as a new lease was not reasonably assured at the time of the improvements.

Asset Impairment

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Asset Impairment	$2,140	$2,193	$53	2%

Asset Impairment. Asset impairment expense increased by $0.1 million for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. We evaluate the carrying value of our long-lived assets, consisting primarily of the assets in our colocation facilities, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant loss of customers within a facility, or significant reductions in projected future cash flows. As a result of our asset impairment analysis, we determined that assets in facilities located in Indianapolis, Chicago, and Dallas had become impaired in 2006. The lease for the impaired facility in Chicago expires in February 2007 and we do not intend to renew the lease. We determined that assets of our Kansas City facility had become impaired in the first quarter of 2005.

Interest Expense

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Interest Expense	$6,066	$10,764	$4,698	77%

Interest Expense. Interest expense increased by $4.7 million, or 77%, to $10.8 million for the nine months ended September 30, 2006 compared to $6.1 million for the nine months ended September 30, 2005. The increase was due to an increase in our average debt balance, which increased from $85.2 million for the nine months ended September 30, 2005 to $144.9 million for the nine months ended September 30, 2006 as a result of the October 13, 2005 refinancing of our senior secured credit facility and due to an increase in our average interest rate from 7.9% in the nine months ended September 30, 2005 to 9.8% in the nine months ended September 30, 2006. Total debt outstanding as of September 30, 2005 was $77.6 million compared to $144.8 million as of September 30, 2006. The additional borrowings were used to redeem our predecessor’s Series D Redeemable Preferred Stock in the amount of $43.9 million and make a preference payment on our predecessor’s Series C Redeemable Preferred Stock in the amount of $16.0 million. The increase in interest expense for the senior credit facility was offset by an increase in the value of our derivative financial instruments. We converted approximately 50% of our outstanding debt to fixed interest rates through the use of derivative financial instruments. These instruments are marked to market value at the end of each quarter, with gains and losses treated as decreases or increases to interest expense. The change in value of the derivatives resulted in a decrease in interest expense of $0.4 million for the nine months ended September 30, 2006.

Loss from Discontinued Operations

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Loss from Discontinued Operations	$168	$0	$(168)	(100)%

Loss from Discontinued Operations. During 2005, we assigned the lease, assets, customer contracts and equipment for one of our Chicago facilities to an unrelated third party. The results of operations of this facility through the date of disposition were recorded as discontinued operations.

Net Loss

($ in thousands)

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
Net Loss	$(7,442)	$(10,059)	$(2,617)	(35)%

Net Loss. Net loss increased by $2.6 million, or 35%, to a loss of $10.1 million for the nine months ended September 30, 2006 compared to a loss of $7.4 million for the nine months ended September 30, 2005. The increase was primarily due to an increase of $13.0 million in expenses primarily due to the expansion of our facilities, increased headcount and interest expense related to additional borrowings. This was partially offset by an increase in revenues of $3.9 million from sales to new and existing customers and a decrease in depreciation and amortization expense of $6.8 million as a result of certain assets being fully depreciated during 2005.

Net Loss for the nine months ended September 30, 2006 includes a $2.2 million charge for asset impairments, $1.4 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $0.7 million of professional fees related to lease litigations, $0.2 million charge for stock-based compensation, and $0.4 million of non-capitalizable professional fees associated with preparing for this public offering.

Net Loss for the nine months ended September 30, 2005 includes a $2.1 million charge for asset impairments, $1.5 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $0.2 million of professional fees related to lease litigation, $0.3 million of stock-based compensation expense, and $0.2 million of losses from discontinued operations.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Revenues	$91,449	$105,414	$13,965	15%

Revenues. Revenues increased by $14.0 million, or 15%, to $105.4 million for the year ended December 31, 2005 compared to $91.4 million for the year ended December 31, 2004. Recurring revenues increased by $13.9 million and nonrecurring revenues increased by $0.1 million. Recurring revenues increased by (i) $5.1 million from sales to new and existing customers, (ii) $7.5 million from the acquisition of LayerOne in January 2005, and (iii) $1.3 million from the acquisition of RACO in March 2004, which is included in revenues for the entire year for 2005 as compared to being included in revenue for nine months in 2004.

Cost of Revenues, exclusive of Depreciation and Amortization

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Cost of Revenues, exclusive of Depreciation and Amortization	$43,652	$54,800	$11,148	26%

Cost of Revenues. Cost of revenues increased by $11.1 million, or 26%, to $54.8 million for the year ended December 31, 2005 compared to $43.7 million for the year ended December 31, 2004. Cost of revenues increased as a percentage of revenues from 48% for the year ended December 31, 2004 to 52% for the year ended December 31, 2005. Cost of revenues increased primarily by (i) $5.2 million for additional rent, utilities and personnel related expenses related to expansions in the San Francisco Bay Area, New York City, Toronto and Buffalo markets, (ii) $0.9 million from an increase in bad debt expense as a result of our largest customer defaulting on its contract and not paying its invoices for October, November and December of 2005, (iii) $3.3 million for LayerOne which was acquired in January 2005, and (iv) $1.0 million for the inclusion of the RACO facilities for the entire year in 2005.

Sales and Marketing

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Sales and Marketing	$10,765	$9,846	$(919)	(9)%

Sales and Marketing. Sales and marketing expenses decreased by $0.9 million, or 9%, to $9.8 million for the year ended December 31, 2005 compared to $10.8 million for the year ended December 31, 2004. The decrease was primarily due to a $1.0 million decrease in sales commissions as a result of a new compensation plan that was implemented as of January 1, 2005.

General and Administrative

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
General and Administrative	$9,768	$9,568	$(200)	(2)%

General and Administrative. General and administrative expenses decreased by $0.2 million, or 2%, to $9.6 million in the year ended December 31, 2005 compared to $9.8 million for the year ended December 31, 2004. Headcount increased over the period to support our customer growth. Since many of these employees were added at the end of the year in 2005, this resulted in only a $0.2 million increase in personnel related expenses. Travel expenses also increased $0.2 million. These increases were offset by a reduction of $0.5 million in professional fees. We incurred significant legal expenses in 2004 related to our lease litigation settlements.

Depreciation and Amortization

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Depreciation and Amortization	$27,705	$30,206	$2,501	9%

Depreciation and Amortization. Depreciation and amortization expenses increased by $2.5 million, or 9%, to $30.2 million for the year ended December 31, 2005 compared to $27.7 million for the year ended December 31, 2004. Depreciation expense increased by $0.5 million, which included a $1.2 million increase as a result of the assets acquired in the LayerOne and RACO acquisitions, offset by a reduction of $0.7 million for certain assets that became fully depreciated during 2005. Amortization expense increased by $2.0 million as a result of the capitalization of customer based intangible assets related to the LayerOne acquisition in January 2005 and the RACO acquisition in March 2004.

Lease Litigation Settlements

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Lease Litigation Settlements	$6,629	$0	$(6,629)	(100)%

Lease Litigation Settlements. Lease litigation settlements in 2004 include: (i) $4.0 million to settle a lawsuit related to a lease in Austin, (ii) $1.8 million to settle a lawsuit related to a lease in Chicago, (iii) $0.5 million to accrue for estimated costs to settle litigation related to a lease in West Palm Beach, and (iv) $0.3 million to settle a lawsuit related to a lease in Buffalo. All of the above settlements relate to leases executed prior to 2001 for facilities that we never occupied.

Asset Impairment

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Asset Impairment	$1,015	$2,140	$1,125	111%

Asset Impairment. Asset impairment expense increased by $1.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. As a result of our asset impairment analysis, we determined that the assets of our Kansas City facility became impaired in 2005 and the assets of our Phoenix and one of our Chicago facilities became impaired in 2004.

Interest Expense

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Interest Expense	$5,374	$9,356	$3,982	74%

Interest Expense. Interest expense increased by $4.0 million, or 74%, to $9.4 million for the year ended December 31, 2005 compared to $5.4 million for the year ended December 31, 2004. The increase was due to an increase in our average debt balance, which increased from $64.1 million for the year ended December 31, 2004 to $100.2 million for the year ended December 31, 2005, and due to an increase in our average interest rate from 7.0% for the year ended December 31, 2004 to 8.4% for the year ended December 31, 2005. Total debt outstanding as of December 31, 2004 was $69.3 million compared to $144.9 million as of December 31, 2005. The increase in debt is primarily related to (i) $43.9 million for the redemption of our predecessor’s Series D Redeemable Preferred Stock, (ii) $16.0 million for the payment of a dividend to the holders of our predecessor’s Series C Redeemable Preferred Stock, and (iii) $22.0 million for the acquisition of LayerOne. There is no material income or expense from our derivative financial instruments for the years ended December 31, 2004 and 2005.

Loss from Debt Extinguishment

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Loss from Debt Extinguishment	$409	$769	$360	88%

Loss from Debt Extinguishment. Loss from debt extinguishment was $0.4 million for the year ended December 31, 2004 due to the write-off of debt issuance costs related to our debt refinancing in March 2004. Loss from debt extinguishment was $0.8 million for the year ended December 31, 2005 due to the write-off of debt issuance costs related to our debt refinancing in October 2005.

Minority Interest in Net Income of Consolidated Partnership

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Minority Interest in Net Income of Consolidated Partnership	$380	$0	$(380)	(100)%

Minority Interest in Net Income of Consolidated Partnership. Prior to March 2004, we included the results of the Site II partnership in our consolidated results of operations and recorded minority interest to reflect the ownership interest of the other partners in Site II. In March 2004, we acquired the limited partnership interests in the Site II partnership, eliminating the minority interest.

Income (Loss) from Discontinued Operations

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Income (Loss) from Discontinued Operations	$891	$(206)	$(1,097)	N/A

Income (Loss) from Discontinued Operations. Income (loss) from discontinued operations decreased by $1.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. In the year ended December 31, 2005 we recognized a loss of approximately $0.2 million due to the disposal of one of our facilities in Chicago. In the year ended December 31, 2004, we recognized income of $0.9 million from the favorable resolution of certain contingencies associated with previously reported discontinued operations.

Net Loss

($ in thousands)

	Year Ended December 31,
	2004	2005	$ Change	% Change
Net Loss	$(13,472)	$(11,274)	$2,198	16%

Net Loss. Net loss decreased by approximately $2.2 million, or 16%, to $11.3 million for the year ended December 31, 2005 compared to $13.5 million for the year ended December 31, 2004. The decrease was primarily due to increased revenues of $14.0 million from acquisitions and sales to new and existing customers. This was offset by an increase of $18.4 million in expenses primarily due to the expansion of our facilities and acquisitions. Lease litigation settlement expenses were $6.6 million for the year ended December 31, 2004, and there were no such expenses for the year ended December 31, 2005.

Net Loss for the year ended December 31, 2005 includes a $2.1 million charge for asset impairments, $1.9 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $0.5 million of professional fees related to lease litigation, $0.3 million of stock-based compensation expense, $0.9 million of third party non-capitalizable debt issuance costs and debt extinguishment losses, $0.6 million of professional fees associated with a terminated acquisition, $0.2 million of losses from discontinued operations, and $0.2 million of non-recurring income.

Net Loss for the year ended December 31, 2004 includes a $1.0 million charge for asset impairments, $1.6 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $7.3 million of lease litigation settlements and related professional fees, $0.2 million of stock-based compensation expense, $0.5 million of third party non-capitalizable debt issuance costs and debt extinguishment losses, $0.9 million of income from discontinued operations, $0.6 million of expenses associated with an terminated public offering, $0.4 million of losses from minority interest in a consolidated partnership, and $0.2 million of non-recurring expenses.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Revenues

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Revenues	$69,840	$91,449	$21,609	31%

Revenues. Revenues increased by $21.6 million, or 31%, to $91.4 million for the year ended December 31, 2004 compared to $69.8 million for the year ended December 31, 2003. Recurring revenues increased by $20.3 million as a result of acquisitions and customer growth. Recurring revenue increased for the following acquisitions: (i) $6.9 million from the acquisition of PAIX in March 2003, which is included in revenues for the entire year for 2004 as compared to being included for 10 months in 2003; (ii) $6.6 million from the acquisition of RACO in March 2004; and (iii) $2.1 million from the acquisition of MeridianTelesis in January 2004. In addition, recurring revenues increased by $4.7 million from sales to new and existing customers. Nonrecurring revenues increased by $1.3 million. This increase is the result of providing additional installation and TechSmart services to our customers.

Cost of Revenues, exclusive of Depreciation and Amortization

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Cost of Revenues, exclusive of Depreciation and Amortization	$32,333	$43,652	$11,319	35%

Cost of Revenues. Cost of revenues increased by $11.3 million, or 35%, to $43.7 million for the year ended December 31, 2004 compared to $32.3 million for the year ended December 31, 2003. Cost of revenues increased as a percentage of revenues from 46% for the year ended December 31, 2003 to 48% for the year ended December 31, 2004. Cost of revenues increased primarily for the following acquisitions: (i) $5.5 million for the acquisition of RACO in March 2004, (ii) $2.1 million for the acquisition of PAIX in March 2003, which is included in the full year of 2004 as compared to being included for 10 months in 2003, and (iii) $1.3 million for the acquisition of MeridianTelesis in January 2004. Additionally, cost of revenues increased by $0.8 million for expenses related to a facility acquired in Seattle.

Sales and Marketing

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Sales and Marketing	$6,883	$10,765	$3,882	56%

Sales and Marketing. Sales and marketing expenses increased by $3.9 million, or 56%, to $10.8 million for the year ended December 31, 2004 compared to $6.9 million for the year ended December 31, 2003. The increase was primarily due to an increase in personnel expenses of $1.8 million. In addition, commissions increased $1.4 million due to additional sales, marketing costs increased by $0.4 million and travel expenses increased by $0.3 million.

General and Administrative

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
General and Administrative	$7,090	$9,768	$2,678	38%

General and Administrative. General and administrative expenses increased by $2.7 million, or 38%, to $9.8 million for the year ended December 31, 2004 compared to $7.1 million for the year ended December 31, 2003. The increase was primarily due to an additional $1.3 million for professional fees as a result of debt refinancing costs that did not qualify for capitalization and legal expenses for lease litigation settlements, an additional $1.0 million of personnel related expense as a result of an increase in headcount and sign-on bonuses, and $0.2 million for travel expenses.

Depreciation and Amortization

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Depreciation and Amortization	$18,509	$27,705	$9,196	50%

Depreciation and Amortization. Depreciation and amortization expenses increased by $9.2 million, or 50%, to $27.7 million for the year ended December 31, 2004 compared to $18.5 million for the year ended December 31, 2003. Depreciation expense increased by $2.0 million due to the following acquisitions: (i) $1.1 million related to the acquisition of PAIX, which included a full year of results in 2004 compared to 10 months in 2003, (ii) $0.5 million related to the acquisition of MeridianTelesis, and (iii) $0.4 million related to the acquisition of RACO. In addition, depreciation expense increased by $1.9 million due to additional assets placed in service. Amortization expense increased by $5.3 million due to the following acquisitions: (i) $2.2 million related to the acquisition of the limited partnership interests in the Site II limited partnership, (ii) $2.1 million related to the acquisition of RACO in March 2004, (iii) $0.7 million related to the acquisition of MeridianTelesis in January 2004, and (iv) $0.2 million related to the acquisition of PAIX in March 2003, which included a full year of results in 2004 compared to 10 months in 2003.

Lease Litigation Settlements

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Lease Litigation Settlements	$0	$6,629	$6,629	N/A

Lease Litigation Settlements. Lease litigation settlements in 2004 included: (i) $4.0 million to settle a lawsuit related to a lease in Austin, (ii) $1.8 million to settle a lawsuit related to a lease in Chicago, (iii) $0.5 million to accrue for estimated costs to settle litigation related to a lease in West Palm Beach, and (iv) $0.3 million to settle a lawsuit related to a lease in Buffalo. All of the above settlements relate to leases executed prior to 2001 for facilities that we never occupied.

Asset Impairment

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Asset Impairment	$0	$1,015	$1,015	N/A

Asset Impairment. Asset impairment expense was $1.0 million for the year ended December 31, 2004. We did not record any impairment expense in the year ended December 31, 2003. As a result of our asset impairment analysis, we determined that the assets of our Phoenix and one of our Chicago facilities became impaired in 2004.

Interest Expense

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Interest Expense	$3,573	$5,374	$1,801	50%

Interest Expense. Interest expense increased by $1.8 million, or 50%, to $5.4 million for the year ended December 31, 2004 compared to $3.6 million for the year ended December 31, 2003. The increase was due to an increase in our average debt balance, which increased from $38.9 million for the year ended December 31, 2003 to $64.1 million for the year ended December 31, 2004. The outstanding debt balance as of December 31, 2003 was $37.3 million compared to $69.3 million as of December 31, 2004. The average interest rate decreased from 7.2% in 2003 to 7.0% in 2004. Additional funds were borrowed during 2004 for the following acquisitions: (i) $13.5 million for RACO, (ii) $13.2 million for the Site II limited partnership, and (iii) $3.8 million for MeridianTelesis. There is no material income or expense from our derivative financial instruments for the years ended December 31, 2003 and 2004.

Loss from Debt Extinguishment

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Loss from Debt Extinguishment	$342	$409	$67	20%

Loss from Debt Extinguishment. Loss from debt extinguishment was $0.3 million for the year ended December 31, 2003 due to the write-off of debt issuance costs related to our debt refinancing in March 2003. Loss from debt extinguishment was $0.4 million for the year ended December 31, 2004 due to the write-off of debt issuance costs related to our debt refinancing in March 2004.

Minority Interest in Net Income of Consolidated Partnership

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Minority Interest in Net Income of Consolidated Partnership	$2,052	$380	$(1,672)	(81)%

Minority Interest in Net Income of Consolidated Partnership. Minority interest decreased by $1.7 million, or 81%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease was due to our acquisition of the Site II limited partnership interests in March 2004. Prior to March 2004, we included the results of the Site II partnership in our consolidated results of operations and recorded minority interest which represented the ownership interest of other partners in Site II.

Income (Loss) from Discontinued Operations

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Income (Loss) from Discontinued Operations	$(2,331)	$891	$3,222	N/A

Income (Loss) from Discontinued Operations. Income (loss) from discontinued operations increased by $3.2 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. In the year ended December 31, 2004, our results included a $0.7 million gain on the disposal of our facility in Columbus and $0.2 million from the disposal of a facility in Charlotte. We incurred a loss of $2.3 million in 2003 from the results of operations from several facilities that were discontinued.

Net Loss

($ in thousands)

	Year Ended December 31,
	2003	2004	$ Change	% Change
Net Loss	$(3,154)	$(13,472)	$(10,318)	(327)%

Net Loss. Net loss increased by approximately $10.3 million, or 327%, to $13.5 million for the year ended December 31, 2004 compared to $3.2 million for the year ended December 31, 2003. The increase was due to $11.3 million of increased cost of revenues and $9.2 million of increased depreciation and amortization expense, both related primarily to acquisitions. In addition, $6.6 million for lease litigation settlements was incurred during 2004. These expenses were offset in part by increased revenues of $21.6 million from acquisitions and sales to new and existing customers.

Net Loss for the year ended December 31, 2004 includes a $1.0 million charge for asset impairments, $1.6 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $7.3 million of lease litigation settlements and related professional fees, $0.2 million of stock-based compensation expense, $0.5 million of third party non-capitalizable debt issuance costs and debt extinguishment losses, $0.9 million of income from discontinued operations, $0.6 million of expenses associated with an terminated public offering, $0.4 million of losses from minority interest in a consolidated partnership, and $0.2 million of non-recurring expenses.

Net Loss for the year ended December 31, 2003 includes $0.7 million of non-cash rent expenses as a result of straight-lining escalating rent payments, $0.3 million of professional fees related to lease litigations, $0.2 million of stock-based compensation expense, $2.3 million of losses from discontinued operations, $0.3 million of losses from third party non-capitalizable debt extinguishment, $2.1 million of losses from minority interest in a consolidated partnership, and $0.1 million of non-recurring income.

Liquidity and Capital Resources

Overview

The following table sets forth a summary of our cash flows for the periods indicated:

($ in Thousands)	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
Net cash provided by operating activities	$20,725	$17,645	$25,333	$20,691	$11,321
Net cash used in investing activities	$(44,600)	$(38,530)	$(41,516)	$(37,088)	$(16,770)
Net cash provided by (used in) financing activities	$28,699	$23,929	$12,875	$8,287	$(958)

Sources and Uses of Cash. Our principal sources of cash are our cash generated from our operating activities, our balance of cash and cash equivalents and the $9.8 million available to us under our credit facilities. We intend to use approximately $91.9 million of our net proceeds from this offering to repay a portion of the outstanding principal under our existing Credit Facilities. This repayment will reduce our future interest expenses and lower our interest rate. We intend to use the remaining approximately $30.7 million of our net proceeds from this offering for capital expenditures, working capital, and for other general corporate purposes. However, this assumes that appraisal rights will not be available to any material number of our predecessor’s stockholders. If this assumption is incorrect, a portion of our remaining net proceeds may be used to make appraisal payments. Our credit facilities limit our ability to make payments in respect of our equity interests, including appraisal payments. If we are required to make such payments we would need to seek an amendment or waiver of our credit facilities. Failure to obtain an amendment or waiver could result in the acceleration of outstanding indebtedness under the credit facilities. The cost of any appraisal proceedings or payments, as well as the inability to borrow under, or the acceleration of, our credit facilities, could result in a material adverse effect on our liquidity. We believe that all but one of our stockholders are bound by an investors agreement which contains a waiver of their appraisal rights in connection with a corporate reorganization.

Our principal cash requirements consist of debt service, capital expenditures and working capital. Since 2003, we have generated cash flow from operations, and we expect to continue to generate cash flow from operations for the remainder of 2006 and 2007. We believe our existing cash balance, available borrowings under our existing credit facilities and cash generated by operating activities will be sufficient to meet our anticipated capital expenditure, debt service and working capital requirements for at least the next twelve months.

Our capital expenditures in 2005 were approximately $17.0 million. Our capital expenditures for the nine months ended September 30, 2006 were $17.0 million. We expect our 2006 capital expenditures to be consistent with 2005; however, we expect our 2007 capital expenditures to increase significantly as we continue our expansion efforts in our top 10 markets. These investments will increase product availability in these markets which will enable us to increase revenue and potentially reduce our net losses. Once a market achieves positive cash flow from its operations, any new revenues typically generate substantial cash flow at higher operating margins. Although we will have increased costs to operate as a public company and to remediate our internal control deficiencies, we believe that increased cash flow from the sale of new services along with the expected reduction in interest expense should improve our cash flow. Although we cannot assure you that cash flow will improve, we believe that improved cash flow, along with our existing cash and cash available under our revolving credit facility, will be adequate to meet our anticipated needs for at least the next several years. See “Risk Factors—We are continuing to invest in our expansion efforts, but we may not experience sufficient customer demand in the future to realize expected returns on these investments” for a description of risk associated with our growth strategy.

Net Cash Provided by Operating Activities.

Net cash provided by operating activities for the nine months ended September 30, 2006 was $11.3 million. This was attributable to a net loss of $10.1 million and depreciation, amortization and other non-cash charges of $22.4 million and cash used by net operating assets and liabilities of $1.0 million. Net cash provided by operating activities for the nine months ended September 30, 2005 was $20.7 million. This was attributable to a net loss of $7.4 million, depreciation, amortization and other non-cash charges of $29.2 million and cash expended for net operating assets and liabilities of $1.1 million.

Net cash provided by operating activities for the year ended December 31, 2005 was $25.3 million. This was attributable to a net loss of $11.3 million, depreciation, amortization and other non-cash charges of $37.9 million and cash used by net operating assets and liabilities of $1.3 million.

Net cash provided by operating activities for the year ended December 31, 2004 was $17.6 million. This was attributable to a net loss of $13.5 million, depreciation, amortization and other non-cash charges of $32.6 million and cash provided by net operating assets and liabilities of $1.5 million.

Net cash provided by operating activities for the year ended December 31, 2003 was $20.7 million. This was attributable to a net loss of $3.2 million, depreciation, amortization and other non-cash charges of $24.6 million and cash used by net operating assets and liabilities of $0.7 million.

Net Cash Used in Investing Activities.

Net cash used in investing activities for the nine months ended September 30, 2006 was $16.8 million compared to $37.1 million for the nine months ended September 30, 2005. Cash used in investing activities in 2006 was primarily for capital expenditures relating to the expansion of our Palo Alto facility and the installation of additional power and cooling equipment in several of our top 10 markets. Cash used in investing activities for the nine months ended September 30, 2005 included $24.5 million for the acquisition of LayerOne and $12.6 million for capital expenditures to add power and cooling equipment in several markets.

Net cash used in investing activities for the year ended December 31, 2005 was $41.5 million compared to $38.5 million for the year ended December 31, 2004. Cash used in investing activities in 2005 was comprised of $24.5 million for the acquisition of LayerOne and $17.0 million for capital expenditures. Cash used in investing activities in 2004 was comprised of $26.8 million for the acquisitions of RACO, Meridian and the remaining interests in the Site II limited partnership and $11.8 million for capital expenditures.

Net cash used in investing activities for the year ended December 31, 2004 was $38.5 million compared to $44.6 million for the year ended December 31, 2003. Cash used in investing activities in 2004 was comprised of $26.8 million for the acquisitions of RACO, Meridian and the remaining interests in the Site II limited partnership and $11.8 million in capital expenditures. Cash used in investing activities in 2003 was primarily for the acquisition of the assets of PAIX in the amount of $40.7 million and $5.5 million for capital expenditures.

Net Cash Provided by (Used in) Financing Activities.

Net cash used in financing activities for the nine months ended September 30, 2006 was $1.0 million compared to net cash provided by financing activities of $8.3 million for the nine months ended September 30, 2005. The cash used in financing activities in 2006 was primarily the result of principal repayments under our credit facilities and capitalized costs associated with this initial public offering. The cash provided by financing activities for the nine months ended September 30, 2005 was primarily the result of borrowings in the amount of $22.0 million under our credit facilities to fund the acquisition of LayerOne less cash used of $13.7 million for principal repayments under the credit facilities.

Net cash provided by financing activities for the year ended December 31, 2005 was $12.9 million compared to $23.9 million for the year ended December 31, 2004. The cash provided by financing activities in 2005 included cash borrowed under our credit facilities in the amount of $167.0 million. This was offset by cash used in financing activities of $91.4 million to repay debt, $43.9 million to redeem our predecessor’s Series D Redeemable Preferred Stock, $16.0 million for a preference payment for our predecessor’s Series C Redeemable Preferred Stock and $2.8 million for financing costs. The cash provided by financing activities in 2004 included cash borrowed under our credit facilities in the amount of $70.0 million. This was offset by cash used in financing activities of $41.8 million to repay debt and $3.5 million for financing costs.

Net cash provided by financing activities for the year ended December 31, 2004 was $23.9 million compared to $28.7 million for the year ended December 31, 2003. The cash provided by financing activities in 2003 included net cash proceeds from the issuance of our predecessor’s Series D Preferred Stock in the amount of $31.2 million and cash borrowed under our credit facilities in the amount of $5.0 million. This was offset by cash used in financing activities of $4.5 million to repay debt, $2.4 million for cash distributions to the minority investors of the Site II Limited Partnership and $0.5 million for financing costs.

Debt Obligations

In January 2001, we entered into a senior secured credit facility agreement under which we were permitted to borrow up to $50.0 million. The credit agreement was amended in 2001 and amended and restated in 2003, in both cases following our noncompliance with certain financial covenants in the credit agreement. In 2004, we amended and restated the credit facility, among other things, to provide for borrowings of up to $110.0 million.

On October 13, 2005, we again amended and restated the senior secured credit facility (the “First Lien Credit Facility”). Following the amendment and restatement, the First Lien Credit Facility provides for total borrowings of up to $110.0 million, comprised of a $25.0 million term loan A facility (the “Term Loan A Facility”), a $75.0 million term loan B facility (the “Term Loan B Facility”), and a $10.0 million revolving credit facility (including a $1.0 million letter of credit sub-limit) (the “Revolving Loan Facility”). On that date we also entered into a syndicated junior lien credit facility in the amount of $45.0 million (the “Second Lien Credit Facility,” and together with the First Lien Credit Facility, the “Credit Facilities”).

The Credit Facilities are secured by the stock and assets of our subsidiaries. We pay interest on borrowings under the Credit Facilities at either a base rate or a Eurodollar rate plus the applicable margin, at our option. We also pay a fee on the average daily unused portion of the Revolving Loan Facility. Repayments of principal under the Term Loan A Facility and the Term Loan B Facility are due in scheduled quarterly installments of varying percentages, with all remaining amounts due and payable on October 13, 2010 and October 13, 2011, respectively. All outstanding amounts under the Revolving Loan Facility will be due and payable on October 13, 2010 and all outstanding amounts under the Second Lien Term Loan Facility will be due and payable on April 13, 2011. Mandatory prepayments under the Credit Facilities are required in the events of issuance of debt or equity, asset sales, receipt of casualty or condemnation proceeds, and excess cash flow.

We intend to use approximately $91.9 million of our net proceeds from this offering to repay a portion of the outstanding principal under our existing Credit Facilities. We do not intend to use any of the proceeds from this offering to repay accrued interest under our Credit Facilities, which we intend to pay with working capital. The remaining approximately $30.7 million of net proceeds will be used for capital expenditures, for working capital and for other general corporate purposes. However, this assumes that appraisal rights will not be available to any material number of our predecessor’s stockholders. If this assumption is incorrect, a portion of our remaining net proceeds may be used to make appraisal payments. In addition, we may use a portion of the remaining net proceeds to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any substantive negotiations with respect to any such transactions. We intend to amend the Credit Facilities prior to the closing of this offering such that we will be permitted to repay the entire Second Lien Credit Facility and only a portion of the First Lien Credit Facility with a portion of the net proceeds of this offering.

We were in violation of the fixed charge coverage ratio covenant in our existing Credit Facilities as of March 31, 2006. We were required to achieve a fixed charge coverage ratio of not less than 1.00 for the three months ended March 31, 2006. The actual ratio was 0.91 for the three months ended March 31, 2006. On April 28, 2006, the lenders agreed to waive such covenant violation and amended the fixed charge coverage from 1.00 to 0.90 for the second and third quarters of 2006. We were in violation of the amended fixed charge coverage ratio, and also in violation of the leverage ratio covenant and interest coverage ratio covenant, in our existing Credit Facilities as of September 30, 2006. We were required to achieve a fixed charge coverage ratio of not less than 0.90, a leverage ratio of not more than 4.50 to 1.00 and an interest coverage ratio of not less than 2.40 to 1.00 for the three months ended September 30, 2006. The actual fixed charge coverage ratio was 0.86, the actual leverage ratio was 4.71 to 1.00, and the actual interest coverage ratio was 2.34 to 1.00 for the three months ended September 30, 2006. On November 27, 2006, the lenders agreed to waive such covenants and amended the fixed charge coverage ratio from 0.90 to 0.85, the leverage ratio from 4.50 to 1.00 to 4.75 to 1.00, and the interest coverage ratio from 2.40 to 1.00 to 2.05 to 1.00, in each case for the fourth quarter of 2006. All such covenant ratios are amended through 2007. We were in compliance with the covenants of the Credit Facilities as of September 30, 2006, following the waiver and amendment of the Credit Facilities on November 27, 2006. For more information about our existing Credit Facilities, see “Secured Credit Facility”.

Contractual Obligations

The following table summarizes, as of September 30, 2006, our minimum payments for long-term debt and other obligations for the next five years and thereafter:

($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$144,750	$2,375	$20,625	$76,750	$45,000
Interest Expense*	68,656	15,379	28,860	21,521	2,896
Operating lease obligations	181,523	19,228	36,571	23,975	101,749

Total contractual obligations	$394,929	$36,982	$86,056	$122,246	$149,645

*	Future interest expense is based on a projected 3-month LIBOR of 5.37% for September through December 2006, then 5.62% thereafter. Interest expense was calculated by multiplying the outstanding balance by the interest rate for the given time period.

Off Balance Sheet Arrangements

As of December 31, 2004 and December 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate. We are required by our Credit Facilities to manage the interest rate risk on our debt portfolio. In March 2005, we entered into an interest rate swap agreement on a notional amount of $15.0 million with a commencement date of July 2006 and a maturity date of July 2007. If the three-month LIBOR rate is lower than 4.48%, we will make cash payments at a rate of 4.48%. If the three-month LIBOR rate is higher than 4.48%, we will receive cash payments for the difference between actual three-month LIBOR and 4.48%. In November 2005, we entered into an interest rate swap agreement on a notional amount of $70.0 million with a commencement date of February 2006 and maturity date of February 2009. If the three-month LIBOR rate is lower than 4.758%, we will make cash payments at a rate of 4.758%. If the three-month LIBOR rate is higher than 4.758%, we will receive cash payments for the difference between actual three-month LIBOR and 4.758%. Both of these swaps required zero upfront payment. As of September 30, 2006, the three-month LIBOR rate is 5.37%, which is higher than our contracted rate for both swaps. We will receive cash payments at the end of each quarterly period for these swaps unless LIBOR decreases below the contracted LIBOR rates. We believe any increase in the commercial lending rate or the Federal Funds rate would not materially affect our financial position or results of operations. A 1% increase or decrease in interest rates will increase or decrease annual interest expense by approximately $0.7 million. We do not believe this would materially affect our financial position or results of operations.

Foreign Currency. We have a facility located in Toronto, Ontario. We primarily receive payment for services provided at this facility in Canadian currency and pay the direct expenses of our Toronto facility in Canadian currency, which mitigates our exposure to currency exchange rate risk. We have determined that the impact of a near-term 10% appreciation or depreciation of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows. We do not maintain any derivative instruments to mitigate our exposure to translation and transaction risk. Our foreign exchange transaction gains and losses are included in our results of operations, and were not material for all periods presented.

Fair Value. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of short-term U.S. Treasury securities. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. In preparing our consolidated financial statements, we make estimates and assumptions that can have a significant impact on our financial position and results of operations. The application of our critical accounting policies requires an evaluation of a number of complex criteria and significant accounting judgments by us. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions, and these differences could be material.

Critical accounting policies are defined as those policies that require significant judgments and assumptions about matters that are highly uncertain at the time of the estimate and could potentially result in materially different results under different assumptions and conditions. See Note 3 of the Consolidated Financial Statements for additional information.

Revenue Recognition and Allowance for Doubtful Accounts. We generate recurring revenue from providing interconnection and colocation services. More than 90% of our revenues are provided from these recurring revenues. Our remaining revenues are nonrecurring and consist of technical support and installation services.

Colocation services are governed by the terms and conditions of a master service agreement. Customers typically execute agreements for one to three year terms. We bill customers on a monthly or quarterly basis and recognize the revenue on a straight line basis over the life of the agreement. Installation services for such long-term agreements, defined as greater than one month, are recognized on a straight-line basis over the life of the agreement, which we believe approximates the term of the customer relationship.

Interconnection services are generally provided on either a month-to-month or one year term under an arrangement separate from those services provided under colocation services. Port services are typically sold on a one year term and revenue is recognized in a manner similar to colocation services. Cross connect services are typically sold on a month-to-month basis. These interconnection services are considered as a separate earnings process that is provided and completed on a month-to-month basis. We bill customers on a monthly basis and recognize the revenue in the period the service is provided. Installation service revenue for these cross connect services is recognized in the period when the installation is complete. The earning process from cross connect installation is culminated in the month the installation is complete.

Technical support services are provided on a time and materials basis and are billed and recognized in the period provided. Cash advances are recorded as unearned revenue in the consolidated balance sheets and are recognized in the period the services are provided.

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. We regularly assess collectibility of accounts receivable from customers based on a number of factors, including prior history with the customer and the credit status of the customer. If we determine that collection of revenue from a customer is not reasonably assured, we do not recognize revenue until collection becomes reasonably assured, which is generally upon receipt of cash. We also maintain an allowance for doubtful accounts for accounts receivable for which management believes such receivables are uncollectible. Management analyzes accounts receivable, bankruptcy filings, historical bad debts, customer credit-worthiness and changes in customer payment patterns when evaluating revenue recognition and the adequacy of our reserves. A specific bad debt reserve is accrued for specifically identifiable receivables that become uncollectible. A general reserve is established for all other accounts receivable based on the age of the invoices. Delinquent account balances are written-off after a determination that the likelihood of collection is not probable.

Property and Equipment. Property and equipment are stated at cost. We commence depreciation when the assets are placed in service. Equipment and furniture are depreciated on a straight-line basis over their estimated useful life of five to seven years. Useful lives are estimated based on the specific equipment, its intended use and our historical experience with the life expectancy of such equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the related lease (including renewal periods which are reasonably assured) or the estimated life of the asset. Expenditures for improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings. Repairs and maintenance are expensed when incurred.

If management were to determine that the actual useful lives of our property and equipment placed into service is less than originally anticipated, or if any of our property and equipment was deemed to have incurred an impairment, additional depreciation, or an impairment charge would be required, which would decrease net income in the period in which such determination was made. Conversely, if management were to determine that the actual useful lives of our property and equipment placed into service was greater than originally anticipated, less depreciation may be required, which would increase net income in the period in which such determination was made.

Impairment of Long-Lived Assets. We account for the impairment of long-lived assets in accordance with FAS 144. We evaluate the carrying value of our long-lived assets, consisting primarily of the assets in our colocation facilities, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant loss of customers within a facility or significant reductions in projected future cash flows. We prepare this analysis by assessing the future undiscounted net cash flows generated by each colocation facility over their respective useful lives and comparing this against the carrying value of that colocation facility. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, we write down such assets based on the excess of the carrying amount over the fair value of the assets. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including future levels of sales, long-term forecasts of the amounts and timing of overall market growth, discount rates and terminal growth rates.

Goodwill and Other Intangible Assets. We account for goodwill and other indefinite-lived intangible assets under FAS 142. This statement requires an impairment only approach to accounting for goodwill. The FAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. FAS 142 requires goodwill to be tested for impairment annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist.

To estimate fair value, for purposes of completing the first step of the FAS 142 analysis, we use a market-based analysis or a discounted cash flow analysis. Significant judgments and estimates are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including future level of sales, long-term forecasts of the amounts and timing of overall market growth, discount rates and terminal growth rates. Changes in judgment could cause us to either pass or fail the first step test and could result in the impairment or lack of impairment of goodwill.

Other intangible assets consist of customer-based assets recorded through acquisitions and are amortized using the straight-line method over their estimated periods of benefit, ranging from two to twelve years. No residual value is estimated for these assets. FAS 142 requires these assets to be reevaluated whenever circumstances indicate that revised estimates of useful lives or impairment may be warranted.

Other intangible assets also include the costs related to the issuance of debt, and such costs are amortized to interest expense using the effective interest method over the life of the related debt.

Contingent Liabilities. Management estimates the amount of contingent liabilities based on the best information available at the time of determination. For litigation claims, when management with consultation from legal counsel can reasonably estimate the range of loss and an unfavorable outcome is probable, a contingent liability is recorded. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liabilities could materially impact our results of operation and financial position.

Accounting for Income Taxes. We account for income taxes under the provisions of Statement of FAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce tax assets to the amounts more likely than not to be realized.

We currently have provided for a full valuation allowance against our net deferred tax assets. We have considered future taxable income in assessing the need for the valuation allowance. Based on the available objective evidence, management does not believe that the net deferred tax assets will be realizable. Should we determine that we would be able to realize our deferred tax assets in the foreseeable future, an adjustment to the deferred tax assets would increase income in the period such determination was made.

In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The determination of income taxes also involves estimating the impact of additional taxes resulting from tax examinations and uncertainties in the application of complex tax laws and regulations. Accruals for tax contingencies require management to estimate the actual outcome of any such audits and the impact of uncertainties. Actual results could vary from these estimates.

Stock-Based Compensation. On January 1, 2006, we adopted the provisions for stock-based compensation required by Statement of Financial Accounting Standard No. 123 (Revised), Share-Based Payment (“FAS 123R”). We are required to use the prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of FAS 123R, stock-based compensation cost is measured at the grant date for all stock-based awards made to employees and directors based on the fair value of the award using an option-pricing model and is recognized as expense over the requisite service period, which is generally the vesting period.

Prior to the adoption of FAS 123R, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), as allowed under Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and we continue to apply APB 25 for options granted prior to January 1, 2006. Stock-based awards to non-employees are accounted for under the provisions of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

We currently use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards is based on a number of complex and subjective assumptions. These assumptions include the fair value of the underlying stock, the expected term of options, the risk-free interest rate; and expected dividends. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, or if we decide to use a different valuation model in the future, the expense in future periods may differ significantly from what we have recorded in the current period, which could materially affect our operating results, net income or loss and net income or loss per share.

In connection with the reorganization discussed in “Certain Relationships and Related Party Transactions-Corporate Reorganization,” we plan to modify our outstanding Series D-2 Preferred Stock Options in a modification that will be accounted for using the provisions of FAS 123R. The modification will be a fair value replacement of outstanding Series D-2 Preferred Stock Options with new options under our 2007 Stock Incentive Plan, and is expected to occur immediately prior to the consummation of this offering. The new options will allow the purchase of our common stock on the same terms and conditions as were applicable under the predecessor stock option. The strike price and number of options will be modified only to maintain the fair value of the options before and after the modification. We may incur stock-based compensation expense for the modified options, which will be accounted for under FAS 123(R).

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion 20 and FASB Statement No. 3 (“FAS 154”). The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. FAS 154 also provides that (1) a change in the method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (2) a correction of errors in previously reported financial statements should be termed a “restatement.” FAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. We adopted FAS 154 with no material impact on our financial statements.

In June 2005, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (“EITF 05-6”). This guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are reasonably assured at the date of the business combination or asset purchase. The guidance is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. We adopted EITF 05-6 with no material effect on our financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently in the process of evaluating the impact that the adoption of FIN 48 will have on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. We are currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our financial position, results of operations and cash flows.

SECURED CREDIT FACILITY

In January 2001, we entered into a senior secured credit facility under which we were permitted to borrow up to $50.0 million. The credit agreement was amended in 2001 and amended and restated in 2003, in both cases following our noncompliance with certain financial covenants in the credit agreement. The 2003 amendment also reduced the total amount we could borrow to $41.0 million with an additional $5.0 million available under a revolving credit facility. In 2004, we amended and restated the credit facility, among other things, to provide for borrowings of up to $110.0 million.

On October 13, 2005, we again amended and restated the senior secured credit facility (the “First Lien Credit Facility”). Following the amendment and restatement, the First Lien Credit Facility provides for total borrowings of up to $110.0 million, which is comprised of a $25.0 million term loan A facility (the “Term Loan A Facility”), a $75.0 million term loan B facility (the “Term Loan B Facility”), and a $10.0 million revolving credit facility (including a $1.0 million letter of credit sublimit)(the “Revolving Loan Facility”). On that date we also entered into a syndicated junior lien term loan facility in the amount of $45.0 million (the “Second Lien Credit Facility,” and together with the First Lien Credit Facility, the “Credit Facilities”).

The Credit Facilities are secured by the stock and assets of our subsidiaries. We pay interest on borrowings under the Credit Facilities at either a base rate or a Eurodollar rate, at our option. Any base rate interest we pay is equal to the greater of the administrative agent’s prime rate or 0.50% above the federal funds rate, plus a spread of 2.50% to 3.00% for loans made under the Term Loan A Facility and Revolving Loan Facility, a spread of 3.00% to 3.25% for loans made under the Term Loan B Facility, and a spread of 6.25% for loans made under the Second Lien Credit Facility. Any Eurodollar rate interest we pay is based on the one, two, three, or six month Eurodollar rate plus a spread of 3.50% to 4.00% for the loans made under the Revolving Loan Facility and the Term Loan A Facility, a spread of 4.00% to 4.25% for loans made under the Term Loan B Facility, and a spread of 7.25% for loans made under the Second Lien Credit Facility. The interest spread, if applicable, is determined by our consolidated leverage ratio. We also pay an unused commitment fee equal to 0.50% per annum on the average daily unused portion of the Revolving Loan Facility.

All borrowings under the Term Loan A Facility, the Term Loan B Facility, and the Second Lien Credit Facility occurred on October 13, 2005. Borrowings are available under the Revolving Loan Facility until October 13, 2010. Repayments of principal under the Term Loan A Facility and the Term Loan B Facility are due in scheduled quarterly installments of varying percentages, with all remaining amounts due and payable on October 13, 2010 in the case of the Term Loan A Facility and October 13, 2011 in the case of the Term Loan B Facility. All outstanding amounts under the Revolving Loan Facility will be due and payable on October 13, 2010, and all outstanding amounts under the Second Lien Credit Facility will be due and payable on April 13, 2011. Mandatory prepayments under the Credit Facilities are required in the events of issuance of debt or equity, asset sales, receipt of casualty or condemnation proceeds, and excess cash flow. Any such mandatory prepayments are applied to the Term Loan A Facility, then to the Term Loan B Facility, then to the Revolving Loan Facility, and finally to the Second Lien Credit Facility.

Both of the Credit Facilities require compliance with a consolidated leverage ratio covenant. The First Lien Credit Facility also requires compliance with several additional financial covenants, including a first lien consolidated leverage ratio, a consolidated interest coverage ratio, and a consolidated fixed charge coverage ratio. The Credit Facilities also require compliance with certain operating covenants, which limit, among other things, our incurrence of additional indebtedness and our ability to make dividend payments. We were in violation of the fixed charge coverage ratio covenant as of March 31, 2006. We were required to achieve a fixed charge coverage ratio of not less than 1.00 for the three months ended March 31, 2006. The actual ratio was 0.91 for the three months ended March 31, 2006. On April 28, 2006, the lenders agreed to waive such covenant violation and amended the fixed charge coverage ratio from 1.00 to 0.90 for the second and third quarters of 2006. We were in violation of the amended fixed charge coverage ratio covenant and also in violation of the leverage ratio and interest coverage ratio covenants as of September 30, 2006. We were required to achieve a fixed charge coverage ratio of not less than 0.90, a leverage ratio of not more than 4.50 to 1.00 and an interest coverage ratio of not less than 2.40 to 1.00 for the three months ended September 30, 2006. The actual fixed charge coverage ratio was 0.86, the actual leverage ratio was 4.71 to 1.00, and the actual interest coverage ratio was 2.34 to 1.00 for the three months ended September 30, 2006. On November 27, 2006, the lenders agreed to waive such covenants and amended the fixed charge coverage ratio from 0.90 to 0.85, the leverage ratio from 4.50 to 1.00 to 4.75 to 1.00, and the interest coverage ratio from 2.40 to 1.00 to 2.05 to 1.00, in each case for the fourth quarter of 2006. All such covenant ratios are amended through 2007. We were in compliance with the covenants of the Credit Facilities as of September 30, 2006, following the waiver and amendment of the Credit Facilities on November 27, 2006.

As of September 30, 2006, no principal amount of debt was outstanding under our Revolving Loan Facility (with $0.2 million in stated amount of letters of credit issued thereunder), $24.8 million in principal amount was outstanding under the Term Loan A Facility, $75.0 million in principal amount was outstanding under the Term Loan B Facility, and $45.0 million in principal amount was outstanding under the Second Lien Credit Facility.

We intend to use approximately $91.9 million of our net proceeds from this offering to repay a portion of the outstanding principal under our existing Credit Facilities. We do not intend to use any of the proceeds from this offering to repay accrued interest under our Credit Facilities, which we intend to pay with working capital. We currently intend to use the remaining approximately $30.7 million of net proceeds for capital expenditures, for working capital and for other general corporate purposes. However, this assumes that appraisal rights will not be available to any material number of our predecessor’s stockholders. If this assumption is incorrect, a portion of our remaining net proceeds may be used to make appraisal payments. Our credit facilities limit our ability to make payments in respect of our equity interests, including appraisal payments. If we are required to make such payments we would need to seek an amendment or waiver of our credit facilities. Failure to obtain an amendment or waiver could result in the acceleration of outstanding indebtedness under the credit facilities. The cost of any appraisal proceedings or payments, as well as the inability to borrow under, or the acceleration of, our credit facilities, could result in a material adverse effect on our liquidity. In addition, we may use a portion of the remaining net proceeds to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any substantive negotiations with respect to any such transactions. We intend to amend the Credit Facilities prior to the closing of this offering such that we will be permitted to repay the entire Second Lien Credit Facility and only a portion of the First Lien Credit Facility with a portion of the net proceeds from this offering.

BUSINESS

Company Overview

We are a leading provider of network neutral interconnection and colocation services primarily to Internet dependent businesses including telecommunications carriers, Internet service providers, online content providers and enterprises. As a network neutral provider, we do not own or operate our own network, and, as a result, our interconnection services enable our customers to exchange network traffic through direct connections with each other or through peering connections with multiple parties. Our colocation services provide space and power for customers’ networking and computing equipment allowing those customers to avoid the costs of building and maintaining their own facilities. We provide our services through 34 facilities in 23 markets, representing the broadest network neutral footprint in North America. Our footprint includes our facility in Palo Alto, one of the first commercial Internet exchanges in the world. Our high network densities, as demonstrated by approximately 17,000 interconnections between our customers, create a network effect, which provides an incentive for our existing customers to remain within our facilities and is a differentiating factor in attracting new customers. This network effect combined with our broad geographic footprint contributes to the growth of our customer base and revenue, which we believe will also increase our operating cash flow due to the fixed nature of certain of our operating costs.

We generate revenue by providing the following to our customers:

•	connections to carriers or other customers;

•	connections to the Internet exchange;

•	space to house networking or Internet equipment;

•	power and cooling to support the equipment; and

•	technical support.

A typical customer would use all of the above services.

Our network neutral business model is a primary differentiating factor in the market. We do not own or operate our own network, and as a result, our customers are able to connect directly to their choice of telecommunications service providers in an open and competitive marketplace. These service providers include tier 1 network service providers, Internet service providers, tier 2 providers and international telecommunications carriers. We believe that the ability to connect directly with telecommunications service providers and each other enables our customers to reduce network transit costs, to improve the performance of their services and to reduce their time to market.

We offer interconnection services, which include cross connect and Internet exchange services, and colocation services, which include space and power for our customers’ networking and computing equipment. Our diverse customer base includes some of the world’s largest network service providers, metropolitan service operators, Internet service providers, online content providers and enterprise customers. Our North America based telecommunications carrier and Internet service provider customers include AboveNet Communications, AOL and Qwest and our international carrier customers include BT, ChungHwa Telecom, Singapore Telecommunications, Telecom Italia and VSNL. Our online content provider customers include DirecTV, Electronic Arts, Google, LimeLight Networks, Yahoo! and YouTube. Our enterprise customers consist of Internet dependent businesses, including Amazon.com and Factset, and other enterprises such as GlaxoSmithKline, Hewlett Packard, Microsoft and VeriSign. See “Business—Our Customers” for more details about our customers.

We believe our broad geographic footprint represents a competitive advantage in that we have facilities in 14 of the 15 largest metropolitan service areas in the United States and is the broadest of any of our network neutral competitors. Our presence in these markets enables us to serve customers in locations where Internet traffic is most concentrated and to serve customers who require a broad geographic footprint. As of September 30, 2006, of our top 100 customers, 73 utilize our services in multiple markets.

Although we have been unable to achieve profitability, since our founding in 1998, we have increased our revenue through a combination of organic growth and acquisitions. We believe our customer base of over 830 customers as of September 30, 2006 provides a platform for organic growth. Sales to existing customers in the first nine months of 2006 comprised approximately 76% of new sales. Since March 2003, we have completed five acquisitions and integrated 12 facilities into our operations. These acquisitions have increased our network densities, expanded our customer base and broadened our geographic footprint.

Several favorable trends in our industry are driving demand for our network neutral interconnection and colocation services. These trends include growth in Internet traffic driven by, among other things, increasing broadband penetration and a proliferation of broadband intensive applications, an increasing need for advanced networking technology provided through reliable and secure infrastructure and a growing awareness of business continuity and disaster recovery planning. We believe that our competitive strengths (including our network neutral business model, our high network densities, our broad network neutral geographic footprint, our robust facilities and operational excellence and our engineering and networking expertise) position us well to capitalize on the growing demand for our services. See “—Our Competitive Strengths” for more information regarding our competitive strengths.

Industry Overview

Monthly Internet traffic in the U.S. is projected to grow at a 34.4% compound annual growth rate from 2005 to 2008 according to the Telecommunications Industry Association. Growth in Internet traffic is being driven by increasing broadband penetration, the proliferation of bandwidth intensive services and the maturity of online business models, among other factors. Broadband penetration increases as the price of broadband Internet access decreases and consumers experience the benefits of broadband access (e.g., faster speeds and “always-on” connectivity). Gartner projects that broadband penetration will increase from 34.3% of U.S. households in 2005 to 53.5% in 2009. Increasing broadband penetration is enabling the proliferation of bandwidth intensive services, including Voice-over-Internet protocol, online gaming, streaming video and audio and Internet protocol television.

The various networks that constitute the Internet initially connected with each other at public network access points. The network access points were established by non-profit organizations and government entities, but eventually became owned and managed by telecommunications carriers. As Internet traffic increased, the network access points were unable to scale due to underinvestment by the telecommunications carriers that owned them. Therefore, certain network service providers left the network access points and began to connect directly by establishing fiber optic links between their facilities. However, these links were expensive to build, maintain and upgrade, and eventually led to the creation of commercial, network neutral Internet exchanges, and network neutral interconnection and colocation facilities.

Interconnection Services

Interconnection services enable businesses to exchange network traffic through direct connections with each other or through peering connections with multiple businesses. Direct connections are provided through a variety of media including fiber optic, Ethernet or coaxial cabling. Peering connections are provided over a shared switch fabric at an Internet exchange facility.

Growth in Internet traffic is leading to increasing demand for interconnection services, as network service providers, Internet service providers and other Internet dependent businesses require additional connectivity to efficiently exchange increasing amounts of network traffic. Online content providers and providers of other bandwidth intensive services, in particular, require high densities of interconnections and scalability of a service provider’s interconnection infrastructure in order to optimize their services. For these businesses, direct interconnection with each other as well as with multiple network service providers within a facility reduces transit costs, increases the performance of their services and reduces their time to market.

Colocation Services

Growth in Internet traffic is also leading to increasing demand for colocation services. A colocation facility is typically located in close proximity to telecommunications service providers and houses networking and computing equipment such as switches, routers, fiber optic transmission gear and servers for businesses that need to connect with each other and the Internet. The highly controlled environment required for this equipment is characterized by redundant power infrastructure, reinforced floors, sophisticated security and monitoring, and reliable heating, ventilation and air-conditioning systems. Due to the high cost of building and maintaining colocation facilities, businesses often outsource these services to colocation service providers.

There are two primary types of colocation services: network neutral and network specific.

Network Neutral Colocation. Network neutral colocation services allow customers to locate their equipment in a facility which offers interconnection to multiple telecommunications service providers. Neutrality enables customers to select the most cost effective and reliable network service providers and Internet service providers at each colocation facility.

Network Specific Colocation. Network specific colocation services are typically offered by service providers who own or manage networks. These service providers typically encourage or require customers to utilize these networks.

Industry Trends

Several industry trends are leading to increasing demand for high quality network neutral interconnection and colocation services.

Growth in Internet Traffic. Growth in Internet traffic is being driven by increasing broadband penetration, the proliferation of bandwidth intensive services and the maturity of online business models, among other factors. International Data Corporation projects that from 2005 to 2009, the number of U.S. residential Voice-over-Internet protocol and Internet protocol television subscribers will grow at a 64.3% and 131.3% compound annual growth rate, respectively. International Data Corporation projects that total digital game downloads will increase from 1.2 billion in 2005 to 3.3 billion in 2009, representing a 28.7% compound annual growth rate. Gartner predicts U.S. broadband penetration to increase from 34.3% in 2005 to 53.5% in 2009, representing an 11.7% compound annual growth. Internet traffic is expected to grow from 548 petabytes in 2005 to 1,330 in 2008, representing a compound annual growth rate of 34.4% according to TIA Telecommunications Market Review and Forecast. We believe the growth in demand for these bandwidth intensive services represents a significant opportunity for providers of network neutral interconnection and colocation services.

Stabilizing Supply of Network Neutral Interconnection and Colocation Capacity. From 2001 to 2004, the network neutral interconnection and colocation industry underwent a period of consolidation and rationalization. This significantly reduced the amount of capacity in many markets, including larger markets such as the San Francisco Bay Area, New York City and the Northern Virginia Area. The reduced capacity, along with increasing demand for network neutral interconnection and colocation services, has led to a stabilization in the pricing environment.

Increasing Power and Cooling Requirements. Networking and computing equipment manufacturers are continuously reducing the size of the equipment they manufacture while increasing the speed at which this equipment can receive, process and transmit data. However, reduced size has generally not translated into reduced energy consumption or heat generation, although it has allowed customers to place more equipment in a given area. As a result, customers of colocation services are requiring more power and cooling infrastructure for their networking and computing equipment. We believe that only those interconnection and colocation service providers that have the capital, expertise and experience to scale their infrastructure will be able to meet customers’ increasing power and cooling requirements.

Adoption of Advanced Networking Technology. As broadband penetration increases and telecommunications carriers upgrade to next generation digital networks, new Internet-based services are being developed for both consumers and businesses. These services typically require more bandwidth and feature networking technologies, such as 10 Gigabit switching, that enable more efficient interconnections through higher packet transfer rates. We believe that network neutral interconnection service providers who are able to deploy advanced networking technology within their facilities will benefit from this trend.

Growing awareness of business continuity and disaster recovery planning. We believe a growing awareness of business continuity and disaster recovery planning is leading businesses to store an increasing amount of data in secure, off-site facilities that enable them to access this data in real-time. Interconnection and colocation service providers address this need through the use of highly secure and redundant facilities.

Our Competitive Strengths

We believe that our key competitive strengths position us well to capitalize on the growing demand for our services. These competitive strengths include the following:

•	Network Neutral Business Model. We do not own or operate our own network, and therefore we do not compete with telecommunications service providers including network service providers and Internet service providers. As such, our customers are able to connect directly to their choice of multiple network service providers and Internet service providers in an open and competitive marketplace. We believe this enables our customers to reduce network transit costs, improve the performance of their services and reduce their time to market.

•	High Network Densities. We have approximately 17,000 interconnections between our customers. These interconnections represent among the highest network densities in our industry, as measured by interconnections per cabinet. We believe our high network densities create a network effect, which provides an incentive for existing customers to remain within our facilities and for new customers to join them.

•	Broad Network Neutral Geographic Footprint. Our geographic footprint includes 34 facilities in 23 markets in North America. This footprint includes facilities in 14 of the 15 largest metropolitan service areas in the U.S., more than any of our network neutral competitors. Our presence in these markets enables us to serve customers in locations where Internet traffic is most concentrated and to serve customers who require a broad geographic footprint.

•

Robust Facilities and Operational Excellence. We believe our ability to meet high service levels is attributable primarily to the quality of our facilities and the capabilities of our operations personnel. Our facilities and operations personnel address our customers’ infrastructure needs, including security, cooling and redundant power. As a result, we are able to provide a 99.999% uptime guarantee as part of our service level agreements with our customers.

•	Engineering and Networking Expertise. We have gained significant engineering and networking expertise throughout our history, including through our ownership and operation of PAIX, one of the first Internet exchanges. This expertise enables us to design and architect facilities which proactively address the evolving needs of our customers. We are also able to incrementally scale our infrastructure, including by connecting our facilities within a metro market.

Our Strategy

Our objective is to be the leading provider of network neutral interconnection and colocation services in North America. The key elements of our strategy are to:

•	Focus on our Top 10 Markets. We derive the majority of our revenue from our top 10 markets, which are New York City, the Northern Virginia Area, the San Francisco Bay Area, Seattle, Dallas, Philadelphia, Toronto, Atlanta, Chicago and Los Angeles. Our top 10 markets are those markets which we believe to be most important strategically to our business. These markets are experiencing the most rapid Internet traffic and customer growth. Since January 2005, we have increased our gross square footage in these markets by 27% and have augmented the power and cooling infrastructure in many of these facilities. We intend to continue to expand capacity in our top 10 markets to meet the increasing needs of our existing customers and to serve new customers.

•	Leverage Network Densities. By increasing network densities within our facilities, we are able to further enhance our value proposition to our customers. We target customers in bandwidth intensive segments such as online gaming, Voice-over-Internet protocol, Internet protocol television and others that capitalize on digital convergence. These customers require facilities with high network densities to optimize their business models and enhance the experiences of their end users. To facilitate higher network densities, we intend to continue to invest in our network infrastructure, including additional deployment of 10 Gigabit peering solutions. We believe that leveraging our network densities will enable us to continue to attract and retain customers who derive the greatest value from our interconnection services.

•	Strengthen Existing Customer Relationships and Reach New Customers. We are working to strengthen relationships with our largest customers and deepen relationships with our broader customer base. We are also working to develop relationships with customers in emerging, bandwidth intensive segments and investing in new sales channels that will incorporate our services as part of a broader communications solution. We are using a combination of our national account sales managers, an inside sales group and relationships with systems integrators to implement this strategy.

•	Pursue Selective Acquisitions. Our acquisitions have increased our network densities, expanded our customer base and broadened our geographic footprint. We have demonstrated the ability to identify strategic acquisitions, to improve the infrastructure of acquired facilities and to increase their revenues. We believe that industry consolidation opportunities remain, and we intend to continue to pursue selective acquisitions.

Our Services

We provide network neutral interconnection and colocation services and certain other services to our customers.

Interconnection Services

Our interconnection services provide our customers with two primary options to exchange network traffic: through direct connections with each other, utilizing our cross connect services, or through peering connections with multiple customers, utilizing our Internet exchange services.

Cross Connect Services. Cross connect services enable one-to-one interconnections between customers within a facility, reducing network costs and network latency. These services allow customers to connect their networks through a direct physical connection in a meet-me room. Cross connect services are offered through a variety of media including fiber optic, Ethernet or coaxial cabling, for an initial installation fee and a recurring monthly fee per connection.

Internet Exchange Services. Internet exchange services enable one-to-many interconnections between customers over a shared switch fabric within a facility, further reducing network costs and network latency. We offer these services in eight of our markets including the San Francisco Bay Area, New York City, Seattle, Dallas, Atlanta and the Northern Virginia Area. We provide Internet exchange services at port capacities ranging from 100 megabits per second to 10 gigabits per second for an initial installation fee and a recurring monthly fee, based on port capacity.

SingleCNXT. Our SingleCNXT service is the resale of Internet access through Internet service providers who connect directly with customers in our facilities. We offer SingleCNXT as an accommodation to certain customers that desire a single point of contact for colocation and Internet access services. We provide SingleCNXT for an initial installation fee and a recurring monthly fee based on the amount of bandwidth committed or used.

Colocation Services

Our facilities provide our customers with a reliable, secure and climate controlled environment for their networking and computing equipment. Our colocation services include flexible space options, redundant power and cooling systems, physical security, other sophisticated systems for fire suppression and water leak detection and technical support. Each facility is staffed with highly trained and experienced technicians.

Colocation Space. Our colocation space includes secure cabinets, racks and cages. We provide colocation space for an initial installation fee and a recurring monthly fee per cabinet or rack, or for a cage per square foot of space.

Power. We provide both alternating current and direct current power circuits at various amperages. These power circuits are backed up by both batteries and electric generators. We provide power for an initial installation fee and a recurring monthly fee based on size and type of circuit.

Other Services

TechSmart® Technical Support Services. TechSmart® technical support services are provided by our technicians, who are available 24 hours per day, 365 days per year. These services include remote hands, equipment installation and maintenance, cabling, circuit testing, tape swaps, equipment rebooting and power cycling. We charge customers for these services on an hourly basis or under contractual arrangements for a certain number of hours of technical support per month.

Our Customers

Our customers include telecommunications service providers, online content providers and enterprises. Our telecommunications service provider customers include tier 1 network service providers, metropolitan service operators, Internet service providers, tier 2 providers and international telecommunications carriers. Our online content provider customers consist of businesses that deliver content and content based services over the Internet. Our enterprise customers include businesses that are dependent on the Internet, as well as units or divisions of those businesses that are dependent on the Internet. For the year ended December 31, 2005 and the nine months ended September 30, 2006, no customer represented more than 10% of our total revenue. As of September 30, 2006, we had over 830 customers.

The table below is a representative list of our customers. The telecommunications service providers listed below represent approximately 10% of revenues for the nine months ended September 30, 2006. The online content providers listed below represent approximately 5.5% of revenues for the nine months ended September 30, 2006. The enterprises customers listed below represent approximately 4.6% of revenues for the nine months ended September 30, 2006.

Selected customers include:

Telecommunications Service Providers	Online Content Providers	Enterprises
AboveNet AOL BT ChungHwa Telecom Cox Communications Qwest Singapore Telecom Telecom Italia T-Systems VSNL	A9.com Akamai DirecTV Electronic Arts Google Kanoodle.com LimeLight Networks Photobucket.com Yahoo! YouTube	Amazon.com Factset GlaxoSmithKline Hewlett Packard Prophet Financial Systems Microsoft SI International Syniverse VeriSign Virgin Radio

The majority of our customer agreements are structured as master or umbrella service agreements that contain all of the general terms and conditions including, but not limited to, payment terms, termination provisions, confidentiality, notice provisions, indemnity provisions and limitation of liability. The master agreements also incorporate a “Policies and Procedures” document that contains additional customer requirements including, but not limited to, installation, insurance and security. The terms of the master agreements automatically renew for as long as there are underlying service orders for service. The master agreements do not have any specific services or associated prices or terms of specific services as those terms are all set forth in separate service orders. The service order sets forth the type of service, the length of the service term and the monthly or one-time charge for the services. Space, power and ports are generally sold for one to three year terms. Certain products, such as cross connects, are typically sold on a month-to-month basis.

Sales and Marketing

Sales. We use a multi-channel approach to sales. Our sales organization includes senior managers and sales representatives, who are organized into three sales groups: national account management, inside sales and indirect sales. Our national account management group focuses on strengthening relationships with our largest customers and penetrating new target accounts. Our inside sales group is responsible for deepening relationships with customers that are not covered by our national account management group. This group is the primary source of new customer leads. Our indirect sales group is responsible for developing and managing relationships with third party sales partners. These partners sell our services as part of a broader communications solution.

Marketing. Our marketing organization is focused on leading and supporting our sales efforts through a comprehensive approach, including creating service strategies and implementing channel marketing initiatives. We support new service development and delivery by providing updates on the competitive landscape including pricing, evolving customer needs, technological advancements and industry trends. We actively promote our brand in North America through targeted public relations campaigns, sponsorship of key industry forums and participation in relevant industry conferences where we can access key customer decision makers. Our channel marketing effort is responsible for developing demand generation campaigns and for creating selling tools and collateral for targeted sales campaigns.

Our Facilities

Our corporate headquarters are located in Tampa, Florida. We lease space for our facilities in buildings with a significant concentration of telecommunications carriers or buildings located near the primary telecommunications central offices within a particular market. This proximity to telecommunications carriers significantly reduces the cost and complexity of connecting their networks to our facilities. We currently operate 34 facilities in 23 markets with approximately 699,900 total gross square feet. The amount of gross square footage in each of our markets ranges from 6,800 to 87,800. The amount of gross square footage for our top 10 markets by revenue ranges from 17,900 to 87,800 square feet. The following table shows the number and gross square footage of our facilities in our top 10 markets and the number of our facilities in our other markets:

Market	Number of Our Facilities	Gross Square Footage
Top 10 Markets
New York City*	3	87,800
San Francisco Bay Area*	2	65,300
Northern Virginia Area*	3	63,600
Seattle*	2	49,000
Dallas*	3	43,700
Philadelphia*	2	41,400
Toronto	1	29,900
Atlanta*	1	28,000
Chicago	2	26,800
Los Angeles	1	17,900
Top 10 Markets Total	20	453,400

Other Markets**	14	241,400

Total	34	694,800

*	Denotes market where we also provide Internet exchange services.
**	Boston, Buffalo, Cleveland, Denver, Detroit, Indianapolis, Kansas City, Miami (2 facilities), Nashville, Phoenix, Pittsburgh, St. Louis and Tampa.

Below is a table containing the material terms of all our leases in our top 10 markets.

Lease Terms - Top 10 Markets

Location	Lease Expiration Date	Approx. Sq. Ft.	Annual Rent (In Thousands)	Renewal Option
New York City	Ranges from 2/2008 to 8/2015	87,821	$4,071	(1)

San Francisco Bay Area	Ranges from 8/2009 to 5/2025	65,319	$2,403	(3)

Northern Virginia Area	Ranges from 8/2009 to 12/2016	63,638	$2,494	(2)

Seattle	Ranges from 8/2009 to 4/2014	48,959	$2,017	(4)

Dallas	Ranges from 6/2009 to 9/2015	43,678	$1,322	(5)

Philadelphia	Ranges from 1/2008 to 10/2010	41,353	$765	(6)

Toronto	Ranges from 4/2011 to 11/2014	29,906	$2,352	(7)

Atlanta	Ranges from 11/2009 to 2/2010	27,998	$627	(8)

Chicago	Ranges from 2/2007 to 11/2013	26,839	$457	(9)

Los Angeles	2/2009	17,927	$215	None

(1)	Of our leased space in New York City, approximately 16,853 square feet is subject to a lease renewal option and approximately 70,968 square feet is not subject to a lease renewal option.
(2)	Of our leased space in Northern Virginia, approximately 38,062 square feet is subject to a lease renewal option, and approximately 25,576 square feet is not subject to a lease renewal option.
(3)	Of our leased space in the San Francisco Bay Area, approximately 20,000 square feet is subject to a lease renewal option, and approximately 45,319 square feet is not subject to a lease renewal option.
(4)	Of our leased space in Seattle, approximately 37,565 square feet is subject to a lease renewal option, and approximately 11,394 square feet is not subject to a lease renewal option.
(5)	All of our leased space in Dallas is subject to a lease renewal option.
(6)	Of our leased space in Philadelphia, approximately 20,540 square feet is subject to a lease renewal option, and approximately 20,813 square feet is not subject to a lease renewal option.
(7)	All of our leased space in Toronto is subject to a lease renewal option.
(8)	Of our leased space in Atlanta, approximately 11,834 square feet is subject to a lease renewal option, and approximately 16,164 square feet is not subject to a lease renewal option.
(9)	Of our leased space in Chicago, a lease for approximately 5,141 square feet will terminate in February 2007 and will not be renewed, approximately 12,571 square feet is subject to a lease renewal option, and approximately 9,127 square feet is not subject to a lease renewal option.

Competition

The market for our services is highly competitive and we compete primarily based on network density, quality of service, location and price. We are unable to estimate our market share in total or within a particular market because many of our current competitors are privately-held, or are divisions of publicly-held companies that do not segregate information specific to our industry in their publicly available disclosure. As a result, we are unable to provide market share information for our industry. Even if we were able to provide current market share information for our industry, such information may become inaccurate after a short period of time due to other entities’ exit from, and entrance into, our market. Our competitors include the following service providers:

Network Neutral Interconnection and Colocation Service Providers. These competitors, including Equinix and Terremark, offer services that are similar to ours, including cross connect services, Internet Exchange Services and colocation services.

U.S.-based Telecommunications Carriers. These telecommunications carriers, which include at&t and Level 3, typically provide interconnection services through a single owned network and generally require bandwidth capacity minimums as part of their pricing structures. We believe these competitors operate colocation facilities primarily to help sell their core telecommunications and Internet access services. They are generally regional or national, with widespread brand recognition and significant financial resources.

Managed Service Providers, Web Hosting Companies and Internet Service Providers. Managed service providers, such as AboveNet, InterNAP and Savvis, generally require that customers purchase their Internet access and managed services directly from them. Some web hosting companies and Internet service providers, such as NaviSite, also provide colocation services as part of their offerings.

Unlike some of our competitors, we do not own or operate our own network, we do not own the buildings in which we operate our business and we do not currently provide managed services such as data storage, web hosting services, network connectivity and information technology support services to our customers. In addition, relative to us, some of our competitors possess longer operating histories, greater financial resources (which enable, or may enable, such competitors to adopt aggressive pricing policies), a greater presence in our markets and other markets around the world, a greater ability to differentiate their respective facilities and services and greater brand name recognition. For further discussion of these competitive challenges, along with others, that we face, please see “Risk Factors—We may not be able to compete successfully against current and future competitors” and “Risk Factors—Our brand is not as well known as that of some of our competitors. Failure to develop and maintain brand recognition could harm our ability to compete effectively.”

Intellectual Property

We consider certain of our processes, systems, methodologies, databases, software and trademarks to be proprietary. We rely on a combination of trade secret, copyright, trademark and other laws, license agreements and nondisclosure, noncompetition and other contractual provisions and technical measures to protect our proprietary and intellectual property rights.

We consider our trademarks “SWITCH AND DATA,” “PAIX,” “TECHSMART,” “MetroPAIX” and “SINGLECNXT” to be materially important to our business and the registered trademarks are renewable for their statutory terms.

Government Regulation

We are currently regulated by the Federal Communications Commission and the Canadian Radio Television and Telecommunications Commission regarding our provision of International Private Line Interexchange Services between Buffalo, New York and Toronto, Ontario. We are also regulated by the New York State Department of Public Service regarding the provision of Intrastate Private Line Interexchange Services between Buffalo and New York City.

These private line circuits are used as a convenience to our customers to provide long distance cross connects that would not otherwise be available for these customers to interconnect their networks through our facilities. As a Private Line Interexchange Service Provider, we currently file quarterly reports (FCC Form 499-Q) and annual reports (FCC Form 499-A) with the Federal Communications Commission reporting the total revenues generated by our International Private Line Interexchange Services between Buffalo and Toronto. Based upon the 2005 FCC Form 499-A Annual Report, total revenues for International Private Line Interexchange Services totaled $0.7 million, which represents 0.7% of our total revenues for 2005.

Due to changing technology and applications of that technology, it is uncertain whether and how existing laws or regulations or new laws or regulations will be applied by the Federal Communications Commission and other regulatory agencies to other currently unregulated services we offer, or to new services or products that we may offer in the future.

Employees

As of September 30, 2006, we employed 261 persons in the United States and 11 in Canada. Of the total employees, 62 were employed in engineering and central operations, 64 were employed in sales and marketing and 44 were employed in management, finance and IT. Additionally, we had 102 employees at our facilities.

We believe our relations with our employees are good. Our employees are not represented by a labor union and are not covered by a collective bargaining agreement.

Legal Proceedings

We are currently involved in three lawsuits with former landlords or property owners relating to our non-occupancy of plaintiffs’ facilities and subsequent withholding of rent payments. We intend to vigorously defend our position in each of these lawsuits. However, we cannot assure you that we will ultimately be successful in these matters.

In May 2002, Joseph H. Suppers, Jr. filed suit in the Circuit Court of the Fifteenth Judicial District Palm Beach County, Florida against our subsidiary, Switch & Data FL Four LLC, certain other of our subsidiaries and us. In addition to claims of breach of a lease in connection with a lease entered into for a colocation facility in West Palm Beach, Florida, the complaint alleges fraudulent misrepresentation. Plaintiffs are seeking damages of approximately $9.0 million for lost rents, $3.1 million for lost profits, $16.0 million for lost business opportunities, $0.8 million for transaction costs related to a forced sale of the building and $0.8 million for attorney’s fees. Based upon currently available information, management believes that the amount of any liability with respect to this action will not materially affect our financial position, results of operations or liquidity.

On May 31, 2006, we and our predecessor, Switch & Data Facilities Company, LLC, were served with a lawsuit alleging our failure to execute a lease in October 2000 for a building in Milwaukee, Wisconsin. Plaintiffs are claiming the rent and associated lease charges due for the entire term of the lease (10 years) of $3.7 million. Plaintiffs are also claiming a $0.75 million loss on the sale of the building and $0.15 million for attorney’s fees. Based upon currently available information, management is currently unable to assess the amount of any liability with respect to this action, which may materially affect our financial position, results of operations or liquidity.

One additional suit filed on October 26, 2001, Continental Poydras Corporation vs. Switch and Data LA One, LLC and our predecessor, is pending in New Orleans, Louisiana. Plaintiff is seeking approximately $3.2 million for lost rent, $0.35 million for restorative expenses and $0.02 million for paid lease commissions. This case is currently inactive.

In addition to the matters described above, we are presently involved in various legal proceedings arising in the ordinary course of our business operations, including employment matters and contractual disputes that we do not believe, based on information currently available to us, will materially adversely affect our financial position or results of operations.

A lawyer representing certain of our stockholders has alleged that his clients are entitled to appraisal rights in connection with our corporate reorganization and has made other claims regarding our corporate reorganization and this initial public offering. We believe that all stockholders, with one exception, have waived their appraisal rights. Legal action has been threatened. If it is determined that additional stockholders are entitled to an appraisal remedy and such stockholders avail themselves of such rights, we could become obligated to make substantial cash payments to such stockholders.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Positions and Offices Held
Keith Olsen	50	Chief Executive Officer, President, Director
William Luby	47	Chairman of the Board of Directors
George Pollock, Jr.	39	Senior Vice President, Chief Financial Officer
William Roach	63	Senior Vice President of Sales
Charles Browning	60	Vice President of Operations
George Kelly	57	Director
Kathleen Earley	55	Director
Arthur Matin	50	Director
M. Alex White	54	Director
Ali Marashi	38	Vice President of Engineering and Chief Information Officer
Ernest Sampera	47	Senior Vice President of Marketing

Mr. Luby and Ms. Earley are Class I directors. At the annual meeting of stockholders in 2007, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. Messrs. Kelly and Matin are Class II directors. At the annual meeting of stockholders in 2008, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. Messrs. Olsen and White are Class III directors. At the annual meeting of stockholders in 2009, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Keith Olsen, Chief Executive Officer, President and Director. Mr. Olsen was appointed as our President and Chief Executive Officer and as a member of our board of directors in February 2004. Prior to joining us, Mr. Olsen served as Vice President of at&t, where he was responsible for indirect sales and global sales channel management from May 1993 to February 2004. From 1986 to 1993, Mr. Olsen served as Vice President of Graphnet, Inc., a provider of integrated data messaging technology and services. Mr. Olsen holds a bachelor’s degree from the State University of New York, Geneseo.

William Luby, Chairman. Mr. Luby was appointed as the Chairman of our board of directors in February 1999. Since October 1996, Mr. Luby has served as the Managing Partner of Seaport Capital and its predecessor companies. Mr. Luby currently serves as a director of SirsiDynix, Elias Arts, Manadalay Baseball and several other privately held companies. Mr. Luby holds a bachelor’s degree from Trinity College and an MBA from The Fuqua School of Business at Duke University.

George Pollock, Jr., Senior Vice President and Chief Financial Officer. Mr. Pollock has served as our Chief Financial Officer since May 2001 and as Senior Vice President since January 2003. From August 1999 to May 2001, Mr. Pollock served as our Vice President of Finance. Prior to joining us, Mr. Pollock served as Chief Financial Officer of the Merchant Banking Division of Communications Equity Associates (CEA), an international investment and merchant bank specializing in the media, communications and Internet industries, from January 1997 to August 1999. Mr. Pollock holds a bachelor’s degree and a master’s degree in accounting from the University of Florida.

William Roach, Senior Vice President of Sales. Mr. Roach has served as Senior Vice President of Sales since November 2003. Prior to joining us, Mr. Roach served as Interim Chief

Executive Officer of SonicWall, Inc., a provider of integrated Internet security appliances, from May 2002 to October 2003. From July 1999 until November 2001, Mr. Roach served as Chief Operating Officer and Chief Executive Officer of PCTEL, Inc., a provider of wireless connectivity products and test tools to cellular carriers, wireless Internet providers, personal computer original equipment manufacturers and wireless equipment manufacturers. Prior to his service at PCTEL, Inc., Mr. Roach held a variety of executive level business and sales positions at Maxtor Corporation, Wyle Corporation, Quantum Corporation and Intel Corporation. During his 13 year tenure at Intel, Mr. Roach held a variety of positions in general management, sales and marketing. Mr. Roach holds a bachelor’s degree from Purdue University.

Charles Browning, Vice President of Operations. Mr. Browning has served as Vice President of Operations since December 2000. Prior to being our Vice President of Operations, Mr. Browning served as our Director of Operations from March of 2000 to November of 2000. Before joining us, Mr. Browning served as Director, Americas Telecom Solutions for TCSI Corporation from 1999 to 2000, as Vice President, North American Operations—Communications Market Sector Group from 1997 to 1998 and Principal, Communications Market Sector from 1995 to 1997 for Unisys Corporation, and Managing Director, Manhattan Operations for NYNEX Corporation from 1991 to 1995. Mr. Browning holds a bachelor’s degree from the State University of New York.

George Kelly, Director. Mr. Kelly has served as a member of our board of directors since February 1999. Since June 1990, Mr. Kelly has served as Chairman of The CapStreet Group. Mr. Kelly currently serves as a director of Jackson Products, Inc., Sprint Industrial Holdings, LLC, Warren Alloy, Inc. and several other privately held companies. Mr. Kelly holds a bachelor’s degree from Union College and an MBA from the Amos Tuck School of Business at Dartmouth College.

Kathleen Earley, Director. Ms. Earley has been a member of our board of directors since September 2003. Since November 2004, Ms. Earley has served as President and Chief Operating Officer of TriZetto, a healthcare technology provider. From 1994 to 2001, Ms. Earley served as Senior Vice President of Enterprise Networking and Chief Marketing Officer of at&t. She currently serves as a director of Vignette Corporation and Digital Realty Trust. Ms. Earley holds a bachelor’s degree and an MBA from the University of California, Berkeley.

Arthur Matin, Director. Mr. Matin has been a member of our board of directors since November 2003. Since January 2007, Mr. Matin has served as President and Chief Executive Officer of TouchTunes Music Corporation, a supplier of digital-downloading jukeboxes and music services to North America’s coin-machine operators and distributors. From March 2006 to September 2006, Mr. Matin served as President and Chief Executive Officer of Softricity, Inc., a provider of application virtualization and on-demand delivery services. From March 2004 to July 2005, Mr. Matin served as the Executive Vice President of Worldwide Sales for Veritas Software Corporation, a provider of storage and security software. From November 2001 to February 2004, Mr. Matin served as President of McAfee Security for Network Associates, Inc., a supplier of network security and management software. From January 2000 to November 2001, Mr. Matin served as Senior Vice President of Sales and Marketing of CrossWorlds Software, Inc., a provider of enterprise application integration software. Prior to joining CrossWorlds Software, Inc., Mr. Matin managed U.S. and international sales operations at IBM for 19 years, most recently as Vice President of the Industrial Sector for the Americas.

M. Alex White, Director. Mr. White has been a member of our board of directors since October 2006. Since February 2005, Mr. White has independently consulted with various companies regarding finance and accounting matters. From 1977 through January 2005, Mr. White was a practicing certified public accountant, and beginning in 1987, a partner with Deloitte & Touche LLP. Mr. White’s practice focused on public companies, including initial and secondary public offerings, annual and periodic public reporting, board and audit committee presentations and Sarbanes-Oxley compliance. Mr. White currently serves as a director of Coast Financial Holdings, Inc. and is Chairman of its Audit Committee.

Ali Marashi, Vice President of Engineering and Chief Information Officer. Mr. Marashi has served as Vice President of Engineering and Chief Information Officer since August 2005. Prior to joining us, Mr. Marashi served as Chief Technology Officer of Internap Network Services, where he was responsible for technology direction and development, network operations and carrier relations from March 2000 to June 2005. From July 1997 to March 2000, Mr. Marashi served as Network Engineer for Networks and Distributed Computing at the University of Washington. Mr. Marashi holds a bachelor’s degree from the University of Washington.

Ernest Sampera, Senior Vice President of Marketing. Mr. Sampera has served as Senior Vice President of Marketing since August 2004. Prior to joining us, Mr. Sampera served as Vice President of Channel Marketing for at&t Business Services, where he was responsible for centralizing at&t’s Business Sales Channel Marketing business unit from 2000 to 2003. Prior to at&t, Mr. Sampera held executive sales, marketing and management information systems positions with IBM, UNISYS and the American Medical Association. Mr. Sampera holds a bachelor’s degree in finance from the University of Akron.

Board of Directors

Currently, there are six members of our board of directors. According to the existing investors agreement between our predecessor and its existing stockholders, holders of our predecessor’s Series D-1 preferred stock have the right to elect four directors, and the holders of all of our predecessor’s capital stock collectively, except for holders of our predecessor’s Series C redeemable preferred stock, have the right to elect three directors. Holders of our predecessor’s Series D-1 preferred stock designated George Kelly, William Luby and M. Alex White to our predecessor’s board of directors and holders of all of our capital stock collectively, except for holders of our predecessor’s Series C redeemable preferred stock and Series D redeemable preferred stock, designated Kathleen Earley, Keith Olsen and Arthur Matin. A vacancy currently exists with respect to one of the four directors the holders of our Series D-1 preferred stock are entitled to elect. The existing investors agreement will be amended and restated in connection with our corporate reorganization such that the right to elect board members, as referenced above, will no longer exist. Upon completion of this offering, our board of directors will consist of six members, a majority of whom will be independent under Nasdaq Marketplace Rules.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our amended and restated certificate of incorporation and by-laws.

Audit Committee

Our Audit Committee consists of M. Alex White, Arthur Matin and George Kelly. Mr. White acts as the chairman of the Audit Committee. Mr. White and Mr. Matin are “independent” as defined under and required by the federal securities laws and The Nasdaq Marketplace Rules, and our board of directors has determined that Mr. White is an “audit committee financial expert,” as defined by Item 401(h) of the Regulation S-K of the Securities Exchange Act of 1934. Within one year of the effectiveness of the registration statement of which this prospectus forms a part, we intend that the Audit Committee will be fully independent as required by the federal securities laws, and The Nasdaq Marketplace Rules. The Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, PricewaterhouseCoopers LLP. In addition, approval of the Audit Committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee

Our Compensation Committee consists of Arthur Matin, William Luby and George Kelly, each of whom is independent within the meaning of Rule 4200(a)(15) of The Nasdaq Marketplace Rules. Mr. Matin acts as the chairman of the Compensation Committee. The Compensation Committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers. The Compensation Committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee establishes procedures for the nominating process, recommends candidates for election to our board and nominates officers for election by our board. This Committee’s purpose is also to encourage and enhance communication among independent directors.

The current members of the Corporate Governance and Nominating Committee are Arthur Matin, Kathleen Earley, M. Alex White, George Kelly and William Luby, each of whom is independent within the meaning of Rule 4200(a)(15) of The Nasdaq Marketplace Rules. Mr. Luby acts as the chairman of the Corporate Governance and Nominating Committee. As set forth in the general guidelines established pursuant to its charter, the Corporate Governance and Nominating Committee strives for directors who will (a) bring to our board a variety of experience and backgrounds, (b) bring substantial senior management experience, financial expertise and such other skills that would enhance the board’s effectiveness, and (c) represent the balanced, best interests of our stockholders as a whole. In selecting nominees, the Corporate Governance and Nominating Committee assesses independence, character and integrity, potential conflicts of interest, experience, and the willingness to devote sufficient time to carrying out the responsibilities of a director. The Corporate Governance and Nominating Committee has the authority to retain a search firm to be used to identify director candidates and to approve the search firm’s fees and other retention terms.

The Corporate Governance and Nominating Committee will consider nominees for the board that are proposed by our stockholders. The same identifying and evaluating procedures will apply to all candidates for director nomination, including candidates submitted by stockholders. Any stockholder who wishes to recommend a prospective nominee for the Corporate Governance and Nominating Committee’s consideration may do so by providing the candidate’s name and qualifications in writing to Secretary, Switch & Data Facilities Company, Inc., 1715 North Westshore Boulevard, Suite 650, Tampa, Florida 33607. The Corporate Governance and Nominating Committee’s responsibilities are more fully set forth in a written charter that was adopted by the Corporate Governance and Nominating Committee and by the board.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee do not have any interlocking relationships as defined under SEC regulations.

COMPENSATION DISCUSSION AND ANALYSIS

Primary Objective of Compensation

Our executive compensation program is designed to attract, retain and motivate our executive officers in a manner that is tied to the achievement of our overall operating and financial goals. One of our primary goals is to increase our overall equity value. With this goal in mind, our compensation program provides our management with the incentive to increase our revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, we intend for our compensation program to (i) compensate our executives on a level that is competitive with companies comparable to us, (ii) align the economic interests of our executive officers as closely as possible with our stockholders, and (iii) maintain a level of internal consistency and equity by paying higher amounts of compensation to our more senior executive officers.

Specifically, our executive compensation program in 2006 consisted of two primary elements: base salary and annual cash performance bonuses (which are disclosed in the “Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” column). In addition, while we did not grant any stock option awards in 2006 due to our impending public offering, stock option awards have at times historically been an element of our compensation program, and we expect they will be an element of our post-offering compensation program as a public company. In addition to these primary elements, we have provided, and will continue to provide, our executive officers with certain benefits, such as healthcare plans, that are available to all employees.

We currently believe that it is in the best interests of our stockholders and our executive officers that our compensation program, and each of its elements, remain fairly simple and straightforward. This relative simplicity should reduce the time and cost involved in setting our compensation policies and calculating the payments under such policies, along with increasing the transparency of, and thus furthering our investors’ understanding of, such policies.

While our compensation committee reviews the total compensation paid to each of our executive officers, we view each element of our compensation program to be distinct. In other words, a significant amount of compensation paid to an executive in the form of one element will not necessarily cause us to reduce another element of the executive’s compensation. We determine the appropriate levels of our total compensation, and each compensation element, based on several factors, such as an informal benchmarking of our compensation levels to those paid by comparable companies, our overall performance, each individual executive officer’s performance, the desire to maintain internal equity and consistency among our executive officers and other considerations that we deem to be relevant. We have not currently adopted any formal or informal policy for allocating compensation between long-term and short-term, between cash and non-cash or among the different forms of non-cash compensation.

Currently, our compensation committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation elements and plans, and making any changes to such goals, objectives and plans. In addition, our compensation committee is responsible for evaluating the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for granting stock options to our executive officers and other employees and approving such stock option grants. Our compensation committee is expected to perform each of these tasks annually, and may, in its discretion, solicit the input of any of our executive officers, any of our other employees or any other independent consultant or advisor.

Compensation Components

Base Salary. The base salaries paid to our executive officers are established based on the scope of their responsibilities, taking into account the compensation paid by other companies with which we believe we compete for executives. Some of these base salaries are mandated by employment agreements with our executive officers (for a description of these agreements, please see the section below titled “Employment Agreements”). We believe that our base salaries are an important element of our executive compensation program because they provide our executive officers with a steady income stream that is not contingent upon our overall performance. We annually review our base salaries, and may adjust them from time to time based on market trends, along with the applicable executive officer’s responsibilities, performance and experience.

Annual Bonus. We utilize annual incentive cash bonuses to reward each of our named executive officers (except, as discussed below, William Roach) when we achieve certain company-level financial objectives and the applicable executive officer achieves certain individual performance objectives (each set of objectives is measured on an annual basis). Our company-level financial objectives involve our achievement of certain revenue and adjusted EBITDA target goals. Upon our achievement of these targets, (i) our bonus pool is funded, with the level of funding of the bonus pool dependent on our levels of revenue and adjusted EBITDA above those targets, and (ii) from this bonus pool, we pay each of our executive officers a bonus equal to a percentage of each of their respective annual salaries, with the percentages particular to each individual executive officer and also dependent on our levels of revenue and adjusted EBITDA. As disclosed in the footnote to the “Non-Equity Incentive Plan Compensation” column to the “Summary Compensation Table”, we are currently unable to calculate our 2006 cash bonuses, although a range of the amounts of these bonuses is disclosed in the “Grants of Plan Based Awards Table”.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

We feel it is more appropriate to tie the annual bonus of William Roach, our Senior Vice President of Sales, to his revenue-generating efforts rather than to the company-level financial objectives used to determine the bonus pool for our other named executive officers. For this reason, we pay him an annual sales commission rather than the bonus discussed above for other named executive officers. Unlike our other named executive officers, Mr. Roach’s sales commission “bonus” is included in the “Summary Compensation Table” under the “Salary” column rather than the “Non-Equity Incentive Plan Compensation” column.

Long-Term Incentive Program. In prior years, we have awarded certain equity grants to our executive officers, and we plan to continue to award equity grants in the future. We did not award any equity grants in 2006 due to our impending public offering. Our prior equity incentive plans, along with the plan that we expect to adopt in the near future, are described below. In connection with this offering and as part of 2007 compensation, we intend to grant stock options, which will vest ratably over four years based on continued employment, to our executives.

We believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership culture and closely align the interests of our executive officers and our stockholders. In addition, the vesting feature of our equity grants should aid officer retention because this feature provides an incentive to our executive officers to remain in our employ during the vesting period. In determining the size of equity grants to our executive officers, our compensation committee considers our company-level performance, the applicable executive officer’s performance, comparative share ownership of our competitors, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards and the recommendations of management and any other consultants or advisors that our compensation committee may choose to consult.

We currently do not have any formal plan requiring us to grant, or not to grant, equity compensation on specified dates. Because we have been a private company, we have not previously awarded equity grants in connection with the release, or the withholding, of material non-public information. After we become a public company, we intend to ensure that we do not award equity grants in connection with the release, or the withholding, of material non-public information, and that the grant value of all equity awards is equal to the fair market value on the date of grant.

We do not currently have any equity ownership guidelines for our executive officers.

2007 Stock Incentive Plan. Before completing this initial public offering, we plan to adopt a 2007 Stock Incentive Plan. Eligible participants in the 2007 Incentive Plan will include our employees, consultants and nonemployee directors. The 2007 Incentive Plan will provide for the granting of both incentive and nonqualified stock options, as well as restricted stock, stock appreciation rights and other stock-based awards. The 2007 Incentive Plan will have a total of 3,754,164 shares reserved for grant. Each outstanding award issued under the 2007 Incentive Plan will be subject to a time-based or performance-based vesting schedule determined at the time of grant. Generally, the exercise price of options granted under the 2007 Incentive Plan will be required to be at least equal to the fair market value of shares of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our stock, the exercise price of any incentive stock option granted will be required to equal at least 110% of the fair market value on the grant date and the maximum term of the option will be required to not exceed five years. The term of all other options under the 2007 Incentive Plan will be required to not exceed ten years.

Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans. Upon the consummation of our corporate reorganization, the outstanding options to purchase our predecessor’s common stock, which were granted under our predecessor’s 2001 Stock Incentive Plan, will be cancelled and will no longer be outstanding. Outstanding options granted under our predecessor’s 2003 Stock Incentive Plan to purchase our predecessor’s Series D-2 preferred stock will be replaced by new options under our 2007 Stock Incentive Plan to purchase our common stock on the same terms and conditions as were applicable under the predecessor stock option. The strike price and number of options will be modified only to maintain the fair value of the options before and after the modification. We may incur stock-based compensation expense related to these modified options, which will be accounted for under FAS 123(R).

Severance and Change of Control Arrangements. As discussed in more detail in the “Employment Agreements” section below, our executive officers are entitled to certain benefits upon the termination of their respective employment agreements. The severance agreements are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Other Compensation. Our executive officers currently are entitled to participate in our health, life and disability insurance plans and our 401(k) plan to the same extent that our employees are entitled to participate.

2006 Summary Compensation Table

The following table summarizes, for the fiscal year ended December 31, 2006, the compensation paid to or earned by our Chief Executive Officer, our Chief Financial Officer and our four other executive officers serving in such capacity as of December 31, 2006.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)		Option awards ($)	Non-Equity Incentive Plan Compensation ($) (1)	All Other Compensation ($)	Total ($)
Keith Olsen Director, CEO & President	2006	350,000		60,376	—	7,914	418,290	(2)
George Pollock, Jr. Senior Vice President & CFO	2006	219,615		3,672	—	7,675	230,962	(3)
William Roach Senior Vice President of Sales	2006	269,868	(4)	120,522	—	1,188	391,578
Ernest Sampera Senior Vice President of Marketing	2006	189,616		—	—	7,791	197,407	(5)
Charles Browning Vice President of Operations	2006	202,615		1,102	—	8,780	212,497	(6)
Ali Marashi Vice President of Engineering and Chief Information Officer	2006	200,000		—	—	162	200,162	(7)

(1)	The Company Bonus Plan is funded upon the achievement of certain levels of revenue and adjusted EBITDA. We are currently unable to provide the definitive amounts for this column (although a range of these amounts is disclosed in the “Grants of Plan Based Awards Table”) until we have finalized our financial information for 2006. Upon our final calculation of these amounts (which we currently expect to be determined by February 28, 2007), we will provide them in an amended Registration Statement filed at a later date, or if the Registration Statement has become effective prior to our making the final calculation of these amounts, in a Current Report on Form 8-K.
(2)	Assuming we reach the targets discussed in the “Grants of Plan Based Awards Table”, then the amount of the “Non-Equity Incentive Plan Compensation” column for Mr. Olsen will range from $200,000 to $400,000, and Mr. Olsen’s total compensation for 2006 will range from $618,290 to $818,290.
(3)	Assuming we reach the targets discussed in the “Grants of Plan Based Awards Table”, then the amount of the “Non-Equity Incentive Plan Compensation” column for Mr. Pollock will range from $110,000 to $220,000, and Mr. Pollock’s total compensation for 2006 will range from $340,962 to $450,962.
(4)	Includes $69,861 paid to Mr. Roach in the form of sales commissions.
(5)	Assuming we reach the targets discussed in the “Grants of Plan Based Awards Table”, then the amount of the “Non-Equity Incentive Plan Compensation” column for Mr. Sampera will range from $95,000 to $190,000, and Mr. Sampera’s total compensation for 2006 will range from $292,407 to $387,407.
(6)	Assuming we reach the targets discussed in the “Grants of Plan Based Awards Table”, then the amount of the “Non-Equity Incentive Plan Compensation” column for Mr. Browning will range from $101,500 to $203,000, and Mr. Browning’s total compensation for 2006 will range from $313,997 to $415,497.
(7)	Assuming we reach the targets discussed in the “Grants of Plan Based Awards Table”, then the amount of the “Non-Equity Incentive Plan Compensation” column for Mr. Marashi will range from $100,000 to $200,000, and Mr. Marashi’s total compensation for 2006 will range from $300,162 to $400,162.

GRANTS OF PLAN BASED AWARDS TABLE

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Keith Olsen Director, CEO & President	3/2/2006	—	200,000	400,000
George Pollock, Jr. Senior Vice President & CFO	3/2/2006	—	110,000	220,000
William Roach Senior Vice President of Sales	3/2/2006	—	—	—
Ernest Sampera Senior Vice President of Marketing	3/2/2006	—	95,000	190,000
Charles Browning Vice President of Operations	3/2/2006	—	101,500	203,000
Ali Marashi Vice President of Engineering and Chief Information Officer	3/2/2006	—	100,000	200,000

Our Non-Equity Incentive Plan is funded by our achievement of certain revenue and EBITDA goals. Revenue and EBITDA are each weighted 50%. If we reach 100% of both our revenue and EBITDA targets, then the bonus pool is funded at 100% of its budgeted amount. If our achievement, however, is above or below either of the revenue or EBITDA targets then the calculation of the bonus pool is based on a performance grid. For achievement above the targets, the bonus pool can be funded up to 200% of its budgeted amount. If our actual revenue is below 95% of the revenue target or if our actual EBITDA is below 90% of the EBITDA target, then the bonus pool will not be funded. For calendar year 2006, the pool will be 52% of target. No allocation of the pool for 2006 has yet been made.

Option Grants in Last Fiscal Year

There were no option grants to any executive officer during the fiscal year ended December 31, 2006.

Option Exercises and Year-End Option Values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2006. We have prepared this table as if our corporate reorganization had already occurred at the time that options were exercised and at the time the option grants were made.

OUTSTANDING EQUITY AWARDS AT

FISCAL YEAR END TABLE

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Keith Olsen Director, CEO & President	904,058	—	—		3.87	3/31/2014
George Pollock, Jr. Senior Vice President & CFO	—	—	—		—	—
William Roach Senior Vice President of Sales	—	—	62,589	(1)	0.01	11/17/2013
Ernest Sampera Senior Vice President of Marketing	80,471	—	62,589	((2)	3.87	7/21/2014
Charles Browning Vice President of Operations	—	—	—		—	—
Ali Marashi Vice President of Engineering and Chief Information Officer	—	—	—		—	—

(1)	These unvested options will vest in quarterly installments of 15,651 options, the next of which will be on February 17, 2007 and the last of which will be on November 17, 2007.
(2)	These unvested options will vest in quarterly installments of 8,941 options, the first of which occurred on January 21, 2007 and the last of which will be on July 21, 2008.

OPTION EXERCISES TABLE

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Keith Olsen Director, CEO & President	—	—
George Pollock, Jr. Senior Vice President & CFO	31,294	$468,770
William Roach Senior Vice President of Sales	125,178	$1,875,082
Ernest Sampera Senior Vice President of Marketing	—	—
Charles Browning Vice President of Operations	32,861	$492,236
Ali Marashi Vice President of Engineering and Chief Information Officer	—	—

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The compensation committee, may elect to adopt qualified or non-qualified defined benefit plans if the compensation committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)
Kathleen Earley	32,500	(1)
George Kelly	—
William Luby	—
Arthur Matin	35,000	(2)
Keith Olsen	—
M. Alex White	13,750	(3)

(1)	We paid our directors, other than Messrs. Kelly, Luby and Olsen, an annual fee of $30,000 pro-rated over the period from January 2006 through September 2006, and an annual fee of $40,000 pro-rated over the period from October 2006 through December 2006.

(2)	We paid our directors, other than Messrs. Kelly, Luby and Olsen, an annual fee of $30,000 pro-rated over the period from January 2006 through September 2006, and an annual fee of $40,000 pro-rated over the period from October 2006 through December 2006. In addition, we paid Mr. Matin an additional $2,500 for serving as the chairman of our Audit Committee from January 2006 to September 2006.

(3)	We paid our directors, other than Messrs. Kelly, Luby and Olsen, an annual fee of $30,000 pro-rated over the period from January 2006 through September 2006, and an annual fee of $40,000 pro-rated over the period from October 2006 through December 2006. Mr. White has served on our Board of Directors since October 2006. In addition, we paid Mr. White an additional $3,750 for serving as the chairman of our Audit Committee from October 2006 through December 2006.

Director Compensation

As of October 1, 2006, we pay an annual fee of $40,000 to the following directors: Kathleen Earley, M. Alex White and Arthur Matin. We currently do not pay an annual fee to our other directors: William Luby, George Kelly and Keith Olsen. Upon the closing of this offering, we will pay an annual fee of $40,000 to all of our non-employee directors which includes: Kathleen Earley, Arthur Matin, George Kelly, William Luby and M. Alex White. Additionally, the chairman of our Audit Committee will receive an additional annual fee of $15,000, and the chairpersons of our Compensation Committee and Corporate Governance and Nominating Committee will each receive an additional annual fee of $10,000. We will also reimburse our non-employee directors for reasonable expenses they incur in attending board or committee meetings. We have in the past granted directors options to purchase shares of our predecessor’s Series D-2 Preferred Stock. Upon the completion of this offering, we will grant options to purchase 5,000 shares of our common stock to each of our non-employee directors, and these options shall have an exercise price equal to the initial offering price and shall be immediately vested. Additionally, Ms. Earley, Mr. White and Mr. Matin will receive an additional grant of 25,000 options, with an exercise price equal to the initial offering price and vesting over a four year period, upon the completion of this offering.

Employment Agreements

On February 16, 2004, we entered into an employment agreement with Keith Olsen whereby Mr. Olsen agreed to serve as our President and Chief Executive Officer. The employment agreement had an initial term ending on December 31, 2006 and automatically extends for additional one-year terms unless either party provides written notice of termination at least 60 days prior to the expiration of the initial term of the agreement or any extension thereof. The employment agreement provides for an initial base salary of $350,000 per year subject to periodic review and may be increased, but not decreased, in our discretion. The employment agreement also provides that Mr. Olsen shall be eligible for an annual bonus targeted at $200,000, subject to our achievement of certain performance goals, and that he shall be entitled to receive or participate in our employee benefits plans, policies and arrangements, including fringe benefits, on a basis that is no less favorable than those provided to other senior executives. The employment agreement may be terminated by us with or without cause and by Mr. Olsen with or without good reason. Pursuant to the terms of the employment agreement, a change of control constitutes good reason. If the employment agreement is terminated for good reason by Mr. Olsen or without cause by us, Mr. Olsen will be entitled to receive: (i) his base salary for a period of twelve months after such termination, (ii) the amount of his prior year’s bonus, if any, in twelve equal monthly installments and (iii) as permitted by the applicable benefit plan or policy, a continuation of benefits that were in effect as of the termination of the agreement. The employment agreement further provides that if the employment agreement is terminated for good reason by Mr. Olsen or without cause by us, and if Mr. Olsen is not employed as a corporate officer with comparable compensation as of the first anniversary date of Mr. Olsen’s termination, Mr. Olsen shall be entitled to a special monthly compensation equal to one-twelfth of his base salary, beginning the thirteenth month following termination until the earlier of (i) Mr. Olsen finding comparable employment and (ii) the end of the 24th month following termination of employment. The employment agreement provides that, during his term of employment with us, and for a period of twelve months following any termination of employment with us, Mr. Olsen may not participate, directly or indirectly, in any capacity whatsoever, in any business in those states in which we are presently doing business or intend to do business within twelve months that is directly competitive with that conducted by us or our affiliates, except that Mr. Olsen shall not be prohibited from owning 5% or less of the equity securities of any publicly held competitive operation so long as he does not serve as an employee, officer, director or consultant to such business. In addition, Mr. Olsen may not solicit our employees or customers for a period of twelve months following the expiration or termination of his employment with us. Assuming Mr. Olsen’s employment was terminated without cause by us on December 31, 2006, and Mr. Olsen is employed as a corporate officer with comparable compensation as of the first anniversary date of Mr. Olsen’s termination, we would pay to Mr. Olsen (i) $350,000 over the twelve month period following the termination date, (ii) $141,000 (the amount of his 2005 annual bonus) in twelve equal monthly installments, and (iii) continue his health benefits over the twelve month period following the termination date, at a cost of $11,040. Assuming Mr. Olsen continued to not be employed as a corporate officer with comparable compensation, we would pay Mr. Olsen an additional $350,000 over the twelve month period following the first anniversary date of his termination.

Pursuant to the employment agreement and two incentive stock incentive agreements each dated February 16, 2004, we granted stock options to Mr. Olsen to purchase 126,389 shares of Series D-2 Preferred Stock, at an exercise price of $27.69 per share, pursuant to the 2003 Stock Incentive Plan. Upon the consummation of our corporate reorganization, outstanding options under our predecessor’s 2003 Stock Incentive Plan to purchase our predecessor’s Series D-2 Preferred Stock will be replaced by new options under our 2007 Stock Incentive Plan to purchase our common stock (for a further discussion of this conversion, please see the section titled “—Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans”). Therefore, under the terms of our 2007 Stock Incentive Plan and our impending corporate reorganization, Mr. Olsen currently possesses 904,058 vested stock options with an exercise price of $3.87 per share.

The options may be exercised only while Mr. Olsen is an employee and will terminate and cease to be exercisable upon Mr. Olsen’s employment terminating, with exceptions in the event of disability, death or termination not for cause. The options will also terminate if they are not exercised within 10 years from the grant of the options.

On June 14, 2004, we entered into an employment agreement with George Pollock, Jr. whereby Mr. Pollock agreed to serve as our Senior Vice President, Chief Financial Officer and Secretary. The employment agreement has an initial term ending on June 13, 2007 and automatically extends for additional one-year terms unless either party provides written notice of termination at least 45 days prior to the expiration of the initial term of the agreement or any extension thereof. The employment agreement provides for a base salary of $210,000 per year. The employment agreement also provides that Mr. Pollock shall be eligible for an annual bonus targeted at 50% of his base salary, subject to our achievement of certain performance goals. Mr. Pollock is also entitled to participate in our health benefit plan and 401(k) plan. The employment agreement may be terminated by us with or without cause and by Mr. Pollock for good reason at any time. Pursuant to the terms of the employment agreement, a change of control constitutes good reason. If the agreement is terminated for good reason by Mr. Pollock or without cause by us, Mr. Pollock will be entitled to receive his base salary over the twelve month period following the termination date plus the pro rated bonus amount for that calendar year plus medical insurance premiums for a period of twelve months after such termination. Assuming Mr. Pollock’s employment was terminated without cause by us on December 31, 2006, we would pay to Mr. Pollock (i) $210,000 over the twelve month period following the termination date, (ii) his 2006 annual bonus as determined pursuant to the section above titled “Compensation Discussion & Analysis—Compensation Components—Annual Bonus.”, and (iii) continuing health benefits over the twelve month period following the termination date, at a cost of $11,040.

We granted stock options to Mr. Pollock, pursuant to an incentive stock option agreement dated June 11, 2001, to purchase 100,000 shares of common stock at an exercise price of $4.90 per share, pursuant to the 2001 Stock Incentive Plan. These options vested on January 1, 2005. The options may be exercised only while Mr. Pollock is an employee and will terminate and cease to be exercisable upon Mr. Pollock’s employment terminating, with exceptions in the event of disability, death or termination not for cause. The options will also terminate if they are not exercised within 10 years from the grant of the options. To date, Mr. Pollock has not exercised any of his vested stock options that he received pursuant to the 2001 Stock Incentive Plan. See “—Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans” for information about treatment of these options in our corporate reorganization. In addition, we granted stock options to Mr. Pollock, pursuant to an incentive stock option agreement dated June 11, 2003, to purchase 35,000 shares of Series D-2 Preferred Stock at an exercise price of $0.01 per share, pursuant to the 2003 Stock Incentive Plan. All of these options vested on March 14, 2006. Mr. Pollock has exercised all of the vested stock options that he received pursuant to the 2003 Stock Incentive Plan.

On July 21, 2004, we entered into an employment agreement with Ernest Sampera whereby Mr. Sampera agreed to serve as our Senior Vice President of Marketing. The employment agreement had an initial term ending on July 19, 2006 and automatically extends for additional one-year terms unless either party provides written notice of termination at least 30 days prior to the expiration of the initial term of the agreement or any extension thereof. The employment agreement provides for a base salary of $180,000 per year. The employment agreement also provides that Mr. Sampera shall be eligible for an annual bonus targeted at 50% of his current base salary, subject to our achievement of certain performance goals. Mr. Sampera is also entitled to participate in our employee benefit plans. The employment agreement may be terminated by us with or without cause and by Mr. Sampera for good reason at any time. If the employment agreement is terminated for good reason by Mr. Sampera or without cause by us, Mr. Sampera will be entitled to receive his base salary for a period of twelve months after such termination plus the amount of the prior year’s bonus, if any, and, as permitted by the applicable benefit plan or policy, a continuation of benefits that were in effect as of the termination of the employment agreement. If Mr. Sampera is terminated without cause or for good reason upon a change of control, he shall be entitled to receive payment of his base salary over the twelve month period following the termination date plus his prior year’s bonus (if any)

in twelve equal monthly installments, as well a continuation of benefits for twelve months.

Assuming Mr. Sampera’s employment was terminated without cause by us on December 31, 2006, we would pay to Mr. Sampera (i) $180,000 over the twelve month period following the termination date, (ii) the amount of his 2005 annual bonus of $75,000 in twelve equal monthly installments, and (iii) continue his health benefits over the twelve month period following the termination date, at a cost of $11,040.

Pursuant to the employment agreement and an incentive stock option agreement dated July 21, 2004, we granted stock options to Mr. Sampera on July 21, 2004 to purchase 20,000 shares of Series D-2 Preferred Stock, at an exercise price of $27.69 per share, pursuant to the 2003 Stock Incentive Plan. Upon the consummation of our corporate reorganization, outstanding options under our predecessor’s 2003 Stock Incentive Plan to purchase our predecessor’s Series D-2 Preferred Stock will be replaced by new options under our 2007 Stock Incentive Plan to purchase our common stock (for a further discussion of this conversion, please see the section titled “—Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans”). Therefore, under the terms of our 2007 Stock Incentive Plan and our impending corporate reorganization, Mr. Sampera currently possesses 80,471 vested stock options with an exercise price of $3.87 per share, while an additional 62,589 options remained unvested as of October 21, 2006. The unvested options will vest in quarterly installments of 8,941 options, the first of which was on January 21, 2007 and the last of which will be on July 21, 2008.

The options may be exercised only while Mr. Sampera is an employee and will terminate and cease to be exercisable upon Mr. Sampera’s employment terminating, with exceptions in the event of disability, death or termination not for cause. The options will also terminate if they are not exercised within 10 years from the grant of the options. To date, Mr. Sampera has not exercised any of his vested stock options that he received pursuant to the 2003 Stock Incentive Plan. See “—Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans” for information about treatment of these options in our corporate reorganization.

The employment agreements for Messrs. Pollock and Sampera provide that during their term of employment with us and for a period of twelve months following any termination of employment with us, neither Mr. Pollock nor Mr. Sampera may participate anywhere in the United States, directly or indirectly, in any capacity whatsoever, in any business that is competitive with that conducted by us, except that Messrs. Pollock and Sampera shall not be prohibited from owning 1% or less of the equity securities of any publicly held competitive operation so long as they do not serve as an employee, officer, director or consultant to such business. In addition, Messrs. Pollock and Sampera may not solicit our employees or customers for a period of twelve months following the expiration or termination of their employment with us.

We entered into an employment agreement with William Roach effective as of July 1, 2006. The employment agreement has a stated term ending on December 31, 2007 and shall automatically be extended for a period of one year unless either party gives written notice to the other party on or before December 1 of the preceding year. The employment agreement provides that during the term, Mr. Roach shall be entitled to a base salary of $16,667 per month plus variable compensation based upon management objectives and invoiced revenues. The employment agreement also provides that Mr. Roach shall not be entitled to a bonus unless he is specifically included by the Board in a particular bonus program. Mr. Roach is also entitled to participate in our employee benefit plans as may be in effect from time to time for other similarly situated employees, including vacations and sick leave. The employment agreement may be terminated by us with or without cause and by Mr. Roach for good reason at any time during the term of the agreement. If the employment agreement is terminated for good reason by Mr. Roach or without cause by us, Mr. Roach shall be entitled to receive his base salary for a period of six months after such termination. Assuming Mr. Roach’s employment was terminated without cause by us on December 31, 2006, we would pay $100,000 to Mr. Roach over the six month period following the termination date.

Pursuant to an incentive stock option agreement dated November 17, 2003, we granted stock options to Mr. Roach to purchase 35,000 shares of Series D-2 Preferred Stock, at an exercise price of $0.01 per share, pursuant to the 2003 Stock Incentive Plan. Upon the consummation of our corporate reorganization, outstanding options under our predecessor’s 2003 Stock Incentive Plan to purchase our predecessor’s Series D-2 Preferred Stock will be replaced by new options under our 2007 Stock Incentive Plan to purchase our common stock (for a further discussion of this conversion, please see the section titled “—Treatment of Outstanding Options under Predecessor’s 2001 and 2003 Stock Incentive Plans”). Therefore, under the terms of our 2007 Stock Incentive Plan and our impending corporate reorganization, Mr. Roach currently possesses 62,589 vested options, at an exercise price of $0.01 per share, which will vest in quarterly installments of 15,651 options, the next of which will be on February 17, 2007 and the last of which will be on November 17, 2007.

The options may be exercised only while Mr. Roach is an employee and will terminate and cease to be exercisable upon Mr. Roach’s employment terminating, with exceptions in the event of disability, death or termination not for cause. The options will also terminate if they are not exercised within 10 years from the grant of the options.

On August 8, 2005, we extended, and Ali Marashi accepted, an offer of employment whereby Mr. Marashi agreed to serve as our Vice President, Engineering/CIO. Pursuant to the terms of the offer, Mr. Marashi is entitled to a base salary of $200,000 per year, payable bi-weekly, and is eligible for an annual bonus targeted at 50% of his annual base salary. Mr. Marashi is also entitled to participate in our health benefit plan and 401(k) plan. The employment offer letter is silent as to the term of the arrangement and the circumstances under which employment may be terminated.

In addition, in the offer letter to Mr. Marashi dated August 8, 2005, we agreed to grant, at an unspecified future date, 10,500 options to Mr. Marashi at an exercise price equal to the fair market value on the date of the grant. When granted, the options are to be exercisable ratably over a four-year period. The details of the options are to be contained in an option agreement to be entered into in connection with such grant. To date, no option agreement has been prepared or executed. We intend to grant the options and enter into a formal option agreement evidencing the grant on a future date.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock before and after the completion of this offering, after giving effect to our corporate reorganization, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The numbers of shares and percentages set forth on the table below are based upon an assumed initial public offering price of $15 per share, the mid-point of the range on the cover of this prospectus. As described in the footnotes to the table, the number of shares received by each stockholder in our corporate reorganization will vary based on the actual initial public offering price. See “Certain Relationships and Related Party Transactions—Our Corporate Reorganization.”

A total of 2,666,667 shares of our common stock will be sold by the selling stockholders in this offering (4,416,667 if the underwriters exercise their overallotment option in full). As described in the footnotes to the table below, The CapStreet Group, Seaport Capital and Tudor Ventures will collectively sell between approximately 1,993,566 shares and 2,666,667 shares of our common stock (assuming the underwriters do not exercise their overallotment option), which is between 75% and 100% of the total shares that will be sold by the selling stockholders. Other stockholders will sell the remainder of the 2,666,667 shares. Other stockholders who have provided information to us confirming that they will be selling stockholders have been included in the table below. The identity of the remainder of the selling stockholders and number of shares to be sold by each of these selling stockholders is not yet known, but we do not expect the number of shares to be sold by any such selling stockholder to exceed 1% of the total number of shares being sold in this offering.

Unless otherwise indicated, the address of each stockholder is Switch & Data Facilities Company, Inc., 1715 North Westshore Boulevard, Suite 650, Tampa, Florida 33607.

	Shares Beneficially Owned Before the Offering (1)		Shares Being Offered(3)	Shares Beneficially Owned After the Offering(1)
Name	Number	Percent(2)		Number	Percent
Keith Olsen(4)	904,058	4%	—	904,058	3%
William Luby(5)(6)	6,810,097	27%
George Pollock, Jr.	250,354	1%	—	250,354	*
William Roach	203,416	*	—	203,416	*
Charles Browning	75,106	*	—	75,106	*
George Kelly(7)(8)	8,521,364	34%
Kathleen Earley(9)	69,556	*	—	69,556	*
Arthur Matin(10)	69,556	*	—	69,556	*
M. Alex White(11)	5,000	*	—	5,000	*
Ali Marashi	—	—	—	—	—
Ernest Sampera(12)	89,412	*	—	89,412	*
All directors and executive officers as a group (11 persons)	16,997,919	66%
The CapStreet Group(7)(13)	8,516,364	34%
Seaport Capital(5)(14)	6,805,097	27%
Tudor Ventures(15)(16)	2,057,841	8%
Jeff Christman(17)	1,869	*
Daniel Lavin(18)	13,568	*
Robert Marmon(19)	376,286	2%
John A. Pendergrast(20)	934	*
The Peter Rieman and Deborah Rieman Living Trust Agreement(21)	478,423	2%
Marc Shapiro(22)	19,089	*

*	less than 1%.

(1)	If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of the date of this prospectus, we treat the shares of common stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder. The shares shown in the table will be issued in our corporate reorganization in exchange for shares of capital stock of our predecessor, Switch & Data Facilities Company, Inc. Our board of directors has authorized a pool of options to purchase 1,313,957 shares of common stock that will be allocated to our employees and non-employee directors by our Compensation Committee immediately prior to this offering. Such options will be granted with an exercise price equal to the public offering price. A total of 25,000 of such options that will be allocated to non-employee directors are treated as outstanding because they will be exercisable within 60 days of the date of this prospectus. Although the total number of 24,787,475 shares to be issued in the reorganization is fixed, the relative numbers to be issued with respect to each class of stock will be determined in part based upon the initial public offering price. Consequently, if that price is other than $15.00, the midpoint of the range on the cover of this prospectus, the number of shares owned by each stockholder in the above table will change, but we do not expect the change to be material. See “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

(2)	The percentage of beneficial ownership prior to the completion of this offering is based on 24,787,475 shares of common stock outstanding as of September 30, 2006, after giving effect to our corporate reorganization, and any shares of common stock subject to options of a particular stockholder that are currently exercisable or will be exercisable within 60 days.

(3)	Assumes no exercise of the underwriters’ over-allotment option to purchase 1,750,000 shares of common stock. If the underwriters exercise their over-allotment option, the CapStreet Group, Seaport Capital and Tudor Ventures will sell , and additional shares, respectively, and will beneficially own %, % and % of our common stock, respectively, after this offering. Other selling stockholders will also sell additional shares if the underwriters exercise their over-allotment option.

(4)	Includes 904,058 options that are exercisable within 60 days of the date of this prospectus.

(5)

The “Shares Beneficially Owned Before the Offering” by “Seaport Capital” include 4,011,196 shares (16.2%) owned of record by Seaport Capital Partners II, L.P. (“Seaport Partners”), 84,880 shares (0.3%) owned of record by Seaport

Investments, LLC (“Seaport Investments”), 2,070,343 shares (8.4%) owned of record by CEA Capital Partners USA, LP (“CEA”) and 638,679 shares (2.6%) owned of record by CEA Capital Partners USA CI, LP (“CEA CI”). The “Shares Being Offered” include              shares for Seaport Partners,                  shares for Seaport Investments,              shares for CEA and                  shares for CEA CI. The “Shares Beneficially Owned After the Offering” include              shares (        %) owned of record by Seaport Partners,                  shares (        %) owned of record by Seaport Investments,                  shares (        %) owned of record by CEA and              shares (        %) owned of record by CEA CI. The general partner of Seaport Partners is CEA Investment Partners II, LLC. CEA Investment Partners II, LLC is controlled by Seaport Associates, LLC, which is controlled by William Luby. Seaport Investments is controlled by Mr. Luby. CEA and CEA CI are each controlled by Seaport Capital LLC per the terms of contractual agreements with affiliates of CEA and CEA CI. Seaport Capital LLC is controlled by Mr. Luby. Mr. Luby disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Each entity has an address of c/o Seaport Capital, 199 Water Street, 20th Floor, New York, NY 10038.

(6)	Includes 5,000 options that are exercisable within 60 days of the date of this prospectus.

(7)	The “Shares Beneficially Owned Before the Offering” by “The CapStreet Group” include 6,015,426 shares (24.3%) owned of record by CapStreet II, L.P. (“CapStreet II”), 736,672 shares (3.0%) owned of record by CapStreet Parallel II, L.P. (“CapStreet Parallel”) and 1,763,683 shares (7.1%) owned of record by CapStreet Co-Investment II-A, L.P. (“CapStreet Co-Investment” and collectively with CapStreet Parallel, the “CapStreet Entities”). The “Shares Being Offered” include shares for CapStreet II, shares for CapStreet Parallel and shares for CapStreet Co-Investment. The “Shares Beneficially Owned After the Offering” include shares ( %) owned of record by CapStreet II, shares ( %) owned of record by CapStreet Parallel and shares ( %) owned of record by CapStreet Co-Investment. The CapStreet Group, LLC, is (i) the general partner of CapStreet GP, II, L.P. which is the general partner of CapStreet II, and (ii) the general partner of each of the CapStreet Entities. Mr. Kelly, as a Managing Director of The CapStreet Group, LLC, may be deemed to be the beneficial owner of these shares. Mr. Kelly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Each entity has an address of 600 Travis Street, Suite 6110, Houston, Texas 77002.

(8)	Includes 5,000 options that are exercisable within 60 days of the date of this prospectus.

(9)	Includes 69,556 options that are exercisable within 60 days of the date of this prospectus.

(10)	Includes 69,556 options that are exercisable within 60 days of the date of this prospectus.

(11)	Includes 5,000 options that are exercisable within 60 days of the date of this prospectus.

(12)	Includes 89,412 options that are exercisable within 60 days of the date of this prospectus.

(13)	Assuming an initial public offering price at the midpoint of the range set forth on the cover of this prospectus, we expect The CapStreet Group to sell a minimum of approximately 976,906 shares of common stock and a maximum of approximately 1,482,255 shares of common stock in this offering, and, as a result, will beneficially own between approximately 7,034,109 (or 21%) and 7,539,458 (or 22%) shares of our common stock after this offering. The number of shares that will be sold by The CapStreet Group is dependent upon the number of shares of common stock requested to be sold by our other stockholders, which is not currently known, as well as the initial public offering price. The minimum and maximum number of shares set forth in this footnote (17) do not include shares that may be sold by The CapStreet Group in the event that the underwriters exercise their over-allotment option as described in footnote (3).

(14)	Assuming an initial public offering price at the midpoint of the range set forth on the cover of this prospectus, we expect Seaport Capital to sell a minimum of approximately 780,607 shares of common stock and a maximum of approximately 1,184,412 shares of common stock in this offering, and, as a result, will beneficially own between approximately 5,620,685 (or 17%) and 6,024,490 (or 18%) shares of our common stock after this offering. The number of shares that will be sold by Seaport Capital is dependent upon the number of shares of common stock requested to be sold by our other stockholders, which is not currently known, as well as the initial public offering price. The minimum and maximum number of shares set forth in this footnote (18) do not include shares that may be sold by Seaport Capital in the event that the underwriters exercise their over-allotment option as described in footnote (3).

(15)	The “Shares Beneficially Owned Before the Offering” by “Tudor Ventures” include 1,852,336 shares (7.5%) owned of record by Tudor Ventures II L.P. (“Ventures”), 204,575 shares (0.8%) owned of record by The Raptor Global Portfolio Ltd. (“Raptor”) and 929 shares (0.0%) owned of record by The Altar Rock Fund L.P. (“Altar”). The “Shares Being Offered” include shares for Ventures, shares for Raptor and shares for Altar. The “Shares Beneficially Owned After the Offering” include shares ( %) owned of record by Ventures, shares ( %) owned of record by Raptor and shares ( %) owned of record by Altar. Tudor Investment Corporation (“TIC”) is the investment adviser to Ventures and Raptor and is also the general partner of Altar. Paul Tudor Jones, II (“Jones”) is the controlling stockholder of TIC. Each of TIC and Jones disclaims beneficial ownership of the shares owned by Ventures, Raptor and Altar, except to the extent of their pecuniary interest therein. Each entity has an address of c/o Tudor Investment Corporation, 50 Rowes Warf, 6th Floor, Boston, MA 02110.

(16)	Assuming an initial public offering price at the midpoint of the range set forth on the cover of this prospectus, we expect Tudor Ventures to sell a minimum of approximately 236,053 shares of common stock and a maximum of approximately 315,754 shares of common stock in this offering, and, as a result, will beneficially own between approximately 1,742,087 (or 5%) and 1,821,788 (or 6%) shares of our common stock after this offering. The number of shares that will be sold by Tudor Ventures is dependent upon the number of shares of common stock requested to be sold by our other stockholders, which is not currently known as well as the initial public offering price. The minimum and maximum number of shares set forth in this footnote, (20) do not include shares that may be sold by Seaport Capital in the event that the underwriters exercise their over-allotment option as described in footnote (3).

(17)	The address for this stockholder is 3411 Richmond Avenue, Suite 750, Houston, TX 77046.

(18)	The address for this stockholder is 1177 6th Avenue, New York, NY 10036.

(19)	The address for this stockholder is 339 North Latches Lane, Merion Station, PA 19066.

(20)	The address for this stockholder is c/o Legg Mason Wood Walker Inc., 1111 Bagby, Suite 1400, Houston, TX 77002.

(21)	The address for this stockholder is 3500 Woodside Road, Woodside, CA 94062.

(22)	The address for this stockholder is c/o Chase Manhattan Bank, 270 Park Avenue, 9th Floor, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

Switch & Data Facilities Company, Inc. currently has nine classes of capital stock outstanding—Common Stock; Series B Common Stock; Series A Special Junior Stock; Series B Special Junior Stock; Series C Special Junior Stock; Series B Convertible Preferred Stock; Series C Redeemable Preferred Stock; Series D-1 Preferred Stock; and Series D-2 Preferred Stock. These classes generally differ with respect to their relative priority to distributions and other rights. Each class of capital stock has voting rights, other than Series C Redeemable Preferred Stock. The Series A Special Junior Stock, Series B Special Junior Stock and Series C Special Junior Stock were issued to certain employees pursuant to compensation arrangements established by the board of directors of Switch & Data Facilities Company, Inc. Before we complete this offering, we will complete a series of transactions to reorganize our corporate structure and to terminate or amend agreements with or among our existing stockholders. These transactions are as follows:

•	Switch & Data Facilities Company, Inc., a Delaware corporation that is currently the parent holding company that indirectly owns all of the entities through which we operate our business, will be merged into a newly formed, wholly owned Delaware corporation named Switch and Data, Inc. This corporation will be the surviving corporation of the merger, which will be effective immediately prior to the closing of this offering. In connection with the merger, Switch and Data, Inc. will change its name to Switch & Data Facilities Company, Inc. Stockholders of our predecessor, Switch & Data Facilities Company, Inc., will receive an aggregate of 24,787,475 shares of common stock of Switch and Data, Inc. in exchange for their shares of capital stock of Switch & Data Facilities Company, Inc. The number of shares into which shares of each class of stock of our predecessor, Switch & Data Facilities Company, Inc., will be converted in the merger will depend, in part, on the value of Switch & Data Facilities Company, Inc. at the time of the merger, which will be determined in part by reference to the initial public offering price of our shares of common stock. The public offering price will not affect the aggregate number of shares into which the shares will be converted. Consequently, the relative ownership of our common stock as reflected in the table under “Principal and Selling Stockholders” is subject to change based on the final initial public offering price of our shares of common stock. Shares of our common stock will be allocated as follows:

	Conversion based on an offering price of
	$14.00	$15.00	$16.00
• Series D-1 Preferred Stock	15,110,672	15,110,672	15,110,672
• Series D-2 Preferred Stock	1,540,287	1,540,287	1,540,287
• Series C Redeemable Preferred Stock	2,902,978	2,709,446	2,540,106
• Series B Convertible Preferred Stock	5,233,538	5,427,070	5,596,410
• Common Stock	—	—	—
• Series B Common Stock	—	—	—
• Series A Special Junior Stock	—	—	—
• Series B Special Junior Stock	—	—	—
• Series C Special Junior Stock	—	—	—

Total	24,787,475	24,787,475	24,787,475

The allocations above approximate the manner in which our assets would be distributed to stockholders in liquidation as provided in the Certificate of Incorporation of our predecessor, Switch & Data Facilities Company, Inc.

The investors agreement under which existing stockholders of our predecessor, Switch & Data Facilities Company, Inc. have first offer rights, tag along rights, preemptive rights, and the right to elect directors, and which contains certain restrictions on our operations, will be amended such that only certain registration rights will remain in effect, as described further below in this prospectus under “Shares Eligible for Future Sale—Amended and Restated Investors Agreement.”

George Kelly, William Luby, George Pollock, Jr., William Roach and Charles Browning, each of whom is either an officer or director, are either direct or beneficial owners of the capital stock of our predecessor and will be entitled, in their capacities as either direct or beneficial owners, to vote, along with other stockholders of our predecessor, for or against the corporate reorganization. Such officers and directors will receive, either directly or beneficially, in the aggregate, 15,834,687 shares of our common stock in exchange for their shares of capital stock of our predecessor (based on an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus). Any outstanding options held by any of our officers and directors to purchase our predecessor’s common stock which were granted under our predecessor’s 2001 Stock Incentive Plan, will be cancelled and will no longer be outstanding. Outstanding options held by any of our officers and directors granted under our predecessor’s 2003 Stock Incentive Plan to purchase our predecessor’s Series D-2 preferred stock will be replaced by new options under our 2007 Stock Incentive Plan to purchase our common stock on the same terms and conditions as were applicable under the predecessor stock option.

DESCRIPTION OF CAPITAL STOCK

The following summarizes important provisions of our capital stock and describes the material provisions of our amended and restated certificate of incorporation and by-laws, each of which will be in effect upon the closing of this offering. This summary is qualified by our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

On the closing of this offering, our authorized capital stock will consist of 200 million shares of common stock, $0.0001 par value per share, and 25 million shares of preferred stock, $0.0001 par value per share. The following is a summary description of our capital stock. Our amended and restated certificate of incorporation and by-laws, to be effective upon the closing of this offering, provide further information about our capital stock.

Common Stock

Immediately following our corporate reorganization, there will be 24,787,475 shares of common stock outstanding, held of record by approximately 144 stockholders. There will be 33,787,475 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public in this offering.

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. In the event of the liquidation, dissolution or winding up of Switch & Data, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

On the closing of this offering, 25 million shares of preferred stock will be authorized and no shares will be outstanding. Our board of directors has the authority, without stockholder approval, to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Switch & Data without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Amended and Restated Certificate of

Incorporation, Amended and Restated By-laws and Delaware Law

Provisions of our amended and restated certificate of incorporation and by-laws are intended to enhance continuity and stability in our board of directors and in our policies, but may have the effect of delaying or preventing a change in control and making it more difficult to remove incumbent management, even if such transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

Classified Board

Pursuant to our amended and restated certificate of incorporation, we will have a staggered board of directors. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of stockholders, the term of the second class of directors expires at our 2008 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at the meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

Authority to Issue Preferred Stock

Our amended and restated certificate of incorporation authorizes the board of directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the board of directors which may prevent a takeover.

Other Provisions of Our Certificate of Incorporation and By-Laws

Our amended and restated certificate of incorporation also provides that directors may only be removed for cause and upon the affirmative vote of 80% of the voting interest of stockholders entitled to vote. Pursuant to our amended and restated by-laws, and except as otherwise required by law, stockholders do not have a right to call special meetings. The amended and restated by-laws also contain advance notice requirements by stockholders for director nominations and actions to be taken at annual meetings. These provisions of the amended and restated certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of Switch & Data.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Switch & Data. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Law

Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover law applicable to us, restricts certain business combinations with interested stockholders in certain situations. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Limitation of Liability and Indemnity

Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our amended and restated certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

To the maximum extent permitted by law, our amended and restated by-laws provide for mandatory indemnification of directors and officers and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents for expenses incurred by them as a result of indemnifiable claims.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Nasdaq Global Market

We have applied for the listing of our common stock on The Nasdaq Global Market under the symbol “SDXC”.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 33,787,475 shares of our common stock assuming no exercise of outstanding options. Of these shares, the 11,666,667 (13,416,667 if the underwriters exercise their over-allotment option) shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). The remaining 22,120,808 (20,370,808 if the underwriters exercise their over-allotment option) shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Of these remaining securities:

•	a portion of shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this registration statement pursuant to Rule 144 in the event our stockholders are entitled to tack their respective holding periods of sales of stock of our predecessor; however, we do not currently expect that our stockholders will be able to tack their respective holding periods and, as a result, these stockholders are not expected to be able to rely on Rule 144 for sales for a period of at least one year following the completion of our corporate reorganization;

•	additional shares which are not subject to the 180-day lock-up period described below may be sold pursuant to Rule 144 beginning 90 days after the effective date of this offering in the event our stockholders are entitled to tack their respective holding periods of shares of stock of our predecessor; however, we do not currently expect that our stockholders will be able to tack their respective holding periods and, as a result, these stockholders are not expected to be able to rely on Rule 144 for sales for a period of at least one year following the completion of our corporate reorganization;

•	the majority of the shares subject to the lock-up period described below may be sold pursuant to Rule 144 upon expiration of such 180-day lock-up period (subject to extension in certain circumstances) in the event our stockholders are entitled to tack their respective holding periods of our predecessor; however, we do not currently expect that our stockholders will be able to tack their respective holding periods and, as a result, these stockholders are not expected to be able to rely on Rule 144 for sales for a period of at least one year following the completion of our corporate reorganization; and

•	additional shares may be sold pursuant to Rule 701 beginning 90 days after the effective date of this registration statement (or, if applicable, upon expiration of the 180-day lock-up period (subject to extension in certain circumstances) described below) in the event shares received in our corporate reorganization in exchange for shares received from our predecessor by employees, consultants or advisors in connection with a qualified compensatory plan or other written agreement are eligible for resale in reliance on Rule 701; however, these stockholders may not be able to rely on Rule 701 for sales of these shares and, as a result, these shares would be eligible for future sale as described in one of the prior three bullets, as applicable.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 337,875 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We do not currently expect that our stockholders will be able to tack their respective holding periods of shares of stock of our predecessor and, as a result, these stockholders are not expected to be able to rely on Rule 144 for sales for a period of at least one year following the completion of our corporate reorganization.

Rule 144(k)

Shares of our common stock not held by our affiliates during the 90 days preceding the date of this prospectus may be sold immediately upon the completion of this offering pursuant to Rule 144(k) in the event our stockholders are entitled to tack their respective holding periods shares of stock of our predecessor, Switch & Data Facilities Company, Inc. However, we do not currently expect that our stockholders will be able to tack their respective holding periods, and as a result, will not be able to be made pursuant to Rule 144(k) until two years following the completion of our corporate reorganization. In general, under Rule 144(k), a person may sell shares of common stock acquired from us without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that is permitted to be tacked pursuant to Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who received shares from us in connection with a qualified compensatory stock plan or other written agreement would be eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with many of the restrictions, including the holding period, contained in Rule 144. Our “affiliates,” as that term is defined in Rule 144, would be able to resell these shares under Rule 701 without compliance with the holding period contained in Rule 144, but would have to comply with certain other restrictions, including the volume limitations, included in Rule 144. Shares received in our corporate reorganization in exchange for shares received from our predecessor by employees, consultants or advisors in connection with a qualified compensatory stock plan or other written agreement may not be eligible for resale in reliance on Rule 701. As a result, these stockholders may not be able to rely on Rule 701 and, in order to sell such shares in the public market would need to either register such sale or qualify for an exemption under Rule 144 or Rule 144(k) as described above. We do not currently intend to request a “no action” letter or other interpretation from the Securities and Exchange Commission regarding the eligibility of Rule 701 following our corporate reorganization.

Lock-Up Agreements

Our officers, directors and other existing stockholders and option holders beneficially owning an aggregate of more than 75% of our common stock following our corporate reorganization have signed lock-up agreements under which they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is one to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Deutsche Bank Securities Inc. and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Deutsche Bank Securities Inc. and Jefferies & Company, Inc. waive, in writing, such an extension. Any securities acquired by our officers, directors and stockholders in the open market are not subject to these “lock-up” restrictions. In addition, transfers or dispositions by our officers, directors and stockholders can be made prior to the expiration of the “lock-up” period:

•	to family members; and

•	to any trust;

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement and no filing by any party (donor, donors transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made after the expiration of the “lock-up” period).

Amended and Restated Investors Agreement

We intend to enter into a fifth amended and restated investors agreement, which will become effective upon completion of this offering, with certain of our existing stockholders. The holders of our predecessor’s Series D-1 Preferred Stock that are party to the fifth amended and restated investors agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act, at any time following expiration of the lock-up period described above under “—Lock-up Agreements”. In addition, if we propose to register any of our capital stock under the Securities Act, holders of our predecessor’s Series D-1 Preferred Stock, Series C Redeemable Preferred Stock and Series B Convertible Preferred Stock will be entitled to customary “piggyback” registration rights which will entitle such stockholders to include their shares of common stock in a registration of our securities for sale by us or by other security holders. The registration rights provided for under the fifth amended and restated investors agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Stock Options

As of the closing of this offering, options to purchase a total of 2,679,339 shares of common stock will be outstanding under the 2007 Stock Incentive Plan, of which options to purchase 1,289,797 shares will be exercisable. Upon the closing of this offering, we intend to file a registration statement to register for resale the 5,119,546 shares of common stock reserved for issuance under the 2007 Stock Incentive Plan. That registration statement will automatically become effective upon filing. Upon the expiration of the lock-up agreements described above, at least 1,349,738 shares of common stock will be subject to vested options. Accordingly, shares issued upon the exercise of stock options granted under the 2007 Stock Incentive Plan, which are being registered under that registration statement, will, giving effect to vesting provisions and, with respect to our “affiliates” as that term is defined in Rule 144, in accordance with the applicable restrictions, including volume limitations contained in Rule 144, be eligible for resale in the public market from time to time immediately after the lock-up agreements referred to above expire.

Effect of Sales of Shares

Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock that may be relevant to holders who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is a U.S. person. A U.S. person means a person that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, entity taxable as a corporation, or partnership created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

The term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. person.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we suggest that you consult your tax advisor.

Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

Dividends

Any dividend on our common stock paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be included in income by a U.S. holder of common stock when received. Any such dividend will be eligible for the dividends-received deduction, if received by a qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends-received deduction.

Legislation enacted in 2003 reduces to 15% the maximum U.S. federal income tax rate for certain dividends received by individuals, so long as certain holding period requirements are met. Unless continuing legislation is enacted, dividends received by individuals after December 31, 2010 will not benefit from this reduction in U.S. federal income tax rates and will thereafter be taxed as ordinary income subject to the U.S. holder’s applicable federal income tax rate.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s adjusted tax basis in the common stock. Legislation enacted in 2003 also generally reduces to 15% the maximum U.S. federal income tax rate on capital gains recognized by individuals on the sale, exchange or other disposition of our common stock held for more than one year. The deductibility of capital losses is subject to limitations. Unless continuing legislation is enacted, sales, exchanges or other dispositions of our common stock by individuals after December 31, 2010 will not benefit from this reduction in U.S. Federal income tax rates.

Information Reporting and Backup Withholding Tax

In general, payments made to a U.S. holder on or with respect to our common stock will be subject to information reporting. Certain U.S. holders may be subject to backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) on payments made on or with respect to our common stock if such U.S. holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

Non-U.S. Holders

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (a) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (“IRS”) documentation, or (b) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (a) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (b) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States or (c) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be) and certain other conditions are met. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

Information reporting may apply to payments made to a non-U.S. holder on or with respect to our common stock. Backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
CIBC World Markets Corp.
RBC Capital Markets Corporation
Raymond James & Associates, Inc.
Lazard Capital Markets LLC
Merriman Curhan Ford & Co.

Total	11,666,667

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders, will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholder	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We and our officers, our directors, the selling stockholders and certain other existing stockholders and option holders, who together will own an aggregate of more than 75% of our common stock following our corporate reorganization, have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Deutsche Bank Securities Inc. and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Deutsche Bank Securities Inc. and Jefferies & Company, Inc waive, in writing, such an extension. Deutsche Bank Securities Inc. and Jefferies & Company, Inc. have advised us that they have no present intent to waive the 180 day lock-up period and that they will only release shares of our common stock subject to a lock-up agreement in circumstances to be determined on a case by case basis. Deutsche Bank Securities Inc. and Jefferies & Company, Inc. will consider such factors as the likelihood of a material market effect from the sale of released shares, the market price for the shares relative to the original offering price, the hardship of any person requesting a waiver and the desirability of fostering an orderly market for the shares when considering requests to release shares from lock-up agreements.

Any securities acquired by our officers, directors and stockholders in the open market are not subject to these “lock-up” restrictions. In addition, transfers or dispositions by our officers, directors and stockholders can be made prior to the expiration of the “lock-up” period to family members and to any trust, in each case so long as the transferee of such shares agrees to be bound by the lock-up restriction and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made after the expiration of the “lock-up” period).

The underwriters have reserved for sale at the initial public offering price up to 583,334 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters and the qualified independent underwriter, in its capacity as qualified independent underwriter, against liabilities under the Securities Act, or contribute to payments that the underwriters or the qualified independent underwriter, in its capacity as qualified independent underwriter, may be required to make in that respect.

We have applied to list our common stock on The Nasdaq Global Market.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders, the underwriters and the qualified independent underwriter, in its capacity as qualified independent underwriter. Among the factors considered in determining the initial public offering price were the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, comparable sales, market prices of our securities and certain financial and operating information of companies engaged in activities similar to those of our company.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the company; and

(b) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Investors in Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Werpaper-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to this offering. In particular, each underwriters severally represents, warrants and agrees that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with this offering.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, an affiliate of Deutsche Bank Securities Inc. is an agent and lender under our existing credit facilities and certain other underwriters or their affiliates are or may become lenders under our existing credit facilities and, as such, will receive a portion of the proceeds of this initial public offering. In addition, certain of the underwriters and their affiliates have minority interests in certain of the selling stockholders in this offering. As a result of these payments and interests, underwriters or their affiliates may receive more than 10% of the net proceeds in this offering, not including underwriting compensation, and may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the National Association of Securities Dealers, Inc. Jefferies & Company, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Lazard Freres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Holland & Knight LLP, Tampa, Florida. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements of Switch & Data Facilities Company, Inc. as of December 31, 2004 and 2005 and September 30, 2006, and for each of the three years in the period ended December 31, 2005 and the nine months ended September 30, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The balance sheet of Switch and Data, Inc., as of July 31, 2006 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.switchanddata.com as soon as practicable after filing such documents with the SEC. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included here only as an inactive technical reference.

You can also read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Switch & Data Facilities Company, Inc.

Report of Independent Registered Certified Public Accounting Firm	F-2

Financial Statements

Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006	F-3

Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006	F-4

Consolidated Statements of Stockholders’ Deficit and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006	F-7

Notes to Consolidated Financial Statements	F-8

Schedule II: Valuation and Qualifying Accounts for the years ended December 31, 2003, 2004 and 2005	F-39

Switch and Data, Inc.

Report of Independent Registered Certified Public Accounting Firm	F-40

Financial Statements

Balance Sheet	F-41

Notes to Financial Statement	F-42

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Switch & Data Facilities Company, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Switch & Data Facilities Company, Inc. and its subsidiaries at December 31, 2004 and 2005 and September 30, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 and the nine month period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

        Tampa, Florida

December 19, 2006

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004, December 31, 2005

and September 30, 2006

In Thousands, Except Per Share Amounts

	December 31,		September 30, 2006	Pro forma Switch and Data, Inc. September 30, 2006
	2004	2005
				(unaudited) (NOTE 1)
Assets
Current assets
Cash and cash equivalents	$13,707	$10,417	$4,027	$4,027
Accounts receivable, net of allowance for bad debts of approximately $419, $736 and $513, respectively	5,625	6,927	8,007	8,007
Prepaids and other assets	1,291	1,070	1,464	1,464

Total current assets	20,623	18,414	13,498	13,498
Property and equipment, net	66,717	64,763	66,543	66,543
Derivative asset	—	101	524	524
Goodwill	26,273	36,023	36,023	36,023
Other intangible assets, net	33,911	38,231	32,121	32,121
Other long-term assets, net	4,726	5,690	6,864	6,864

Total assets	$152,250	$163,222	$155,573	$155,573

Liabilities, Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable and accrued expenses	$11,083	$15,345	$15,457	$15,457
Current portion of unearned revenue	1,188	1,064	1,563	1,563
Current portion of deferred rent	162	230	317	317
Current portion of customer security deposits	929	916	886	886
Current portion of long-term debt	11,588	781	2,375	2,375

Total current liabilities	24,950	18,336	20,598	20,598
Derivative liability	39	8	—	—
Unearned revenue, less current portion	528	560	746	746
Deferred rent, less current portion	6,611	8,596	9,906	9,906
Customer security deposits, less current portion	401	282	194	194
Long-term debt, less current portion	57,712	144,156	142,375	142,375

Total liabilities	90,241	171,938	173,819	173,819
Series D redeemable preferred stock, $0.0001 par value, 33 shares authorized, issued and outstanding at December 31, 2004, 12% cumulative preference, $39,998 liquidation preference at December 31, 2004	39,052	—	—	—
Series C redeemable preferred stock, $0.0001 par value, 32,609 shares authorized, issued and outstanding, 12.5% cumulative preference, $51,898, $38,492 and $39,921 liquidation preference at December 31, 2004 and 2005 and September 30, 2006, respectively; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	14,376	14,376	14,376	—
Series B convertible preferred stock, $0.0001 par value, 22,100 shares authorized, issued and outstanding, 8% cumulative preference, $153,757, $166,268 and $176,322 liquidation preference at December 31, 2004 and 2005 and September 30, 2006, respectively; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	153,447	166,268	176,322	—

Commitments and contingencies
Stockholders’ deficit
Common stock, $0.0001 par value, authorized 50,000 shares; issued and outstanding 42,569 shares as of December 31, 2004 and 2005 and 42,295 shares as of September 30, 2006; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	4	4	4	—
Common stock of Switch and Data, Inc., $0.0001 par value, authorized 200,000 shares; no shares issued and outstanding as of September 30, 2006; 24,787 shares outstanding as of September 30, 2006 pro forma (unaudited)	—	—	—	3
Series B common stock, $0.0001 par value, authorized 65,217 shares; issued and outstanding 65,217 shares as of December 31, 2004 and 2005 and September 30, 2006; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	7	7	7	—
Special junior stock, $0.0001 par value, authorized 6,902 shares; issued and outstanding 1,191 shares as of December 31, 2004 and 2005 and September 30, 2006; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	—	—	—	—
Series D-1 preferred stock, $0.0001 par value, authorized 325 shares; issued and outstanding 325 shares as of December 31, 2004 and 2005 and September 30, 2006; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	—	—	—	—
Series D-2 preferred stock, $0.0001 par value, authorized 3,250 shares; issued and outstanding 119 shares, 156 shares and 198 shares as of December 31, 2004 and 2005 and September 30, 2006; no shares issued and outstanding as of September 30, 2006 pro forma (unaudited)	2	2	5	—
Preferred stock of Switch and Data, Inc., $0.0001 par value, authorized 25,000 shares; no shares issued and outstanding as of September 30, 2006	—	—	—	—
Unearned stock compensation	(506)	(403)	(201)	(201)
Additional paid in capital	—	—	—	190,711
Accumulated deficit	(144,992)	(189,721)	(209,834)	(209,834)
Accumulated other comprehensive income	619	751	1,075	1,075

Total stockholders’ deficit	(144,866)	(189,360)	(208,944)	(18,246)

Total liabilities, preferred stock and stockholders’ deficit	$152,250	$163,222	$155,573	$155,573

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

In Thousands, Except Per Share Amounts

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenues	$69,840	$91,449	$105,414	$78,668	$82,549

Costs and operating expenses:
Cost of revenues, exclusive of depreciation and amortization	32,333	43,652	54,800	39,954	45,207
Sales and marketing	6,883	10,765	9,846	7,305	9,223
General and administrative	7,090	9,768	9,568	6,235	7,907
Depreciation and amortization	18,509	27,705	30,206	24,184	17,379
Lease litigation settlement	—	6,629	—	—	—
Asset impairment	—	1,015	2,140	2,140	2,193

Total costs and operating expenses	64,815	99,534	106,560	79,818	81,909

Operating income (loss)	5,025	(8,085)	(1,146)	(1,150)	640

Interest income	121	140	106	89	71
Interest expense	(3,573)	(5,374)	(9,356)	(6,066)	(10,764)
Loss from debt extinguishment	(342)	(409)	(769)	—	—
Other income (expense), net	78	(192)	166	(7)	(6)

Income (loss) from continuing operations before minority interest and income taxes	1,309	(13,920)	(10,999)	(7,134)	(10,059)
Minority interest in net income of consolidated partnership	(2,052)	(380)	—	—	—
Provision for income taxes	(80)	(63)	(69)	(140)	—

Loss from continuing operations	(823)	(14,363)	(11,068)	(7,274)	(10,059)
Income (loss) from discontinued operations	(2,331)	891	(206)	(168)	—

Net loss	(3,154)	(13,472)	(11,274)	(7,442)	(10,059)

Preferred stock accretions and dividends	(15,120)	(16,938)	(33,691)	(13,482)	(10,054)

Net loss, attributable to common stockholders	$(18,274)	$(30,410)	$(44,965)	$(20,924)	$(20,113)

Income (loss) per share—basic and diluted:
Continuing operations, attributable to common stockholders	$(0.15)	$(0.29)	$(0.42)	$(0.19)	$(0.19)
Discontinued operations	$(0.02)	$0.01	$(0.00)	$(0.00)	$—

Net loss, attributable to common stockholders	$(0.17)	$(0.28)	$(0.42)	$(0.19)	$(0.19)

Weighted average shares outstanding	107,787	107,787	107,787	107,787	107,554
Pro forma (unaudited) loss per share—basic and diluted (NOTE 1):
Continuing operations			$(0.46)		$(0.41)
Discontinued operations			$(0.01)		$—

Net loss			$(0.47)		$(0.41)

Pro forma weighted average shares outstanding, basic			24,260		24,548

The accompanying notes are an integral part of these consolidated financial statements.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2006

In Thousands, Except Per Share Amounts

	Common Stock		Series B Common Stock		Special Junior Stock		Series D-1 and D-2 Preferred Stock		Additional Paid-In Capital	Unearned Comp- ensation	Accumulated Other Compre- hensive Income	Accumul- ated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Units	Amount	Units	Amount	Units	Amount
Balance as of January 1, 2003	42,569	$4	65,217	$7	1,191	$—	—	$—	$26,062	$—	$67	$(123,317)	$(97,177)
Accretion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	(11,654)	—	—	—	(11,654)
Accretion of Series D redeemable preferred stock	—	—	—	—	—	—	—	—	(3,466)	—	—	—	(3,466)
Issuance of Series D-1 and D-2 preferred shares	—	—	—	—	—	—	334	$—	—	—	—	—	—
Issuance of stock options, net of forfeitures	—	—	—	—	—	—	—	—	976	(976)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	209	—	—	209
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,154)	(3,154)
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—

Comprehensive loss													(3,154)

Balance as of December 31, 2003	42,569	$4	65,217	$7	1,191	$—	334	$—	$11,918	$(767)	$67	$(126,471)	$(115,242)
Accretion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	(7,199)	—	—	(5,020)	(12,219)
Accretion of Series D redeemable preferred stock	—	—	—	—	—	—	—	—	(4,719)	—	—	—	(4,719)
Issuance of Series D-2 preferred shares	—	—	—	—	—	—	110	2	—	—	—	—	2
Stock option forfeitures	—	—	—	—	—	—	—	—	—	29	—	(29)	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	232	—	—	232
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	(13,472)	(13,472)
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	552	—	552

Comprehensive loss													(12,920)

Balance as of December 31, 2004	42,569	$4	65,217	$7	1,191	$—	444	$2	—	$(506)	$619	$(144,992)	$(144,866)

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2006

In Thousands, Except Per Share Amounts

	Common Stock		Series B Common Stock		Special Junior Stock		Series D-1 and D-2 Preferred Stock		Additional Paid-In Capital	Unearned Comp- ensation	Accumulated Other Compre- hensive Income	Accumul- ated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2004	42,569	$4	65,217	$7	1,191	$—	444	$2	$—	$(506)	$619	$(144,992)	(144,866)
Accretion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(12,821)	(12,821)
Accretion of Series D redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	(4,870)	(4,870)
Issuance of Series D-2 preferred shares	—	—	—	—	—	—	37	—	—	—	—	—	—
Issuance of stock options, net of forfeitures	—	—	—	—	—	—	—	—	—	(236)	—	236	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	339	—	—	339
Accretion of series C preference payment	—	—	—	—	—	—	—	—		—	—	(16,000)	(16,000)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,274)	(11,274)
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	132	—	132

Comprehensive loss													(11,142)

Balance as of December 31, 2005	42,569	$4	65,217	$7	1,191	$—	481	$2	$—	$(403)	$751	$(189,721)	$(189,360)
Accretion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(10,054)	(10,054)
Issuance of Series D-2 preferred shares	—	—	—	—	—	—	42	3	—	—	—	—	3
Stock compensation	—	—	—	—	—	—	—	—	—	202	—	—	202
Purchase and retirement of stock	(274)	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	—	—	(10,059)	(10,059)
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	324	—	324

Comprehensive loss													(9,735)

Balance as of September 30, 2006	42,295	$4	65,217	$7	1,191	$—	523	$5	$—	$(201)	$1,075	$(209,834)	$(208,944)

The accompanying notes are an integral part of these financial statements.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from operating activities
Net loss	$(3,154)	$(13,472)	$(11,274)	$(7,442)	$(10,059)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	17,457	21,032	21,521	17,630	11,379
Amortization of debt issuance costs	863	989	1,100	881	630
Amortization of other intangible assets	1,386	6,673	8,686	6,553	6,000
Minority interest in net income of consolidated partnership	2,052	380	—	—	—
Stock compensation expense	209	232	339	265	202
Realized gain on foreign currency	—	—	(68)	(24)	—
Loss on debt extinguishment	342	409	769	—	—
Provision for bad debts	537	555	1,483	363	889
Deferred rent	675	1,579	1,943	1,495	1,376
Change in fair value of derivative asset and derivative liability	(127)	(248)	(131)	(78)	(431)
Asset impairment	—	1,015	2,140	2,140	2,193
Loss on disposal of fixed assets	1,231	21	99	6	181
Changes in operating assets and liabilities, net of acquired amounts
(Increase) decrease in accounts receivable	(933)	(1,433)	(1,468)	642	(1,943)
(Increase) decrease in prepaids and other assets	72	(212)	222	(93)	(393)
(Increase) decrease in other long-term assets	453	(254)	301	(387)	12
Increase (decrease) in accounts payable, accrued expenses and other liabilities	569	2,075	484	(581)	613
Increase (decrease) in unearned revenue	(907)	(1,696)	(813)	(679)	672

Net cash provided by operating activities	20,725	17,645	25,333	20,691	11,321

Cash flows from investing activities
Purchase of property and equipment	(5,539)	(11,791)	(16,996)	(12,568)	(17,006)
Proceeds from sale of property and equipment	576	—	—	—	236
Acquisitions, net of cash acquired	(40,742)	(26,839)	(24,520)	(24,520)	—
Decrease in restricted cash	1,105	100	—	—	—

Net cash used in investing activities	(44,600)	(38,530)	(41,516)	(37,088)	(16,770)

Cash flows from financing activities
Principal payments under short-term debt	—	(3,776)	—	—	—
Principal payments under long-term debt	(4,500)	(38,034)	(91,363)	(13,663)	(188)
Proceeds from long-term debt	5,000	70,000	167,000	22,000	—
Proceeds from issuance and sale of Series D redeemable and Series D-1 preferred stock, net of issuance costs	43,904	(190)	—	—	3
Repurchase of Series D redeemable preferred stock	(12,740)	—	(43,922)	—	—
Payment of Series C redeemable preferred stock liquidation preference	—	—	(16,000)	—	—
Distributions to minority interest holders in consolidated partnership	(2,381)	(585)	—	—	—
Principal payments under capital lease	(132)	—	—	—	—
Public offering costs	—	—	—	—	(636)
Debt issuance costs	(452)	(3,486)	(2,840)	(50)	(137)

Net cash provided by (used in) financing activities	28,699	23,929	12,875	8,287	(958)

Net increase (decrease) in cash and cash equivalents	4,824	3,044	(3,308)	(8,110)	(6,407)
Effect of exchange rate changes on cash	1	(1)	18	21	17
Cash and cash equivalents
Beginning of the period	5,839	10,664	13,707	13,707	10,417

End of the period	$10,664	$13,707	$10,417	$5,618	$4,027

Supplemental disclosure of cash flow information
Cash paid for interest	$2,862	$4,393	$7,098	$4,975	$11,019
Cash paid for taxes	$—	$—	$88	$—	$14

Supplemental schedule of non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$965	$658	$3,537	$817	$1,993
Issuance of note payable for acquisition	$—	$3,776	$—	—	—
Issuance of note payable for accreted dividends on preferred stock	$106	$—	$—	—	—
Liabilities assumed in connection with acquisitions	$206	$1,895	$1,456	$1,456	—
Public offering costs included in accounts payable	$—	$—	$—	$—	$1,042

The accompanying notes are an integral part of these financial statements.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

1.    Organization

Description of Business

Switch & Data Facilities Company, Inc. and Subsidiaries (hereafter “the Company”) was incorporated in Delaware in March 2000. The initial parent company, Switch & Data Facilities Company, LLC (“LLC”), was formed in March of 1998 as a Delaware Limited Liability Company. In March 2000, the members of the LLC exchanged their interests for shares in the Company. The Company is a leading provider of network neutral interconnection and colocation services primarily to Internet dependent businesses including telecommunications carriers, Internet service providers, online content providers and enterprises. As of September 30, 2006, the Company provides services through 34 facilities in 23 markets.

Reorganization Merger (Unaudited)

Immediately prior to the effectiveness of the Registration Statement, a reorganization merger will occur whereby Switch & Data Facilities Company, Inc. will merge with and into its wholly owned subsidiary Switch and Data, Inc. Upon such merger, the holders of Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series C Redeemable Preferred Stock and Series B Convertible Preferred Stock of Switch & Data Facilities Company, Inc. will receive common shares in Switch and Data Inc. equal to their respective liquidation preferences contemplated by the Fourth Amended and Restated Investors Agreement dated March 13, 2003, as amended. Holders of Series D-2 Preferred Stock Options of Switch & Data Facilities Company, Inc. are expected to receive common stock options of Switch and Data, Inc. of equal fair value at the date of the merger. The existing Common Stock, Series B Common Stock, Special Junior Stock and common stock options of Switch & Data Facilities Company, Inc. are expected to be cancelled by operation of the merger agreement and holders of those instruments are not expected to receive any consideration for their ownership interests.

The merger will be reflected in the accompanying financial statements as a fair value exchange at the date of the merger with the difference between the fair value of the equity instruments and their respective book values being recorded as a deemed dividend. The estimated fair value of the shares issued of $388,644 results in $3 par value of common stock and $388,641 of additional paid-in capital. The difference between the fair value of the shares issued the respective book values of the preferred shares has been recorded as a deemed dividend to the preferred shareholders of $197,930, resulting in net additional paid-in capital of $190,711. The unaudited pro forma information in the accompanying balance sheets and statements of operations assumes the consummation of the merger agreement as described.

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares giving retroactive effect to any changes in the Company’s capital structure in connection with the reorganization merger discussed above which includes: i) the conversion of the outstanding preferred stock into common stock of the surviving corporation in the merger; ii) the elimination of accretion and dividends on existing preferred shares; and iii) the cancellation of the shares of existing common stock.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Switch & Data Facilities Company, Inc., its wholly owned subsidiaries and a controlled partnership. The partnership was consolidated by the Company because it exercised unilateral control over the activities of the partnership pursuant to the terms of the partnership agreement. The Company purchased all minority ownership interests in the partnership in February 2004. All significant intercompany balances and transactions were eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Property and Equipment

Property and equipment are stated at original cost. The Company commences depreciation when the assets are placed in service. Equipment and furniture are depreciated on a straight-line basis over their estimated useful life of five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the related lease (including renewal periods which are reasonably assured) or the estimated life of the asset. Expenditures for improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings. Repairs and maintenance are expensed when incurred. Prepaid maintenance contracts for property and equipment are amortized over the appropriate service period.

Capitalization of Interest

The Company capitalizes interest on projects that qualify for interest capitalization under Statement of Financial Accounting Standards No. 34, Capitalization of Interest Costs, as amended (“FAS 34”). Capitalized interest is included within construction in progress and is depreciated over the useful life of the assets once the project is complete.

Goodwill, Intangible Assets and Other Long-Term Assets

Goodwill represents the purchase price, including acquisition related costs, in excess of the fair values of identifiable tangible and intangible acquired assets and liabilities in business combinations accounted for as purchases. The Company accounts for its goodwill and other intangible assets under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). Under FAS 142 goodwill is not amortized, but it is tested for impairment at least annually. Each year, during the third quarter, the Company tests for impairment of goodwill according to a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of each facility using the present value of future cash flows approach. If the carrying amount exceeds the fair value, the second step of

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the facility in the first step less the fair values of all other net tangible and intangible assets of the facility. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. Goodwill of a facility is also tested for impairment, between annual tests, if an event occurs or circumstances change that would more likely than not reduce the fair value of a facility below its carrying value. The Company completed its review of goodwill reported for each facility during each of 2003, 2004, 2005 and 2006, and no impairment was recorded.

Other intangible assets consist of contract-based and customer-based assets recorded through acquisitions or other purchases and are unique to the acquired facility. These assets are amortized using the straight-line method over the shorter of their estimated periods of benefit or the lease term of the acquired facility, ranging from two to twelve years. No residual value is estimated for these assets. Assets are reevaluated whenever circumstances indicate that revised estimates of useful lives or impairment may be warranted.

Other long-term assets consist of security deposits, costs related to the issuance of debt, and public offering costs. Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the life of the related debt. Public offering costs will be offset against the gross proceeds of the offering.

Impairment of Long-Lived Assets

The Company reviews all long-lived assets, which consist primarily of property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. Impairment is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Derivative Financial Instruments

Derivative instruments are recorded in the balance sheet as either assets or liabilities, measured at fair value. Changes in fair value are recognized in earnings. The Company utilizes interest rate derivatives to convert a portion of its floating rate debt to fixed rate debt and did not qualify to apply hedge accounting. The interest rate differentials to be paid or received under such derivatives and the changes in the fair value of the instruments are recognized over the life of the agreements are recorded as adjustments to interest expense. The principle objectives of the derivative instruments are to minimize the risks and reduce the expenses associated with financing activities. The Company does not use financial instruments for trading purposes.

Customer Security Deposits

The Company collects security deposits from certain customers based on a credit review of the customer. Security deposits are classified as short term when the underlying customer contract is scheduled to renew within the next twelve months or the customer contract has a month to month term.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders’ deficit in other comprehensive income.

Stock-Based Compensation

On January 1, 2006, the Company adopted the provisions for stock-based compensation required by Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment (“FAS 123R”). The Company is required to utilize the prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of FAS 123R, stock-based compensation cost is measured at the grant date for all stock-based awards made to employees and directors based on the fair value of the award using an option-pricing model and is recognized as expense over the requisite service period, which is generally the vesting period.

Prior to the adoption of FAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”). The total intrinsic value of stock options exercised during the nine months ended September 30, 2006 was approximately $1,717. As of September 30, 2006, there was approximately $201 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock based compensation plans; that cost is to be recognized over a weighted average period of less than one year.

Stock-based awards to non-employees are accounted for under the provisions of Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

The Company currently uses the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards is based on number of complex assumptions. These assumptions include the fair value of the underlying stock, the expected term of options, the risk-free interest rate and expected dividends. If factors change and the Company employs different assumptions for estimating stock-based compensation expense in future periods or if it decides to use a different valuation model in the future, the expense in future periods may differ significantly from what the Company has recorded in the current period, which could materially affect its operating results, net income or loss and net income or loss per share.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

Through December 31, 2005, the fair value of each option grant was based on the minimum value method with the following assumptions used for options granted during the years ended December 31, 2003, 2004 and 2005:

	For the years ended December 31,
	2003	2004	2005

Risk-free interest rate	2.62%	4.00%	No grants
Expected life of the options	4 years	7.25 years	No grants
Expected stock price volatility	—	—	No grants
Expected dividend yield	None	None	No grants

The weighted-average estimated fair value of stock options granted was $3.09 per share for the year ended December 31, 2003 and $6.20 per share for the year ended December 31, 2004. No options were granted in 2005 or in the first nine months of 2006.

Redeemable and Convertible Preferred Stock

The Company has issued various classes of preferred stock. The carrying value of the Series B Convertible Preferred Stock and the Series D Redeemable Preferred Stock (the Series D Stock was redeemed on October 13, 2005) are increased by periodic accretions so that the carrying amounts will equal the redemption amount at the redemption date, which is determined pursuant to various agreements underlying the Company’s share issuances. Since the Series C Preferred shares do not become redeemable until a liquidation event occurs, the Company does not periodically accrete the cumulative dividends on these shares. The Company made a $16,000 preference payment to the holders of the Series C Preferred Stock on October 13, 2005 and concurrently recorded the accretion to such date. The accreted amounts are recorded to additional paid-in capital or accumulated deficit.

Earnings Per Share

The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share (“FAS 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). Under the provisions of FAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders, including both net loss and dividends on preferred instruments, for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the number of common and potential common shares outstanding during the period. During any period when they would be anti-dilutive, potential common shares are not considered in the computations.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

Revenue Recognition

The Company generates recurring revenue from providing interconnection and colocation services. More than 90% of its revenues are provided from these recurring revenues. The Company’s remaining revenues are nonrecurring and consist of technical support and installation services.

Colocation services are governed by the terms and conditions of a master service agreement. Customers typically execute agreements for one to three year terms. The Company bills customers on a monthly or quarterly basis and recognizes the revenue on a straight line basis over the life of the agreement. Installation services for such long-term agreements, defined as greater than one month, are recognized on a straight-line basis over the life of the agreement, which the Company believes approximates the term of the customer relationship.

Interconnection services are generally provided on either a month-to-month or one year term under an arrangement separate from those services provided under colocation services. Port services are typically sold on a one year term and revenue is recognized in a manner similar to colocation services. Cross connect services are typically sold on a month-to-month basis. These interconnection services are considered as a separate earnings process that is provided and completed on a month-to-month basis. The Company bills customers on a monthly basis and recognizes the revenue in the period the service is provided. Installation service revenue for these cross connect services is recognized in the period when the installation is complete. The earning process from cross connect installation is culminated in the month the installation is complete.

Technical support services are provided on a time and materials basis and are billed and recognized in the period provided. Cash advances are recorded as unearned revenue in the consolidated balance sheets and are recognized in the period the services are provided.

The Company guarantees certain service levels, such as uptime, as outlined in customer contracts. To the extent these service levels are not achieved, the Company reduces revenue for any credits given to the customer. There have been no significant service level credits recorded in the periods presented.

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. The Company regularly assesses collectibility of accounts receivable from customers based on a number of factors, including prior history with the customer and the credit status of the customer. If the Company determines that collection of revenue from a customer is not reasonably assured, the Company does not recognize revenue until collection becomes reasonably assured, which is generally upon receipt of cash. The Company also maintains an allowance for doubtful accounts for accounts receivable for which management believes such receivables are uncollectible. Management analyzes accounts receivable, bankruptcy filings, historical bad debts, customer credit-worthiness and changes in customer payment patterns when evaluating revenue recognition and the adequacy of the Company’s reserves. A specific bad debt reserve is accrued for specifically identifiable receivables that become uncollectible. A general reserve is established for all other accounts based on the age of the invoices. Delinquent account balances are written-off after a determination that the likelihood of collection is not probable.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end using enacted tax rates in effect for the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is expected to more likely than not be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Advertising, Promotion and Marketing Expenses

All costs associated with advertising, promotion and marketing are expensed when the related activities occur. Advertising, promotion and marketing expenses for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 were approximately $400, $812, $837, $591 (unaudited), and $740 respectively, and are included in sales and marketing expenses.

Lease Expense

Lease expense for the Company’s real estate leases, which generally have escalating lease payments over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in Statement of Financial Accounting Standards No. 13, Accounting for Leases. Certain leases include renewal options that, at the inception of the lease, are considered reasonably assured of being renewed. The lease term begins when the Company has the right to control the use of the leased property, which is typically before lease payments are due under the terms of the lease. The difference between the expense recorded in the consolidated statements of operations and the amount paid is recorded as deferred rent and is included in the consolidated balance sheets.

Segment Information

The Company manages its business as one reportable segment. Although the Company provides colocation services in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics among all markets, including the nature of the services provided and the type of customers purchasing such services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Concentrations of Credit Risk

Concentrations of credit risk generally arise from accounts receivable and cash balances. The Company provides interconnection and colocation services to customers ranging in size from small entrepreneurial entities to national and international corporations. The Company’s facilities are located throughout the United States of America and in Toronto, Ontario, which management believes provides diversification with respect to the Company’s exposure to economic risks in any particular location.

The Company attempts to limit its credit risk associated with cash and cash equivalents by keeping deposits in major financial institutions. Management believes the financial institutions that hold the Company’s cash balances are financially stable and, therefore, minimal credit risk exists with respect to these cash balances. At period-end, cash balances were in excess of Federal Deposit Insurance Corporation (FDIC) insured limits.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable net of the allowance for doubtful accounts, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value due to their short-term nature.

The fair value of long-term debt is estimated based on the current rates offered to the Company for similar debt. Due to the variable nature of the interest rates, the carrying amounts of the Company’s long-term debt approximate fair value. The fair value of financial hedge instruments are stated at their estimated fair value based on market prices from brokers for those or similar instruments.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“FAS 154”). The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. FAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (2) correction of errors in previously reported financial statements should be termed a “restatement.” FAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

In June 2005, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (“EITF 05-6”). This guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are reasonably assured at the date of the business combination or asset purchase. The guidance is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact that the adoption of FIN 48 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

3.    Acquisitions

On January 1, 2005, the Company purchased all of the outstanding stock of LayerOne, Inc. (“LayerOne”), which operated three colocation facilities in the United States. The purchase price was approximately $25,976, net of cash received, assumed liabilities of $1,456 and expenses of the transaction of $563. Approximately $1,250 of the purchase price was placed in an escrow account for future contingencies. The weighted average amortization period of the amortizable intangible assets acquired is approximately 10.9 years. The purchase price was allocated to property and equipment, other tangible assets, contract-based and customer-based intangible assets and goodwill based on their estimated fair value pursuant to the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). Goodwill is associated with the value of network density and the acquired workforce. No deduction for tax purposes is expected for the goodwill associated with the acquisition of LayerOne. The transaction was financed as a term loan drawn under the amended bank credit facility and with cash on hand.

On March 11, 2004, the Company purchased all of the outstanding stock of RACO Group, Inc. (“RACO”), which operated four colocation facilities in the United States and Canada. The purchase price was approximately $14,511, net of cash received, assumed liabilities of $1,259 and expenses of the transaction of $187. The weighted average amortization period of the amortizable intangible assets acquired is approximately 5.6 years. The purchase price was allocated to property and equipment, other tangible assets and contract-based and customer-based intangible assets based on their estimated fair value pursuant to the provisions of FAS 141. No goodwill was recorded as a result of this acquisition. The transaction was financed as a part of the term loan drawn under the amended bank credit facility, with the balance from existing working capital.

On February 28, 2004, the Company purchased all of the limited partnership interests in Switch & Data Facilities Site Two, LP (“Site Two”). Site Two was already included in the consolidated financial statements of the Company. The purchase price was approximately $13,200. There were no expenses capitalized in connection with this transaction. The purchase price in excess of the minority interest of approximately $10,715 was allocated to customer-based intangible assets based on the estimated fair value pursuant to the provisions of FAS 141. The amortization period of the amortizable intangible assets acquired is 4 years. No goodwill was recorded as a result of this acquisition. The transaction was financed as a part of the term loan drawn under the amended bank credit facility, with the balance from existing working capital.

On January 15, 2004, the Company purchased all of the outstanding stock of Meridian Telesis, Inc. (“Meridian”), a colocation facility in Philadelphia. The purchase price was approximately $4,799, which included a $3,776 note payable, $100 cash consideration, assumed liabilities of approximately $636 and expenses of the transaction of $287. The weighted average amortization period of the amortizable intangible assets acquired is approximately 6 years. The purchase price was allocated to property and equipment, other tangible assets and contract-based and customer-based intangible assets based on their estimated fair value pursuant to the provisions of FAS 141. No goodwill was recorded as a result of this acquisition. Subsequent to the transaction, a $5,000 term loan drawn under the expanded bank credit facility satisfied the existing note payable.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

On March 31, 2003, the Company purchased the assets and assumed certain liabilities of PAIX.net, Inc. (“PAIX”), including six internet exchanges. The total purchase price was approximately $42,448, which includes assumed liabilities of approximately $206 and expenses of the transaction of approximately $1,842. Approximately $1,500 of the total purchase price was paid during 2002 as a deposit, with the remainder paid in 2003. The purchase price was allocated to property and equipment, other tangible assets and contract-based and customer-based intangible assets based on their estimated fair value pursuant to the provisions of FAS 141. No goodwill was recorded as a result of this acquisition. The transaction was financed through the issuance of $32,500 of new preferred stock and a $5,000 term loan drawn under the expanded bank credit facility, with the balance from existing working capital.

Acquired assets and liabilities are as follows:

	PAIX.net, Inc.	Meridian Telesis, Inc.	RACO Group, Inc.	LayerOne, Inc.
Cash	$—	$—	$435	$1,198
Accounts receivable	2,031	57	1,127	1,300
Security deposits	341	—	101	69
Property and equipment	23,308	2,485	1,596	1,819
Intangible assets	16,768	2,220	11,650	13,038
Goodwill	—	—	—	9,750
Other assets	—	37	37	—
Accounts payable and accrued expenses	(206)	(41)	(230)	(697)
Deferred revenues	—	(432)	(798)	(759)
Security deposits	—	(163)	(89)	—
Other liabilities	—	—	(142)	—

Net assets acquired	$42,242	$4,163	$13,687	$25,718

The results of LayerOne, RACO, Meridian and PAIX have been included in the consolidated financial statements since their respective acquisition dates. The following unaudited pro forma financial information of the Company for the twelve months ended December 31, 2004 is presented as if the acquisitions of LayerOne and RACO had occurred as of January 1, 2004. The following unaudited pro forma financial information of the Company for the twelve months ended December 31, 2003 is presented as if the acquisitions of RACO, Meridian and PAIX had occurred as of January 1, 2003. The unaudited pro forma information is provided for informational purposes only. These pro forma results are based upon the respective historical financial statements of the respective companies, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company. This pro forma information does not necessarily reflect the results of operations if the business had been managed by the Company during these periods and is not indicative of results that may be obtained in the future.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The pro forma combined results are as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004
	(unaudited)	(unaudited)
Revenue	$85,572	$100,378
Income (loss) from continuing operations	$(3,873)	$(16,565)
Net loss	$(6,203)	$(15,673)
Net loss, attributable to common stockholders	$(21,323)	$(32,611)
Basic and diluted loss per share attributable to common stockholders	$(0.20)	$(0.30)

4.    Property and Equipment, Net

Property and equipment consisted of the following:

	December 31,		September 30,
	2004	2005	2006
Equipment	$62,832	$70,379	$74,715
Leasehold improvements	70,072	76,557	90,194
Furniture	1,007	1,563	1,540
Construction in progress	356	5,270	201

	134,267	153,769	166,650
Less: accumulated depreciation	(67,550)	(89,006)	(100,107)

	$66,717	$64,763	$66,543

During 2004, 2005 and 2006 the Company determined that property and equipment in certain facilities was impaired. Asset impairment charges, based on the fair value of the asset group impaired, of approximately $0, $1,015 and $2,140 for the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $2,140 (unaudited) and $2,193 for the nine months ended September 30, 2005 and 2006, respectively, are reflected in the consolidated statements of operations.

The Company capitalized approximately $164 and $463 of interest related to an expansion project at its Palo Alto facility during the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, as part of construction in progress.

Depreciation included in continuing operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 was approximately $17,457, $21,032, $21,521, $17,630 (unaudited) and $11,379, respectively.

5.    Goodwill, Intangible Assets and Other Long-Term Assets

Goodwill, net of accumulated amortization was $26,273, $36,023, and $36,023 at December 31, 2004 and 2005, and September 30, 2006 respectively.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

During 2005, the Company acquired three colocation facilities from LayerOne, Inc. and recorded approximately $13,038 of other intangible assets and approximately $9,750 of goodwill in connection with the acquisition.

During 2004, the Company acquired five colocation facilities from various acquisitions and recorded approximately $24,585 of intangible assets in connection with those acquisitions.

During 2003, the Company acquired six internet exchange facilities and recorded approximately $16,768 of intangible assets.

At December 31, 2004, intangible assets were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract-based	$1,294	$(813)	$481
Customer-based	40,648	(7,218)	33,430

Total intangible assets	$41,942	$(8,031)	$33,911

At December 31, 2005, intangible assets were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract-based	$1,483	$(1,358)	$125
Customer-based	53,564	(15,456)	38,106

Total intangible assets	$55,047	$(16,815)	$38,231

At September 30, 2006, intangible assets were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract-based	$354	$(354)	$—
Customer-based	53,416	(21,295)	32,121

Total intangible assets	$53,770	$(21,649)	$32,121

Future amortization expense on intangible assets is estimated to be approximately $2,022 for the remaining three months of 2006, $7,256 for fiscal year 2007, $4,052 for fiscal year 2008, $3,627 for fiscal year 2009, $3,372 for fiscal year 2010, $3,146 for fiscal year 2011 and $8,646 thereafter.

Included in other long-term assets, net, on the consolidated balance sheets are debt issuance costs, net, totaling $3,113, $4,086 and $3,597 as of December 31, 2004 and 2005 and September 30, 2006, respectively. Also included are public offering costs of $1,678 as of September 30, 2006.

Amortization expense, included as a component of interest expense, was approximately $863, $989, $1,100, $881 (unaudited) and $630 for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

6.    Long-Term Debt

The Company’s long-term debt consisted of the following:

	December 31,		September 30,
	2004	2005	2006
Senior notes, interest (at the option of the Company at inception of each loan) at the Base Rate (Prime), plus the applicable margin (3.00% for Term Loan A, 3.25% for Term Loan B and 6.25% for 2nd Lien) or the Eurodollar Rate, as defined, plus the applicable margin (4.00% for Term Loan A, 4.25% for Term Loan B and 7.25% for 2nd Lien). The total cost of outstanding debt was 9.51% and 10.55% at December 31, 2005 and September 30, 2006, respectively.	$—	$144,937	$144,750
Senior notes, interest (at the option of the Company at inception of each loan) at the Base Rate (Prime), plus the applicable margin (3.75% for Term Loan B) or the Eurodollar Rate, as defined, plus the applicable margin (4.75% for Term Loan B). The total cost of outstanding debt was 6.83% at December 31, 2004.	69,300	—	—

Total debt	69,300	144,937	144,750
Less current portion	(11,588)	(781)	(2,375)

Long-term debt	$57,712	$144,156	$142,375

On January 26, 2001, the Company entered into a senior credit facility which originally included the ability to borrow up to $50,000 in the form of (i) a five year term loan in the amount of $36,500 and (ii) a five year revolving loan in the amount of $13,500, which included letters of credit available up to $5,000 (collectively, the “Original Credit Facility”). The Original Credit Facility was amended and restated in March 2003 to provide for total availability under the facility of $46,000. Total fees incurred for this amendment were $1,035, of which $452 were capitalized and $583 were expensed. Additionally, as a result of a reduction in borrowing capacity under the revolving loan, $342 of prior debt issue costs were written off as a loss from debt extinguishment.

On March 4, 2004, the Company amended and restated the March 2003 credit facility to provide for total availability of $110,000 in the form of (i) a four year “Term Loan B” in the amount of $70,000 that was completely drawn on March 4, 2004, (ii) a four year “Term Loan A” with $35,000 available to be drawn through March 2005, $22,000 of which was drawn down in January 2005 for the LayerOne acquisition, and (iii) a four year “Revolving Term Loan” (“2004 Revolving Loan”) in the amount of $5,000 that was drawn down by approximately $153 to back letters of credit as required by a lease agreement (collectively, the “2004 Credit Facility”). In connection with this financing activity, $409 of the remaining capitalized debt issue costs incurred with the previous credit facility associated with a former lender were expensed and have been reported as debt extinguishment loss in the consolidated statement of operations. In addition, the Company incurred $3,486 in deferred financing costs which have been capitalized, and $92 in transaction fees, which have been expensed.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

On October 13, 2005, the Company further amended and restated the 2004 Credit Facility to provide for total availability of $155,000 in the form of (i) a five year “Term Loan A” in the amount of $25,000 that was completely drawn at closing, (ii) a six year “Term Loan B” in the amount of $75,000 that was completely drawn at closing, (iii) a six-and-a-half year “Second Lien Term Loan” in the amount of $45,000 that was completely drawn at closing, and (iv) a five year “Revolving Term Loan” (“2005 Revolving Loan”) in the amount of $10,000 that was drawn down by approximately $153 to back letters of credit (collectively, the “2005 Credit Facility”). In connection with this financing, the Company incurred $2,840 in deferred financing costs which have been capitalized, and $155 in transaction fees, which have been expensed. Additionally, as a result of paying down amounts from certain lenders in the facility, $769 of debt issue costs were written off as a loss from debt extinguishment. Available capacity under the 2005 Credit Facility at September 30, 2006 was approximately $9,847.

A commitment fee of 0.5% per annum on the unused portion of the 2005 Revolving Loan is payable quarterly and each letter of credit requires a fee of 0.125% of the initial face amount, plus 4.50% per annum for interest cost payable quarterly. Mandatory principal payments, which would reduce the total capacity, are required upon issuance of new debt or equity, asset sale or receipt of casualty proceeds and with 50% of any excess cash flow, as defined, in any year after December 31, 2005. For Eurodollar based loans, interest is paid as the loans are renewed. Principal payments are based on the amortization schedule contained in the 2005 Credit Facility. Eurodollar based loans are renewed in three or six month increments, at the Company’s discretion. Interest on base rate loans is paid at the time of the loan renewal. Base rate loans are renewed quarterly. Accrued interest included in accounts payable and accrued expenses in the accompanying consolidated balance sheets is approximately $353, $1,706 and $1,697 at December 31, 2004 and 2005 and September 30, 2006, respectively.

Substantially all of the assets of the Company are pledged as collateral for the 2005 Credit Facility. The 2005 Credit Facility contains financial covenants which, among other restrictions, require the maintenance of certain financial ratios and restrict asset purchases and dividend payments. The Company was in compliance with these covenants at December 31, 2005.

At March 31, 2006, the Company was in violation of the fixed charge coverage ratio covenant. On April 28, 2006, the lenders agreed to waive such covenant violation and amended the fixed charge coverage ratio for the remainder of 2006. After this amendment the Company was in compliance as of March 31, 2006. The Company was in violation of the amended fixed charge coverage ratio, consolidated leverage ratio, and consolidated interest coverage ratio covenants as of September 30, 2006. On November 27, 2006, the lenders agreed to waive these covenant violations and amended these covenants through 2007. After this waiver and amendment, the Company was in compliance with the financial covenants of the 2005 Credit Facility as of September 30, 2006. The Company expects to be in compliance for at least the next twelve months.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

As of September 30, 2006, scheduled maturities of the 2005 Credit Facility, exclusive of potential excess cash flow payments, for the remainder of 2006 and the next five years and thereafter are as follows:

Year	Amount
2006	$594
2007	4,125
2008	9,844
2009	12,812
2010	27,938
2011	44,437
Thereafter	45,000

Total	$144,750

As of December 31, 2004 and 2005 and September 30, 2006, the Company also had issued (but not drawn upon) letters of credit of approximately $153 in connection with a lease agreement.

Interest Rate Derivatives

In December 2001, the Company purchased an interest rate cap on a notional amount of $9,000 that expired in January 2004. The Company paid approximately $27 to lock in a maximum LIBOR interest rate of 7.0% that could be charged on the notional amount during the term of the agreement.

In December 2001, the Company also entered into an interest rate collar agreement (the “Collar”) on a notional amount of $10,000 that expired in January 2005. Every three months, the actual three-month LIBOR interest rate was reviewed and the Collar had the following impact on the Company’s interest payments for the notional amount: 1) if the three month LIBOR was less than 5.5%, the Company paid 3.65% for that three month period; 2) if the three month LIBOR was greater than or equal to 5.5% and less than 7.5%, the Company paid the actual interest rate for that three month period; 3) if the three month LIBOR was greater than or equal to 7.5%, the Company paid 7.5% for that three month period. The Company had no up-front cost for the Collar.

In May 2004, the Company purchased an interest rate cap on a notional amount of $25,000 that expired in December 2005. The Company paid approximately $60 to lock in a maximum LIBOR interest rate of 3.45% that could be charged through December 2004 and 4.45% that could be charged through December 2005.

In March 2005, the Company entered into an interest rate swap agreement on a notional value of $15,000. There was no up-front cost for this agreement. The contract states that the Company pays 3.97% from July 2005 through June 2006 and 4.48% from July 2006 through June 2007. The counterparty either pays to the Company or receives from the Company the difference between actual LIBOR and the contracted rate.

In November 2005, the company entered into an interest rate swap agreement on a notional value of $70,000. There was no upfront cost for this agreement. The contract states that the Company pays 4.758% from February 2006 through February 2009. The counterparty either

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

pays to the Company or receives from the Company the difference between actual LIBOR and the contracted rate.

The fair value of interest rate derivatives represents the estimated receipts or payments that would be made to terminate the agreements prior to expiration. As of December 31, 2004 and 2005 and September 30, 2006, the Company recorded interest rate derivative fair values to their balance sheet of approximately ($39), $93 and $524, respectively. The change in fair value of approximately $127, $248, $131, $78 (unaudited) and $431 is recorded as a decrease (increase) in interest expense in the consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively.

7.    Income Taxes

For 2003, the current provision for income taxes was approximately $80, which consists entirely of state income taxes. For 2004, the current provision for income taxes was approximately $63, which consists entirely of state income taxes. For 2005, the current provision for income taxes was approximately $69, which consists entirely of federal income taxes. For the nine months ended September 30, 2005, the current provision for income taxes was approximately $140 (unaudited), which consists entirely of federal income taxes. For the nine months ended September 30, 2006, there is no provision for income taxes. There was no net deferred income tax provision for the years ended December 31, 2003, 2004 and 2005 or the nine months ended September 30, 2005 and 2006 as the Company recorded a full valuation allowance against all deferred tax assets.

As of December 31, 2005, the Company had a United States net operating loss carry forward (“NOL”) of approximately $64,307 and an alternative minimum tax credit of approximately $14 available to reduce future federal income taxes. The NOL will begin to expire in 2021. Management believes the Company has resolved the contingency related to the utilization of its NOLs by determining that the Series C financing caused an ownership change as defined in Internal Revenue Code Section (“IRC”) 382. As a result, the NOL generated prior to November 21, 2001 has been eliminated.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The components of the Company’s deferred tax assets and liabilities as of December 31, 2004 and 2005 and September 30, 2006 are as follows:

	December 31, 2004	December 31, 2005	September 30, 2006
Current deferred tax assets
Deferred rent	$61	$83	$96
Unearned revenue	448	394	572
Accrued expenses	1,788	986	694
Other	1	73	14

	$2,298	$1,536	$1,376

Less: Valuation allowance	2,298	1,536	1,376

Net current deferred tax asset	$—	$—	$—

Non-current deferred tax assets
Net operating loss carryforwards	$25,630	$23,731	$24,197
Foreign net operating loss	635	1,862	2,106
Property and equipment	—	998	2,152
Deferred rent	2,477	3,109	3,572
Unearned revenue	199	208	301

	$28,941	$29,908	$32,328

Less: Valuation allowance	25,745	25,785	29,896

Net non-current deferred tax assets	$3,196	$4,123	$2,432

Non-current deferred tax liabilities
Property and equipment	$(2,464)	$—	$—
Intangible assets	(732)	(4,123)	(2,432)

	$(3,196)	$(4,123)	$(2,432)

Net non-current deferred taxes	$—	$—	$—

The Company provides a valuation allowance against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The net deferred tax assets as of December 31, 2004 and 2005, and September 30, 2006 are fully offset by a valuation allowance.

The changes in the valuation allowance account for the deferred tax assets are as follows, after giving affect to the IRC 382 limitation discussed above:

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2006
Balance at January 1	$25,246	$25,313	$28,043	$27,321
Additions charged to costs and expenses	67	5,095	4,233	3,951
Other subtractions (1)	—	(2,365)	(4,955)	—

Balance at December 31	$25,313	$28,043	$27,321	$31,272

(1)	Decrease to the Company’s valuation allowance upon acquisition of deferred tax liabilities from the purchase of RACO in 2004 and the purchase of LayerOne in 2005.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The following table accounts for the differences between the actual tax benefit and amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the loss from continuing operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006:

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2006
Statutory benefit	$(260)	$(5,005)	$(3,849)	$(3,537)
State taxes net of federal benefit	(22)	(429)	(330)	(303)
Foreign statutory rate difference	—	28	56	74
Non-deductible expenses	295	374	(41)	(184)

	13	(5,032)	(4,164)	(3,950)
Change in valuation allowance	67	5,095	4,233	(3,950)

Provision for income taxes	$80	$63	$69	$0

8.    Loss Per Share

The following table provides the detail for the computation of basic and diluted loss per share attributable to common stockholders:

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Numerator:
Loss from continuing operations	$(823)	$(14,363)	$(11,068)	$(7,274)	$(10,059)
Less preferred stock accretions and dividends	(15,120)	(16,938)	(33,691)	(9,606)	(10,054)

Loss from continuing operations, attributable to common stockholders	$(15,943)	$(31,301)	$(44,759)	$(16,880)	$(20,113)
Income (loss) from discontinued operations	(2,331)	891	(206)	(168)	—

Loss attributable to common stockholders	$(18,274)	$(30,410)	$(44,965)	$(17,048)	$(20,113)

Denominator:
Weighted average shares	107,787	107,787	107,787	107,787	107,554

Net income (loss) per share-basic and diluted:
Continuing operations, attributable to common stockholders	$(0.15)	$(0.29)	$(0.42)	$(0.16)	$(0.19)
Discontinued operations	$(0.02)	$0.01	$—	$—	$—
Net loss, attributable to common stockholders	$(0.17)	$(0.28)	$(0.42)	$(0.16)	$(0.19)

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The following table provides the detail of potential common shares that are not included in the diluted net loss per share calculation because these shares are antidilutive:

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Common Stock Options	2,435	1,063	1,032	1,063	1,028
Series B Convertible Preferred Stock	49,674	49,674	49,674	49,674	49,674

Potential common shares should include the Series A Special Junior Stock, the Series B Special Junior Stock and the Series C Special Junior Stock (collectively referred to herein as the “Junior Stock”). However, pursuant to an investors agreement entered into between the Company and virtually all of its stockholders in March 2003 and under the Company’s certificate of incorporation that was amended and restated in March 2003, a formula was set forth establishing the amount of shares of common stock that the holders of each class of the Company’s securities is to receive in connection with a corporate reorganization or an initial public offering of the Company. The result of the application of this formula is that it would be highly unlikely that holders of the Company’s Junior Stock would receive any common stock or any other consideration in connection with a corporate reorganization or an initial public offering. As a result, management believes the fair value of the common shares and the Junior Stock is zero.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

9.    Common Stock, Series B Common Stock, Special Junior Stock and Preferred Stock

The Company has 180,436 shares authorized which have been designated and issued as follows at December 31, 2004 and 2005 and September 30, 2006:

		Issued
	Authorized	December 31,		September 30,
		2004	2005	2006

Common Stock, $0.0001 par value	50,000	42,569	42,569	42,295

Series B Common Stock, $0.0001 par value	65,217	65,217	65,217	65,217

Special Junior Stock
Series A, $0.0001 par value	1,141	706	706	706
Series B, $0.0001 par value	366	265	265	265
Series C, $0.0001 par value	4,000	220	220	220
Unallocated	1,395	—	—	—

	6,902	1,191	1,191	1,191

Redeemable Preferred Stock and Preferred Stock
Series B convertible, $0.0001 par value, 8% cumulative preference, $153,757, $166,268 and $176,322 liquidation preference at December 31, 2004 and 2005 and September 30, 2006, respectively	22,100	22,100	22,100	22,100
Series C redeemable, $0.0001 par value, 12.5% cumulative preference, $51,898, $38,492, and $39,921 liquidation preference at December 31, 2004 and 2005 and September 30, 2006, respectively	32,609	32,609	32,609	32,609
Series D redeemable, $0.0001 par value, 12% cumulative preference, $39,998 liquidation preference at December 31, 2004	33	33	—	—
Series D-1 preferred, $0.0001 par value	325	325	325	325
Series D-2 preferred, $0.0001 par value	3,250	119	156	198

Total redeemable and preferred stock	58,317	55,186	55,190	55,232

Total authorized and issued	180,436	164,163	164,167	163,935

Common Stock

The holders of Common Stock are entitled to one vote per share on matters submitted to stockholders. The Common Stock carries dividends as declared by the Board. Any dividends declared are subordinate to unpaid liquidation preferences on the Company’s outstanding

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

preferred stock. Dividends declared for the Common Stock must be declared at the same rate for holders of the Series B Common Stock (“Series B Common”) and Special Junior Stock (both discussed below). Through September 30, 2006, the Company had not declared any dividends for the holders of its Common Stock. During February 2006, the Company acquired 274 shares of common stock from a stockholder for one dollar, and those shares were retired.

Series B Common Stock

The Series B Common Stock was issued concurrently with the issuance of the Series C Redeemable Preferred Stock in November 2001 and conveys a right to one vote per share, on an as-if converted basis, in all matters submitted to stockholders. The holders of the Series B Common Stock are entitled to dividends as declared by the Board. The Series B Common Stock automatically converts to Common Stock upon the occurrence of a qualified public offering or upon the redemption of all the Series C Redeemable Preferred Stock at a rate of $0.23 per share divided by the Benchmark Price, as defined, which is currently $0.23 per share. The Benchmark Price is subject to adjustment for certain issuances of common stock, warrants and options and in the event of a stock split, reverse stock split, reorganization or dividend of Common Stock.

In liquidation, the Series B Common Stock is subordinate to all of the Company’s outstanding series of preferred stock and has equal standing with the Company’s Common Stock and Special Junior Stock. Payment of any dividends declared by the Board would be subordinate to the accrued, unpaid liquidation preferences on the Company’s outstanding preferred stock.

Special Junior Stock

During 2000, the Board established the 2000 Restricted Stock Plan through which employees could be granted shares of Special Junior Stock. Series A, B and C have been authorized and have identical rights; however, such series have different threshold values, as indicated below. The grants vest immediately; however, such grants are subject to a risk of forfeiture and expire when employment with the Company ceases. The holders of shares of Special Junior Stock are entitled to one vote per share. Shares carry dividends when and if declared by the Board and in the same amount as those declared for Common Stock. In the event of a liquidation event, as defined, outstanding shares will be converted to Common Stock; conversion occurs at a ratio of the excess of fair value over the threshold amount, as defined, at the date of the liquidation in the event of a public offering of the Company’s common stock involving aggregate proceeds of at least $75,000 and a per share price of at least 175% of the then applicable conversion price (as defined below) of the Series B Convertible Preferred Stock and, if any Series B Convertible Preferred Stock is outstanding, the Special Junior Stock will be automatically converted to Common Stock. If no Series B Convertible Preferred Stock is outstanding, conversion to Common Stock occurs upon an initial public offering. The shares may also be converted to Common Stock at the option of the Company, with the number of shares determined at the time of conversion. Changes to the provisions of Special Junior Stock on conversion at the option of the Company require consents of certain other stockholders. The Company will recognize compensation expense equal to the excess of fair value over the threshold amount or conversion amount when the occurrence of a conversion event becomes probable.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The following table summarizes activity of the Company’s 2000 Restricted Stock Plan for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006:

	Special Junior Stock
	Series A	Series B	Series C	Total
Threshold value	$0.146	$0.238	$4.90

Special junior stock at January 1, 2004	706	265	220	1,191
Forfeitures during 2004	—	—	—	—

Special junior stock at December 31, 2004	706	265	220	1,191
Forfeitures during 2005	—	—	—	—

Special junior stock at December 31, 2005	706	265	220	1,191
Forfeitures during the nine months ended September 30, 2006	—	—	—	—

Special junior stock at September 30, 2006	706	265	220	1,191

Preferred Stock

Series B Convertible Preferred Stock

During July 2000, the Company authorized and issued 22,100 shares of Series B Convertible Preferred Stock (“Series B”) for proceeds of approximately $84,341, net of issuance costs, and the conversion of outstanding notes payable and accrued interest of approximately $20,854. The Series B carries a cumulative preference of eight percent, compounded semi-annually, which is accreted through adjustments to stockholders’ deficit. In liquidation, the Series B is senior to Common Stock, Series B Common Stock and all Special Junior Stock and is subordinate to all other shares outstanding. Each share of Series B is convertible into shares of Common Stock at the option of the holder based on a conversion price, currently $2.18 per share, which is subject to certain anti-dilution adjustments. Upon such a conversion, any accumulated unpaid dividends are required to be paid by the Company. The Series B will automatically convert to common stock upon the closing of a public offering of the Company’s Common Stock involving aggregate proceeds to the Company of at least $75,000 and a per share price of at least 175% of the then applicable conversion price for each share of Series B. In addition, the Series B will automatically convert to common stock upon the written request of the holders of not less than 70% of the then outstanding Series B; a merger of the Company with a public company having at least a $75,000 float and where the consideration exceeds 175% of the then applicable conversion price for each share of Series B Preferred Stock; or a merger or sale of substantially all of the capital stock of the Company where the aggregate consideration to be received by the Series B holders is at least 175% of the then applicable conversion price for each share of Series B and the cash portion of such aggregate consideration is at least 125% of the then applicable conversion price for each share of Series B.

Series C Redeemable Preferred Stock

During November 2001, the Company authorized and issued 32,609 shares of Series C Redeemable Preferred Stock Units for gross proceeds of approximately $15,000, less issuance

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

costs of approximately $610. Each Series C Unit is comprised of one share of Series C Preferred Stock (“Series C”) and two shares of Series B Common Stock, and was issued at a purchase price equivalent to $0.46 per Series C share and $0.0001 per Series B Common share, respectively. Series C shares carry cumulative dividends of 12.5%, compounded semi-annually. Once an event causing liquidation is known or becomes probable, the Company will be required to begin accretion of the cumulative preferred dividend. In liquidation, Series C holders are entitled to $16,000 after the Company pays the full liquidation preference of the Series D Preferred Stock. In October 2005, the Company paid the $16,000 interim preference. Any remaining proceeds available for distribution by the Company would be paid pari passu as follows: (I) 35% (as diluted by the Series D-2 preferred stock) to the holders of Series C redeemable preferred until the Series C liquidation preferences are paid, with any remaining proceeds distributed to the holders of the Series B convertible preferred stock if such stock has not been converted into common stock, until such holders have been paid the full liquidation preference and with the remaining proceeds going to the holders of common stock, Series B common stock and restricted Junior Stock, pursuant to their respective ownership interests; (II) 65% (as diluted by the Series D-2 preferred stock) would go to the holders of Series D-1 preferred stock; and (III) up to 17.5% to the holders of the Series D-2 preferred stock. The Series C does not convey voting rights but does carry certain protective rights.

Series D Redeemable Preferred Stock; Series D-1 Preferred Stock

During March 2003, the Company authorized and issued 32.5 shares of Series D Redeemable Preferred Stock (“Series D”) and 325 shares of Series D-1 Preferred Stock (“Series D-1”) for approximately $32,500, less issuance costs of approximately $1,335. Series D and D-1 shares each have a par value of $0.0001 per share. Such shares were sold as a unit. Series D shares carry dividends of 12% per year, compounded semi-annually. Series D-1 shares bear dividends if declared by the Board but could not be paid until the Company had paid the $16,000 due under Series C. During October 2005, the Company redeemed the Series D shares for approximately $43,922 and made the $16,000 interim preference payment to the Series C stockholders.

Series D-2 Preferred Stock

During March 2003, the Company authorized Series D-2 Preferred Stock (the “Series D-2”). The Series D-2 carry dividends when and if declared by the Board and holders of Series D-2 may vote (with the number of votes determined based on a formula at the time of the vote) in all matters submitted to the common stockholders and while any Series C stock is outstanding.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

A summary of the activity in preferred stock is as follows:

	Series B	Series C	Series D, D-1 and D-2
Balance as of January 1, 2004	$141,228	$14,376	$34,525
Accretion of Preferred Stock	12,219	—	4,719
Issuance Costs, net	—	—	(190)

Balance as of December 31, 2004	153,447	14,376	39,054
Accretion of Preferred Stock	12,821	16,000	4,870
Repurchase of Preferred Stock	—	—	(43,922)
Payment of Liquidation Preference	—	(16,000)	—

Balance as of December 31, 2005	166,268	14,376	2
Accretion of Preferred Stock	10,054	—	—
Issuance of Preferred Stock	—	—	3

Balance as of September 30, 2006	$176,322	$14,376	$5

10.    Stock Based Compensation

Series D-2 Preferred Stock Options

The Company granted Series D-2 options to employees in 2003 and 2004. The Company granted options to two directors in 2003. The exercise price of the options granted in 2003 was $0.01 per option, and the exercise price of the options granted in 2004 was $27.69 per option. No options were granted in 2005 or the first nine months of 2006.

The options vest at the rate of 25% on the first anniversary of the grant date and 6.25% for each three month period thereafter until the options are fully vested. Certain members of senior management received options that vested 25% immediately at the date of grant and 6.25% for each three month period thereafter until the options are fully vested. These vesting periods were established by the Board at the date of grant. Options expire ten years after the date of grant or when an individual ceases to be an employee of the Company.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

A summary of the activity related to Series D-2 options for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of January 1, 2003	—	$—
Options granted	322	$0.01
Options exercised	(9)	$0.01
Options cancelled	(21)	$0.01

Outstanding as of December 31, 2003	292	$0.01
Options granted	169	$27.69
Options exercised	(110)	$0.01
Options cancelled	(34)	$0.01

Outstanding as of December 31, 2004	317	$14.76
Options granted	—	$—
Options exercised	(37)	$0.01
Options cancelled	(19)	$19.11

Outstanding as of December 31, 2005	261	$16.57
Options granted	—	$—
Options exercised	(42)	$0.08
Options cancelled	(6)	$18.46

Outstanding as of September 30, 2006	213	$19.75

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
$.01	105	7.48	54
$27.69	156	8.25	105

Total	261		159

The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
$ .01	61	6.84	38
$27.69	152	7.56	134

	213		172

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The aggregate intrinsic value of options outstanding at September 30, 2006 was $9,734. The aggregate intrinsic value of options exercisable at September 30, 2006 was $2,416 and $5,162 for options with exercise prices of $0.01 and $27.69, respectively.

Common Stock Options

In January 2001, the Board of Directors approved the 2001 Stock Incentive Plan (the “Plan”) and authorized 5,430 shares of the Company’s common stock to be reserved for issuance to employees, consultants or directors pursuant to the terms of the Plan. Options granted under the Plan may be incentive stock options or non-statutory stock options. Subsequent to 2001, no options have been awarded under this plan, and no options have ever been exercised.

In November 2001, the Company granted 750 non-statutory stock options with an exercise price of $0.23 per share to three former employees; 281 of these options replaced an existing grant of 250 options. As a result, the Company will be required to remeasure the fair value of the 281 options at each reporting period prior to a final measurement upon exercise, forfeiture or expiration. Changes in the estimated fair value of these options will be recognized as compensation expense in the period of the change. An immaterial value was ascribed to the remaining 469 new options and, accordingly, no compensation expense has been recorded.

The weighted average fair value of options granted in 2001 was $0.33. The fair value for the 2001 options were estimated at the date of grant using the minimum value method, which takes into account (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) average expected option life of 6 years, (4) no dividends, and (5) risk-free interest rates ranging between 4.37% and 5.48%.

A summary of the stock option activity of the Plan is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of January 1, 2003	2,622	$3.56
Options granted	—	$—
Options forfeited	(187)	$4.90

Outstanding as of December 31, 2003	2,435	$3.46
Options granted	—	$—
Options forfeited	(1,372)	$4.90

Outstanding as of December 31, 2004	1,063	$3.46
Options granted	—	$—
Options forfeited	(31)	$4.90

Outstanding as of December 31, 2005	1,032	$1.51
Options granted	—	$—
Options forfeited	(4)	$4.90

Outstanding as of September 30, 2006	1,028	$1.49

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

The following table summarizes information about stock options outstanding under the Plan at December 31, 2005:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
$4.90	282	4.97	282
$.23	750	5.89	750

	1,032		1,032

The following table summarizes information about stock options outstanding under the Plan at September 30, 2006:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
$4.90	278	4.22	278
$.23	750	5.14	750

	1,028		1,028

At September 30, 2006, the total intrinsic value of common stock options outstanding and exercisable was zero.

11.    Discontinued Operations and Other Dispositions

As a result of our conclusion to sell or abandon certain facilities during the periods in the table included below, these facilities met the criteria for classification as discontinued operations pursuant to FAS 144. As such, the loss associated with the operation of these discontinued facilities and the gain (loss) of the initial write down of these facilities to fair value and the ultimate disposal of the facilities are reflected as discontinued operations in the Company’s results of operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 as follows:

	For the years ended December 31,			For the nine months ended September 30,
	2003 (1)	2004	2005 (2)	2005 (2)	2006
				(unaudited)
Income (loss) from operations of discontinued facilities	$(421)	$—	$(206)	$(168)	$—
Gain (loss) from disposal of discontinued facilities	(1,144)	—	—	—	—
Adjustments to amounts previously reported (3)	(766)	891	—	—	—

	$(2,331)	$891	$(206)	$(168)	—

(1)	Losses in 2003 are related to the San Diego facility. The facility has no carrying value on the consolidated balance sheets.

(2)	Losses in 2005 are related to a facility in Chicago. The facility had no operating results in prior year financial statements requiring reclassification. The facility has no carrying value on the consolidated balance sheets.

(3)	Adjustments to amounts previously recorded are related to the resolution of certain contingencies associated with previously reported discontinued operations.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

12.    Commitments and Contingencies

Lease Payments

The Company and its subsidiaries are engaged in the operation of colocation facilities, which are held under noncancelable operating leases expiring at various dates through 2025. Certain of these noncancelable operating leases provide for renewal options.

As of September 30, 2006, minimum future lease payments under these noncancelable operating leases for the remainder of fiscal year 2006 and the next five years and thereafter are approximately as follows:

Year	Amount
2006	$5,075
2007	18,915
2008	18,342
2009	17,019
2010	12,342
2011	10,652
Thereafter	99,178

Total minimum lease payments	$181,523

Legal Proceedings

On May 31, 2006, the Company and Switch & Data Facilities Company, LLC, a subsidiary of the Company, were served with a lawsuit alleging a failure by the Company or its subsidiary to execute a lease in October 2000 for a building in Milwaukee, Wisconsin. Plaintiffs are claiming the rent and associated lease charges due for the entire term of the lease (10 years) of $3,666. Plaintiffs are also claiming a $750 loss on the sale of the building. Based upon currently available information, management is currently unable to assess the amount of any liability with respect to this action.

The Company is involved in an ongoing lawsuit related to a real estate lease in West Palm Beach, Florida. In May 2002, TQ West Palm Beach LLC and Node.com Inc. filed suit in the Circuit Court in Palm Beach County, Florida against the Company and certain subsidiaries. In addition to claims of breach of a lease, the complaint alleges fraudulent misrepresentation of the financial resources of a subsidiary. The plaintiffs are seeking damages in excess of $15,000. Management believes there is a range of likely outcomes and has accrued an amount at the low end of the range in accordance with Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”). The Company has accrued $500 as of each of December 31, 2004, December 31, 2005 and September 30, 2006 and such amount is included within other expenses in the consolidated statement of operations for the year ended December 31, 2004. In the event of a settlement or trial, the ultimate expense to the Company may be materially different than the amount accrued.

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

During December 2004, the Company settled a lawsuit regarding its Austin, Texas lease for approximately $4,000, which is included in the consolidated statement of operations for the year ended December 31, 2004.

During May 2005, the Company settled a lawsuit for $2,750 regarding a lease in Chicago, Illinois which was fully accrued for at December 31, 2004. Approximately $1,850 was included in the consolidated statement of operations for the Chicago settlement for the year ended December 31, 2004, while the remaining $900 was accrued for in 2002.

One additional suit filed on October 26, 2001, Continental Poydras Corporation vs. Switch and Data LA One, LLC and the Company’s predecessor, is pending in New Orleans, Louisiana. Plaintiff is seeking over $3.2 million in connection with the Company’s alleged default of a lease agreement. This case is currently inactive.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of business. Based upon currently available information, management believes that the amounts accrued in the balance sheet are adequate for the aforementioned claims and the amount of any additional liability with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company.

Taxes

During 2005, the State of Washington performed an excise tax audit on three of our subsidiaries and assessed additional business and occupation taxes of approximately $377. The Company has responded and is vigorously challenging these assessments. An unfavorable ruling was given on one of the subsidiaries, but the ruling is being appealed. The other cases are awaiting review by a Washington State Administrative Law Judge. The Company has accrued zero for these assessments, in accordance with FAS 5, as it believes the likelihood of unfavorable outcomes to the Company is not probable. In the event of a settlements or trials, the ultimate expense to the Company may be materially different than the amount accrued.

13.    Employee Benefit Plan

During 1999, the Company adopted the Switch & Data Facilities Company 401(k) Plan (the “401(k) Plan”). During 2003, the plan name was changed to the Switch and Data Management Company 401(k), without amending the plan features. All employees located in the United States are eligible to participate on the first day of the next month following their first month of employment. Under the 401(k) Plan, eligible employees are entitled to make tax deferred contributions, which the Company matches at a rate of 50% up to the maximum allowable statutory contribution. The Company contributed approximately $454, $571 and $514 for the years ended December 31, 2003, 2004 and 2005, respectively, and $417 (unaudited) and $558 for the nine months ended September 30, 2005 and 2006 respectively, to the 401(k) Plan.

14.    Related Party Transactions

In 2003, the Company engaged a consulting firm for certain real estate advisory services. This firm is owned by a stockholder of the Company. The Company paid approximately $100, $20 and $30, respectively, for those services for the years ended December 31, 2003, 2004 and

SWITCH & DATA FACILITIES COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2003, 2004 and 2005 and

Nine Months Ended September 30, 2005 (unaudited) and 2006

Dollars in Thousands, Except Per Share Amounts

2005. Amounts are included in general and administrative costs in the consolidated statements of operations. There was $30 and $0 payable to the firm as of December 31, 2004 and 2005, respectively.

In 2005, the Company engaged another consulting firm for certain real estate advisory services. A stockholder of the Company owns this firm. The agreement provides for a payment of $75 for these services. There was $50 payable to the firm as of December 31, 2005.

There were no related party transactions for the nine months ended September 30, 2006.

15. Segment Information

The Company manages its business as one reportable segment. Although the Company provides colocation services in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics among all markets, including the nature of the services provided and the type of customers purchasing such services.

The Company’s geographic revenues are as follows:

	For the years ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenues
United States	$69,840	$87,653	$100,091	$74,771	$78,051
Canada	—	3,796	5,323	3,897	4,498

	$69,840	$91,449	$105,414	$78,668	$82,549

Canadian operations were acquired in 2004 and as such no revenues were generated from Canada during 2003.

The Company’s long-lived assets are located in the following geographic regions:

	December 31,		September 30,
	2004	2005	2006
Long-Lived Assets
United States	$120,080	$131,742	$127,361
Canada	6,821	7,275	7,326

	$126,901	$139,017	$134,687

Revenues from a single customer were 18.8% and 10.4% of total revenues, or $13,160 and $9,512, for the years ended December 31, 2003 and 2004, respectively. The Company had no customers that represented more than 10% of total revenues for the year ended December 31, 2005 and for the nine months ended September 30, 2006.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

The table below presents valuation and qualifying accounts for the periods presented.

Description	Balance at beginning of Period	Charged to costs and expenses(1)	Deductions(2)	Balance at end of period
Year ended December 31, 2003:
Allowance for uncollectible accounts receivable	$210	$537	$(369)	$378
Year ended December 31, 2004:
Allowance for uncollectible accounts receivable	$378	$555	$(514)	$419
Year ended December 31, 2005:
Allowance for uncollectible accounts receivable	$419	$1,483	$(1,167)	$736

(1)	Represents the provision for allowance for uncollectible accounts receivable.
(2)	Represents the amounts written off against the reserve.

All other schedules are omitted because they are not required or because the information is included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Switch and Data, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Switch and Data, Inc. (the Company) at July 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Tampa, Florida

September 25, 2006

SWITCH AND DATA, INC.

Balance Sheet

As of July 31, 2006 and September 30, 2006 (unaudited)

Assets	July 31, 2006	September 30, 2006 (unaudited)
Current assets
Cash and cash equivalents	$—	$—

Total current assets	—	—

Total assets	$—	$—

Liabilities and Stockholder’s Equity
Commitments and contingencies
Stockholder’s equity
Common stock, $0.0001 par value, authorized 200,000,000 shares; 100 shares issued and outstanding at July 31, 2006	—	—
Preferred stock, $0.0001 par value, authorized 25,000,000 shares; no shares issued and outstanding at July 31, 2006
Additional paid in capital	—	—
Accumulated deficit	—	—

Total stockholder’s equity	—	—

Total liabilities and stockholder’s equity	$—	$—

The accompanying notes are an integral part of these financial statement.

SWITCH AND DATA, INC.

NOTES TO FINANCIAL STATEMENT

July 31, 2006

1.    Organization

Description of Business

Switch and Data, Inc. (hereafter “the Company”) was incorporated in Delaware on July 31, 2006. The Company is a wholly-owned subsidiary of Switch & Data Facilities Company, Inc. The Company has no operations and has been created for the purpose of effecting a reorganization merger with its parent, Switch & Data Facilities Company, Inc., as described below.

Reorganization Merger (Unaudited)

Immediately prior to the effectiveness of the Registration Statement, a reorganization merger will occur whereby Switch & Data Facilities Company, Inc. will merge into its wholly-owned subsidiary Switch and Data, Inc. Upon such merger, the holders of Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series C Redeemable Preferred Stock and Series B Convertible Preferred Stock of Switch & Data Facilities Company, Inc. will receive common shares in Switch and Data, Inc. equal to their respective liquidation preferences as contemplated by the existing investors agreement between Switch & Data Facilities Company, Inc. and its stockholders. Holders of Series D-2 Preferred Stock Options of Switch & Data Facilities Company, Inc. are expected to receive Common Stock Options of Switch and Data, Inc. of equal fair value at the date of the merger. The existing Common Stock, Series B Common Stock, Special Junior Stock, and Common Stock options of Switch & Data Facilities Company, Inc. will be cancelled by operation of the merger agreement and holders of those instruments are not expected to receive any consideration for their ownership interests.

There has been no activity other than the initial capitalization, and, therefore, the statement of operations, the statement of stockholders equity, and the statement of cash flows are not presented.

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.: Environmental Controls

Switch and Data®

Internet Exchange, Colocation and Interconnection Solutions

11,666,667 Shares

Common Stock

Deutsche Bank Securities

Jefferies & Company

CIBC World Markets

RBC Capital Markets

Raymond James

Lazard Capital Markets

Merriman Curham Ford & Co.

Prospectus

                    , 2007

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Until                     , 2007 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and The Nasdaq Global Market listing fee.

SEC registration fee		$22,969
NASD filing fee		21,967
Nasdaq Global Market listing fee		100,000
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		20,000	**
Miscellaneous		*

Total	$	*

*	To be completed by amendment.
**	Estimated

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our amended and restated certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), our directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to maintain liability insurance for its officers and directors, if available on reasonable terms. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, we have sold and issued unregistered securities to a limited number of persons, as described below.

1. From time to time during the last three years, our predecessor granted and issued options to purchase an aggregate of 200,414 shares of our predecessor’s Series D-2 Preferred Stock with a weighted-average exercise price of $21.61 to a number of our employees, officers and directors pursuant to our 2003 Stock Incentive Plan. Among those receiving options were the following officers and directors: Keith Olsen, Ernest Sampera, Arthur Matin, Kathleen Earley and William Roach. These issuances were exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act, as transactions occurring under compensatory benefit plans.

2. From time to time during the last three years, our predecessor issued an aggregate of 206,583 shares of our predecessor’s Series D-2 Preferred Stock to employees, directors and consultants upon exercise of options granted pursuant to our 2003 Stock Incentive Plan, with a weighted-average exercise price of $0.02 per share, for an aggregate of $4,833. These issuances were exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act, as transactions occurring under compensatory benefit plans.

3. In August 2006, upon our incorporation, we issued 100 shares of common stock to our predecessor in exchange for $0.01 in the aggregate. This issuance was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, as an issuance by an issuer not involving a public offering.

The recipients of securities in each of the above transactions represented to us their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us and otherwise, to information about us. No underwriters were involved nor were any commissions paid as part of these sales.

4. Pursuant to an investors agreement between our predecessor and virtually all of its stockholders, our predecessor will merge into us in a corporate reorganization immediately prior to the closing of the offering contemplated by this registration statement. In this reorganization, we will issue in the aggregate 24,787,475 shares of our common stock to our predecessor’s stockholders. The allocation of this fixed amount of our common shares among the different classes of our predecessor’s stock will be determined according to a formula set forth in the investors agreement that is based on the initial public offering price of our shares of common stock. As a result of the application of this formula, it is highly unlikely that the holders of our predecessor’s Common Stock, Series B Common Stock and Series A, B and C Special Junior Stock will receive any of our common stock or any other consideration in connection with our corporate reorganization. All outstanding D-2 Preferred Stock options issued by our predecessor will automatically be converted into options to acquire shares of our common stock. These issuances will be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as issuances by an issuer not involving a public offering. For more detail regarding our corporate reorganization, see “Risk Factors—Risks Related to the Offering—We may face litigation with certain of our stockholders” and “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

1.1	**	Form of Underwriting Agreement

2.1	**	Form of Agreement and Plan of Merger

3.1	**	Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of this offering)

3.2	**	Form of Amended and Restated By-Laws (to be adopted immediately prior to the closing of this offering)

3.3	**	Form of Certificate of Merger

4.1	**	Form of Specimen Common Stock Certificate

4.2	**	Form of Fifth Amended and Restated Investors Agreement

5.1	**	Opinion of Holland & Knight LLP

10.1	***	Employment Agreement, dated February 16, 2004, between Switch & Data Facilities Company, Inc. and Keith Olsen

10.2	***	Employment Agreement, dated June 16, 2004, effective as of June 14, 2004, between Switch & Data Facilities Company, Inc. and George Pollock, Jr.

10.3	***	Employment Agreement, dated July 21, 2004, between Switch & Data Facilities Company, Inc. and Ernest Sampera

10.4	***	Employment Agreement, effective as of July 1, 2006, between Switch and Data Management Company LLC and William Roach

10.5	***	Offer Letter, dated August 8, 2005, between Switch and Data Management Company LLC and Ali Marashi

10.6	***

Third Amended and Restated Credit Agreement, dated as of October 13, 2005, among Switch & Data Holdings, Inc., as the Borrower, the institutions party thereto from time to time as Lenders, as the Lenders, Deutsche Bank AG New York Branch, as the Administrative Agent, Canadian Imperial Bank of Commerce and Royal Bank of Canada, as the Co-Documentation Agents, CIT Lending Services Corporation and BNP Paribas, as the Co-Syndication Agents, and Deutsche Bank Securities, Inc. and BNP Paribas, as Joint Lead Arrangers

10.7	***

First Amendment to Third Amended and Restated Credit Agreement, dated as of April 28, 2006, among Switch & Data Holdings, Inc., as the Borrower, the institutions party thereto from time to time as Lenders, as the Lenders, Deutsche Bank AG New York Branch, as the Administrative Agent, Canadian Imperial Bank of Commerce and Royal Bank of Canada, as the Co-Documentation Agents, CIT Lending Services Corporation and BNP Paribas, as the Co-Syndication Agents

10.8	***

Credit Agreement, dated as of October 13, 2005, among Switch & Data Holdings, Inc., as the Borrower, the institutions party thereto from time to time as Lenders, as the Term Loan Lenders, Deutsche Bank AG New York Branch, as the Administrative Agent, Canadian Imperial Bank of Commerce and Royal Bank of Canada, as the Co-Documentation Agents, CIT Lending Services Corporation and BNP Paribas, as the Co-Syndication Agents, and Deutsche Bank Securities, Inc. and BNP Paribas, as Joint Lead Arrangers

10.9	**	2007 Stock Incentive Plan

10.10	***	Agreement of Lease with 111 Eighth Avenue LLC, dated as of June 30, 1998

10.11	***	First Amendment of Lease with 111 Eighth Avenue LLC, dated as of August 3, 2005

10.12	***	Sublease with Global Crossing Telecommunications, Inc., dated as of November 21, 2005

10.13	***	First Amendment to Sublease with Global Crossing Telecommunications, Inc., dated as of May 4, 2006

10.14	***	Second Amendment to Sublease with Global Crossing Telecommunications, Inc., dated as of August 10, 2006

10.15	***	Sublease Agreement with Abovenet Communications, Inc., dated as of March 13, 2003

10.16	***	Lease with 529 Bryant Street Partners, LLC, dated as of January 31, 2005

10.17	***	Amendment to Lease with 529 Bryant Street Partners, LLC, dated as of January 31, 2005

10.18	***

Waiver and Second Amendment to Third Amended and Restated Credit Agreement, dated as of November 27, 2006, among Switch & Data Holdings, Inc., as the Borrower, the institutions party thereto from time to time as Lenders, as the Lenders, Deutsche Bank AG New York Branch, as the Administrative Agent, Canadian Imperial Bank of Commerce and Royal Bank of Canada, as the Co-Documentation Agents, and CIT Lending Services Corporation and BNP Paribas, as the Co-Syndication Agents

21.1	***	Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of PricewaterhouseCoopers LLP

23.3	**	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	***	Powers of Attorney (included in this Part II of the registration statement)

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.

(b) Financial Statement Schedules.

See Schedule II—“Valuation and Qualifying Accounts” contained on page F-39. All other schedules are omitted as the information is not required or is included in the Registrant’s financial statements and related notes.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tampa, State of Florida, on this 25th day of January, 2007.

SWITCH AND DATA, INC.

By:	/s/ KEITH OLSEN
Name:	Keith Olsen
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

* William Luby	Chairman of the Board	January 25, 2007

/s/ KEITH OLSEN Keith Olsen	President, Chief Executive Officer and Director (principal executive officer)	January 25, 2007

/s/ George Pollock, Jr. George Pollock, Jr.	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	January 25, 2007

* George Kelly	Director	January 25, 2007

* Kathleen Earley	Director	January 25, 2007

* Arthur Matin	Director	January 25, 2007

* M. Alex White	Director	January 25, 2007

*By:	/s/ KEITH OLSEN
Keith Olsen Attorney-in-fact

EXHIBITS

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP